As filed with the Securities and Exchange Commission on June 23, 2004
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TRM CORPORATION

(Exact name of registrant as specified in its charter)

Oregon	93-0809419
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5208 N.E. 122nd Avenue

Portland, Oregon 97230-1074
(503) 257-8766
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive office)

Amy B. Krallman, Esq.

Senior Vice President
5208 N.E. 122nd Avenue
Portland, Oregon 97230-1074
(503) 257-8766
(Address, including zip code, and telephone number,
including area code, of agent for service)

Please send copies of communications to:

J. Baur Whittlesey, Esq. Ledgewood Law Firm, P.C. 1521 Locust Street Philadelphia, PA 19102 (215) 731-9450	William L. Horton, Jr., Esq. Shaw Pittman LLP 2300 N Street, N.W. Washington, D.C. 20037-1128 (202) 663-8000

      Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

      If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.     ☐

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.     ☐

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.     ☐

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price	Aggregate Offering	Registration
Securities to be Registered	Registered	Per Unit(1)	Price(1)	Fee

Common Stock	5,175,000	$12.37	$64,014,750	$8,111

(1)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933 based upon the average of the high and low prices reported on the Nasdaq SmallCap Market on June 22, 2004.

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 23, 2004

4,500,000 Shares

TRM CORPORATION

Common Stock

        We are selling 4,500,000 shares of our common stock. Our common stock is quoted on the Nasdaq SmallCap Market under the symbol “TRMM.” We have applied to have our common stock quoted on the Nasdaq National Market. The last reported sales price of our common stock on the Nasdaq SmallCap Market on June 21, 2004 was $11.88 per share.

       Investing in our common stock involves risks. You should read the section entitled “Risk Factors” beginning on page 6 of this prospectus before buying our common stock.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      We have granted the underwriters a 30-day option to purchase an additional 675,000 shares of our common stock at the public offering price, less the underwriting discounts and commissions, solely to cover over-allotments, if any.

      We expect that the shares of our common stock will be ready for delivery to purchasers on or about                     , 2004.

FRIEDMAN BILLINGS RAMSEY

The date of this prospectus is                     , 2004

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference into this prospectus or the documents incorporated by reference into this prospectus is accurate only as of the date of this prospectus or the applicable information or document incorporated by reference, regardless of the time of delivery of this prospectus or of any sales of our common stock. Our business, financial condition, results of operations or prospects may have changed since those dates.

PROSPECTUS SUMMARY

      This summary highlights selected information from this prospectus. You should carefully read the entire prospectus before making an investment decision, including the consolidated financial statements and related notes and other financial data included in or incorporated by reference into this prospectus. You should also carefully consider the information set forth under “Risk Factors” beginning on page 6. Unless otherwise indicated, this prospectus does not reflect an exercise of the underwriters’ over-allotment option nor does it reflect a possible repurchase of our Series A preferred stock and related warrants, as described in “Use of Proceeds.”

      In this prospectus, we refer to TRM Corporation and its subsidiaries as “we,” “our” or “our company,” and we refer to automated teller machines as ATMs. Our fiscal year end is December 31.

Our Company

Overview

      We are a large-scale, multinational owner and operator of ATM and photocopier networks with operations in the United States, the United Kingdom and Canada. With 1,299 ATMs in the United States and 2,670 ATMs in the United Kingdom, as of March 31, 2004 we have the tenth largest domestic ATM network and second largest U.K. ATM network. In addition, with 25,877 self-service photocopiers in the United States, the United Kingdom and Canada, as of March 31, 2004 we believe we have the largest such network in the world.

      We locate our machines in high traffic retail environments through national merchants such as The Pantry and Cumberland Farms, and through regional and locally-owned retail convenience stores such as Albertson’s, Winn-Dixie, Londis and the U.K. Post Office. In addition to providing supplemental revenues from shared transaction fees, we believe that our machines benefit these merchants by helping to promote higher foot traffic, increased impulse purchases and longer shopping times since they often make the retail site a destination for cash and photocopies.

      We attempt to maximize the usefulness of our ATMs to our customers by participating in as many electronic funds transfer networks, or EFTNs, as practical, including Visa, Mastercard, Cirrus, Plus, American Express, Discover/ Novus and LINK. The number of transactions processed by our ATMs has grown from 9.0 million in 2001 to 15.3 million in 2003, and from 3.4 million in the first quarter of 2003 to 4.0 million in the first quarter of 2004. Primarily as a result of this growth, our ATM net sales increased from $16.6 million in 2001 to $34.5 million in 2003, reflecting a compounded annual growth rate of 43.9%. For the first quarter of 2004, our ATM net sales of $9.6 million increased 30.0% as compared to $7.4 million in the first quarter of 2003.

      We believe that there are substantial opportunities to increase our ATM sales in the future through the acquisition of existing ATM networks and the deployment of new ATMs. In 2004 we began implementing our acquisition growth strategy with our purchases of Inkas Financial Corp. Ltd., which added 447 ATMs to our U.K. network, and Mighty Cash Financial Services, through which we acquired our first 72 ATMs in Canada. Over the next few years, we expect an increase in the expiration of five- to seven-year contracts that were signed during the initial consolidation of the U.S. ATM industry in the late 1990s. We plan to target merchants with expiring contracts as a way to drive new ATM deployment.

      As of March 31, 2004, we had 19,532 photocopiers deployed in the United States, 3,259 in the United Kingdom and 3,086 in Canada. In late 2002 and 2003 we decided to work with our merchants to increase the per page price for photocopier services because we determined that sales revenues from the higher per page price, and cost savings, would exceed sales revenues lost as a result of expected volume declines. As a result, while increased price amplified the historical trend toward lower copy volumes, we maintained net sales and increased gross profit over 2002. While our photocopy volume declined by 19.2% from 2001 to 2003, our photocopier net sales only decreased by 9.6%, from $48.4 million to $43.7 million, and our photocopier gross profit only decreased by 3.5% from $19.2 million to $18.5 million over the same time period. Furthermore, for the first quarter of 2003 compared to the same quarter of 2004 our photocopier net sales grew by 6.7% from $10.7 million to $11.4 million, and our gross profit grew 37.0%, from $4.2 million to $5.8 million. Although we believe that our photocopier operation is a mature business, it remains an important source of cash flow to help us grow our ATM business.

      To maintain our networks of ATMs and photocopiers, we have developed an extensive in-house service network. Through this network, we provide installation, maintenance, diagnostic and repair services to approximately 98% of our ATMs and 95% of our photocopiers. We believe that our in-house service network distinguishes us from our competitors and enables us to service our machines more promptly and efficiently than if we relied on third-party service providers. It has also allowed us to start providing servicing to other ATM operators.

Competitive Advantages

      Relationships with established merchants under multi-year contracts. We have strong relationships with national, regional and local merchants in the United States, the United Kingdom and Canada. Since they are typically governed by multi-year contracts, our merchant relationships contribute to the recurring nature of our sales. As of March 31, 2004, 72.3% of our ATM sales and 14.2% of our photocopier sales were attributable to contracts expiring in 2007 or later.

      Extensive in-house service network. We employ over 200 field technicians and technical support personnel who provide installation, maintenance, diagnostic and repair services to our ATMs and photocopiers. The size and scale of our service organization permits us to efficiently operate and maintain our ATM and photocopier networks and to offer maintenance and repair services to third-party ATM operators. We are able to leverage the daily presence of our service technicians in the field to identify new locations for our machines as well as possible acquisitions.

      Large-scale operator. Given the size of our ATM and photocopier networks, we have access to capital, such as cash for our ATMs and acquisition financing, at costs that we believe are more favorable than those of smaller operators. In addition, because of the international scope of our business and our technical support infrastructure, we believe that we are well-positioned to identify and integrate acquisition opportunities that can contribute to our growth both within and outside of the United States.

      Management. Our senior management team has an average of over 15 years experience in the ATM or financial services industries. Since assuming operating control in June 2002, our management has grown our ATM business and returned our company to profitability. Our ATM gross profit grew from $4.0 million in 2001 to $8.2 million in 2002 and $16.1 million in 2003. After declining from $19.2 million in 2001 to $17.2 million in 2002, our photocopier gross profit rebounded to $18.5 million in 2003. Our losses from continuing operations of $3.3 million in 2001 and $3.7 million in 2002 were reversed in 2003 as we recognized $5.5 million of income from continuing operations.

Business Strategy

      We intend to focus on growing our ATM business while managing our photocopier business for improved profitability. Specifically, we plan to:

      Pursue ATM acquisitions. The ten largest independent sales organizations, or ISOs, in the United States operate approximately 23.0% of domestic non-bank ATMs and the three largest ISOs in the United Kingdom operate approximately 19.0% of U.K. non-bank ATMs. The remaining non-bank ATMs in each market are operated by smaller, independent operators. As a result, we believe that the markets in both the United States and the United Kingdom are highly fragmented and present substantial opportunities for us to acquire ATM networks. We also expect to pursue acquisitions in other countries as opportunities arise.

      Expand our merchant base. We seek to expand the number of merchants with whom we place our ATMs. We believe that our extensive experience in providing retail convenience services and our in-house technical service capabilities give us a competitive advantage in obtaining new merchant customers. We also believe that there are opportunities to place ATMs in some of the approximately 25,000 locations in which we already have photocopiers.

      Increase penetration of our existing merchant base. We seek to increase the number of ATMs within our existing merchant base by placing machines in locations that currently do not have ATMs or in new locations opened by our merchants, and by displacing ATMs operated by other ISOs and banks with whom our merchants have relationships.

      Redeploy existing ATMs and photocopiers to higher traffic environments. On a continuous basis, we seek to redeploy both our ATMs and photocopiers from lower to higher traffic locations that should drive additional transaction volume and, accordingly, increase sales. As part of this program, in 2003 we redeployed 960 ATMs and redeployed approximately 2,000 photocopiers.

      Expand our in-house service operations. In November 2003, we began using our in-house service network to provide technical service to ATMs owned by unrelated third-party operators. As part of that initiative, we entered into an agreement with Triton Systems, Inc., the second largest U.S. ATM manufacturer, to become the nationwide service provider for Triton’s entire ATM product line in the United States. We currently service approximately 11,500 third-party operated ATMs and intend to expand this program through one-on-one marketing efforts, referrals from ATM manufacturers and marketing in industry trade journals.

General Information

      We are an Oregon corporation. Our principal offices are located at 5208 N.E. 122nd Avenue, Portland, Oregon 97230-1074. Our telephone number is (503) 257-8766.

The Offering

Common stock offered	4,500,000 shares; 5,175,000 shares if the underwriters’ over-allotment option is exercised in full.

Common stock to be outstanding after this offering(1)	12,020,189 shares; 12,695,189 shares if the underwriters’ over-allotment option is exercised in full.

Use of proceeds	We expect to use the net proceeds from this offering to acquire ATMs and for working capital and general corporate purposes. We may also use the net proceeds of this offering to repurchase some of our Series A preferred stock and related warrants. However, we have no repurchase agreements with the holders of these securities or other repurchase rights, and, accordingly, even if we determine to purchase these securities, we may be unable to do so.

Risk factors	An investment in our common stock involves risks. Please read “Risk Factors” beginning on page 6 of this prospectus.

Nasdaq symbol(2)	TRMM

(1)	Based on the number of shares of common stock outstanding on June 15, 2004. This number does not include 1,570,974 shares of common stock that may be issued upon the exercise of currently outstanding options granted under our stock option plans, which have a weighted average exercise price of $4.37 per share, or 1,317,443 shares of common stock that may be issued upon the conversion of our Series A preferred stock.

(2)	Our common stock currently is quoted on the Nasdaq SmallCap Market. We have applied to list our common stock for quotation on the Nasdaq National Market.

Summary Financial Data

      The following table sets forth summary financial data as of and for the three months ended March 31, 2004 and 2003 and the fiscal years ended December 31, 2003, 2002, 2001, 2000 and 1999. We derived the data as of and for the years ended December 31, 2003, 2002, 2001, 2000 and 1999 from our audited consolidated financial statements for such periods. Our audited consolidated financial statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 are included elsewhere in this prospectus. We derived the financial data as of March 31, 2004 and for the three months ended March 31, 2004 and 2003 from our unaudited financial statements which are included in this prospectus and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results of unaudited interim periods.

						As of and for the three
						months ended
	As of and for the years ended December 31,					March 31,

	1999(1)	2000	2001	2002	2003	2003	2004

						(unaudited)

	(in thousands, except per share and other operating data)
Sales	$68,338	$76,081	$78,987	$85,243	$95,851	$22,414	$25,929
Less discounts	12,099	12,268	12,810	14,691	16,625	3,726	4,899

Net sales	56,239	63,813	66,177	70,552	79,226	18,688	21,030
Cost of sales	30,066	39,433	42,295	43,591	44,604	11,086	10,676

Gross profit	26,173	24,380	23,882	26,961	34,622	7,602	10,354
Selling, general and administrative expense	22,605	27,567	24,959	26,698	24,892	5,799	6,211
Asset retirements	—	—	—	2,049	626	63	—

Operating income (loss)	3,568	(3,187)	(1,077)	(1,786)	9,104	1,740	4,143
Interest expense	412	2,143	2,247	1,581	1,035	330	246
Loss on sale of assets of foreign subsidiary	—	—	1,550	—	—	—	—
Other expense (income), net	(321)	(1)	(872)	1,907	(109)	150	135

Income (loss) before minority interest	3,477	(5,329)	(4,002)	(5,274)	8,178	1,260	3,762
Minority interest in losses of consolidated subsidiary	—	495	1,190	72	—	—	—

Income (loss) from continuing operations before income taxes	3,477	(4,834)	(2,812)	(5,202)	8,178	1,260	3,762
Provision (benefit) for income taxes	1,387	(2,041)	506	(1,459)	2,722	507	1,249

Income (loss) from continuing operations	2,090	(2,793)	(3,318)	(3,743)	5,456	753	2,513
Income (loss) from discontinued operations(2)	—	(1,962)	(3,144)	(264)	—	—	—
Cumulative effect of change in accounting principle	—	856	—	—	—	—	—

Net income (loss)	2,090	(3,899)	(6,462)	(4,007)	5,456	753	2,513
Preferred stock dividends	(1,500)	(1,500)	(1,500)	(1,500)	(1,500)	(375)	(375)
Income (loss) from continuing operations available to common shareholders	590	(4,293)	(4,818)	(5,243)	3,956	378	2,138
Basic income (loss) per share from continuing operations	0.08	(0.60)	(0.68)	(0.74)	0.56	0.05	0.30
Diluted income (loss) per share from continuing operations	0.08	(0.60)	(0.68)	(0.74)	0.54	0.05	0.26

						As of and for the three
						months ended
	As of and for the years ended December 31,					March 31,

	1999(1)	2000	2001	2002	2003	2003	2004

						(unaudited)

	(in thousands, except per share and other operating data)
Balance Sheet Data:
Cash and cash equivalents	$16,775	$6,012	$1,598	$2,127	$5,724	$2,436	$8,941
Working capital (deficit)	25,298	(3,072)	(2,742)	(1,858)	2,263	(1,822)	1,295
Total assets(3)	95,906	134,089	111,556	108,854	112,275	109,617	126,359
Long-term debt, including current portion(3)	23,192	52,142	43,543	41,682	37,598	44,167	39,600
Obligations under capital leases	—	—	126	4,087	4,897	5,850	4,745
Preferred dividends payable	—	377	1,877	3,377	4,502	3,752	4,502
Preferred stock	19,798	19,798	19,798	19,798	19,798	19,798	19,798
Shareholders’ equity	61,279	54,547	45,332	42,094	48,876	42,424	56,217
Other Operating Data (unaudited):
Number of ATMs(4)	443	1,857	2,082	3,057	3,416	3,100	3,969
Number of ATM transactions	700,512	6,274,792	9,023,144	12,562,726	15,318,078	3,391,955	4,023,210
Number of photocopiers	33,879	33,108	29,706	28,399	26,317	28,033	25,877
Number of photocopies	1,269,080,773	1,157,367,221	1,064,189,748	979,575,251	859,469,196	226,407,105	161,824,254

(1)	In 2000 we changed our accounting method for depreciating certain photocopier equipment and recorded the cumulative effect of the change in 2000. The pro forma amounts for 1999 shown below reflect income from continuing operations and net income, in each case in thousands, and related per share data as if the accounting change were applied retroactively.

Income from continuing operations	$2,712
Net income	2,712
Effect of accounting change per share	0.09
Basic income per share from continuing operations after accounting change	0.17
Diluted income per share from continuing operations after accounting change	0.17

(2)	We formed iATMglobal.net in 2000 and disposed of some of its operations in 2002. We show the results of the disposed operations of iATMglobal.net as discontinued operations.

(3)	Total assets and long-term debt, including current portion, as of March 31, 2004 and 2003 and December 31, 2003, 2002, 2001 and 2000 include the assets and debt of TRM Inventory Funding Trust, the vault cash funding facility for our ATM operations in the United States which we established in 2000, as a result of our adoption of FIN 46R as of December 31, 2003. For a description of FIN 46R and its impact on us, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — New Accounting Standards.”

(4)	The number of ATMs as of March 31, 2004 includes 447 ATMs acquired on that date through our acquisition of Inkas Financial.

RISK FACTORS

      You should carefully consider each of the risks described below, together with all of the other information contained in or incorporated by reference into this prospectus, before deciding to invest in shares of our common stock. If any of the following risks develop into actual events, our business, financial condition or results of operations could be materially adversely affected, the trading price of your shares could decline and you may lose all or part of your investment.

Risks Relating to Our Business Generally

Our recurring sales depend on transaction fees from our ATMs and photocopiers. A decline in either our transaction volume or the transaction fees we charge could reduce our sales and operating results.

      Transaction fees for our ATMs and photocopiers produce substantially all of our sales. Consequently, our future operating results will depend on both transaction volume and the amount of the transaction fees we are able to charge. Our transaction volume and fees will depend principally upon:

•	our ability to find replacement sites in the event of merchant turnover;

•	competition, which can result in over-served markets, pressure both to reduce existing fee structures and increase sales discounts to merchants and reduced opportunities to secure merchant or other placements of our machines;

•	our ability to service, maintain and repair our machines promptly and efficiently;

•	continued market acceptance of our services; and

•	government regulation of our fees.

      If either our transaction volume or the transaction fees we are able to charge decrease in either the United States or the United Kingdom, our primary market segments, our sales could decline, which would have an adverse effect on our operating results.

Fluctuations in foreign exchange rates could affect the amounts we report in our financial statements.

      We record the results of our U.K. and Canadian operations in the relevant local currency and convert these results into U.S. dollars at the applicable exchange rate for inclusion in our consolidated financial statements. We have not tried historically to reduce our exposure to foreign exchange rate fluctuations by currency hedging. As a result, changes in exchange rates may cause the amounts we report in our financial statements to fluctuate without relation to the results of the underlying operations in the respective host currencies. For example, approximately 36.4% of our 2003 net sales occurred in the United Kingdom and were denominated in British pounds. During the fourth quarter of 2003, the U.S. dollar reached its lowest value relative to the British pound in the previous five years. Due to the increase in the value of the British pound during 2003, we reported $3.0 million more in sales and $1.5 million more in cost of sales during 2003 than we would have reported if the exchange rate had remained constant at the 2002 average.

Changes in technology could reduce use of our ATMs and photocopiers and, as a result, reduce our sales.

      New technology in the ATM or photocopier industries may result in our existing machines becoming obsolete, requiring us to either replace or upgrade our existing machines. Any replacement or upgrade program would involve substantial expense. Our failure to either replace or upgrade obsolete machines could result in customers using other ATM or photocopier networks that have the new technology, thereby reducing our sales and reducing or eliminating our profitability.

Loss of key personnel could harm our business.

      Our ability to execute our growth strategy successfully depends, in part, upon the continued service of Kenneth L. Tepper, our President and Chief Executive Officer. The employment agreement we have with Mr. Tepper allows him to terminate his employment with us at any time. Our future success also depends upon our ability to attract, retain and motivate highly-skilled employees. Loss of the services of Mr. Tepper or any other key employee, and the failure to attract and retain other highly-qualified employees, would adversely affect our ability to continue to grow our business. We do not maintain key person life insurance policies on any of our key employees.

Both the ATM and photocopier markets are highly competitive, which could limit our growth or reduce our sales.

      Persons seeking either ATM or photocopier services have numerous choices. For ATMs, these choices include ATMs offered by banks or other financial institutions and ATMs offered by ISOs such as ours. For photocopiers, the choices include specialty full-service business centers, copy and print shops, photocopiers located at other convenient merchant locations and home photocopier/printers. Some of our competitors offer services directly comparable to ours while others, particularly in the photocopier market, are only indirect competitors as we describe in “Business — Competition.” In addition, we believe that there will be continued consolidation in the ATM industry in both the United States and the United Kingdom. Accordingly, new competitors may emerge and quickly acquire significant market share. This competition could prevent us from obtaining or maintaining desirable locations for our machines, reduce the use of our machines, and limit or reduce the transaction fees we can charge or require us to increase our merchants’ share of those fees. Moreover, because the economic barrier to entry into the photocopier business, is low, additional competitors may enter our markets. The occurrence of any of these factors could limit our growth or reduce our sales.

We may not be able to obtain sufficient funds to continue to grow our business and any additional financing may be on terms adverse to your interests.

      We may need additional financing to continue to grow our business. If additional financing is not available when we require it or is not available on acceptable terms, we may be unable to fund our expansion, take advantage of business opportunities or respond to competitive pressures, any of which could reduce the value of your investment. If we obtain additional financing by issuing equity securities, you may experience significant dilution of your ownership interest, and holders of these securities may have rights senior to yours. If we obtain additional financing by issuing debt securities, the terms of these securities could further restrict or prevent us from paying dividends and could further limit our flexibility in making business decisions. In this case, the value of your investment could be reduced. For a description of current restrictions on our payment of dividends, see “Market Price Range and Dividends on our Common Stock — Dividends.”

Our operating results may decline and our merchants may become dissatisfied if we are unable to expand our in-house service network.

      We cannot be certain that we will be able effectively to expand our in-house service network as quickly as necessary to accommodate our growing business. We believe that our ability to provide reliable and effective service to our ATMs and photocopiers gives us a competitive advantage when approaching merchants about locating machines in their facilities and is important to the successful expansion of our ATM business. We have been rapidly acquiring ATMs and expect to use a portion of the proceeds from this offering to acquire additional ATMs or companies that own ATMs. We also are attempting to expand our third-party servicing business. As a result, we may need to expand our servicing operations to accommodate increased demand for these services, which would require time to hire and train additional personnel. If we are unable to expand our servicing business to meet the needs of our expanding operations, we may damage our relationships with merchants on whom we rely for our ATM and photocopier placements, and our ATMs and photocopiers may experience longer down times than they have in the past, resulting in lower per-machine sales.

Increases in interest rates will increase our expenses.

      We have credit and vault cash facilities that carry variable interest rates. We describe these facilities in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” and “— Quantitative and Qualitative Disclosure About Market Risk — Interest Rate Risk.” Consequently, a rise in interest rates would increase our operating costs and expenses.

Risks Relating to Our ATM Business

Loss of our ATM placement contracts with either The Pantry or Cumberland Farms would materially reduce our sales.

      For the first quarter of 2004, The Pantry represented over 19.1% of our ATM net sales and Cumberland Farms represented an additional 9.3% of such net sales. ATMs placed with these two merchants accounted for approximately 25.2% of our ATMs. Loss of either contract would result in a significant reduction in our ATM net sales and, if we are unable to redeploy these machines, a write down in the value of our fixed assets.

We may not succeed in our acquisition strategy.

      We plan to expand our ATM business through complementary acquisitions in the United States, United Kingdom, Canada and other countries as opportunities arise. We are currently evaluating several acquisitions and expect to consider growth opportunities through additional acquisitions, which may involve payments in cash or the issuance of additional shares of our common stock. Our acquisition strategy has several risks including:

•	We may not be able to successfully identify or complete additional acquisitions.

•	The operations, technology and personnel of any acquired companies may be difficult to integrate.

•	Substantial management resources may be diverted from our day-to-day business to consummate and integrate these transactions.

•	Acquired networks may not achieve anticipated net sales, earnings or cash flow. Such a shortfall could require us to write down the carrying value of the intangible assets associated with any acquired company, which would reduce our reported earnings.

•	If we acquire an existing company, as opposed to simply acquiring existing ATM networks, we may assume some or all of the liabilities associated with the acquired company.

•	If the ATM industries in the United States and the United Kingdom continue to consolidate, as we expect that they will, we may face increased competition for acquisition opportunities, which may inhibit our ability to complete suitable acquisitions on terms favorable to us.

Any of these factors could increase our expenses and charges and decrease our net sales and the value of your investment. If we are unable to grow through acquisitions consistent with our current plan, we may be unable to meet analysts’ growth estimates which could reduce the value of your investment.

Our international operations may not be successful.

      Our U.K. ATM operations account for approximately 63% of our 2003 ATM net sales and 62% of our ATM net sales for the first quarter of 2004. On March 31, 2004, we acquired Inkas Financial and increased the number of ATMs we operate in the United Kingdom to 2,670. On June 17, 2004, we acquired Mighty Cash, which gave us 72 ATMs in Canada. We expect to continue to expand in the United Kingdom and to expand into other countries as opportunities arise. As a result, we expect the percentage of our ATM net sales from our non-U.S. operations to increase in future periods. Our international operations are subject to certain inherent risks, including:

•	exposure to currency fluctuations;

•	difficulties in complying with foreign laws and regulations;

•	unexpected changes in regulatory requirements;

•	difficulties in staffing and managing foreign operations; and

•	potentially adverse tax consequences.

Any of these factors could have a material adverse effect on our international operations and international expansion and, consequently, on our business, results of operations and financial condition.

Our ATM business operates in a changing and unpredictable regulatory environment.

      ATM withdrawal transactions involve the electronic transfer of funds. The U.S. Electronic Funds Transfer Act provides the basic framework establishing the rights, liabilities and responsibilities of participants in EFTNs. In addition, there have been various state and local efforts to ban, limit or otherwise regulate ATM transaction fees, which make up a large portion of our sales. For example, in Tennessee, Nebraska and Iowa only bank-sponsored ATMs can impose withdrawal fees. As a result, in these states we must make arrangements with a local bank to act as a sponsor of our ATMs, which typically involves additional documentation costs and payment of a fee to the bank. Any limitation on our ability to charge withdrawal fees in areas where we have a concentration of ATMs could reduce our ATM sales. In addition, if existing regulations are made more restrictive or new regulations are enacted, we may incur significant expense to become compliant with them.

      Because of reported instances of fraudulent use of ATMs, legislation is pending that would require state or federal licensing and background checks of ATM operators. There are proposals pending in some jurisdictions, including New York and New Jersey, that would require merchants that are not financial institutions to be licensed in order to maintain an ATM on their premises; other jurisdictions currently require such licensing. New licensing requirements could increase our cost of doing business in those markets.

New government and industry standards could result in substantially increased costs in 2004 and 2005 and, if we cannot meet compliance deadlines, could require us to remove non-compliant machines from service.

      The Digital Encryption Standard, or DES, is the encryption standard that ATMs use to encrypt the personal identification number that is sent to an ATM processor during an ATM transaction. As we discuss in “Business — Government and Industry Regulation,” due to security concerns, MasterCard International, one of the largest EFTNs in the United States, and LINK, the principal EFTN in the United Kingdom, have required that ATMs using their networks be compliant with a new DES, known as “triple DES,” by April 1, 2005 for Mastercard International and by December 31, 2004 for LINK. For European ATMs, MasterCard International also is requiring compliance with a standard known as Europay Mastercard Visa, or EMV, by March 31, 2005. As of March 31, 2004, the substantial majority of our ATMs were not equipped with triple DES encryption, nor were the substantial majority of our U.K. ATMs EMV compliant. We believe that the cost of upgrading our ATMs to comply with triple DES and EMV will be approximately $2.0 million in the United States and approximately $4.5 million in the United Kingdom, based upon exchange rates as of March 31, 2004.

      The Americans with Disabilities Act, or ADA, currently includes provisions regulating the amount of clear floor space required in front of each ATM, prescribing the maximum height and reach depth of each ATM, and mandating that instructions and all information for use of the ATM be made accessible to and independently usable by persons with vision impairments. The U.S. Department of Justice is currently drafting new accessibility guidelines under the ADA that will cover virtually all aspects of commercial activity relating to disabled persons. We expect that these new guidelines will include provisions addressing ATMs and how to make them more accessible to the disabled. Under the current proposals, height and reach requirements would be shortened, keypads would be required to be laid out in the manner of telephone keypads, and ATMs would be required to possess speech capabilities. These new guidelines would affect the manufacture of ATM equipment going forward, and could require us to retire or upgrade many of the ATMs in our network, potentially at significant expense to us.

      If we are unable to become compliant with triple DES, EMV and any applicable ADA guidelines by the respective deadlines and cannot obtain compliance waivers, we could have to remove our non-compliant ATMs from service and, as a result, our ATM net sales could be materially reduced during the period of time necessary to become compliant.

If we, our transaction processors, our EFTNs or our other service providers experience system failures, the ATM products and services we provide could be delayed or interrupted, which would harm our business.

      Our ability to provide reliable service largely depends on the efficient and uninterrupted operations of our transaction processors, EFTNs and other service providers. Any significant interruptions could severely harm our business and reputation and result in a loss of sales. Additionally, if we cause any such interruption, we could lose the affected merchants or damage our relationships with them. Our systems and operations, and those of our transaction processors, EFTNs and other service providers, could be exposed to damage or interruption from fire, natural disaster, unlawful acts, terrorist attacks, power loss, telecommunications failure, unauthorized entry and computer viruses. We cannot be certain that any measures we and our service providers have taken to prevent system failures will be successful or that we will not experience service interruptions. Further, our property and business interruption insurance may not be adequate to compensate us for all losses or failures that may occur.

We rely on EFTNs and transaction processors; if we cannot renew our agreements with them, or if they are unable to perform their services effectively, it would harm our business.

      We rely on several EFTNs and transaction processors to provide card authorization, data capture and settlement services to us and our merchant customers. Any inability on our part to renew our agreements with these or similar service providers or their failure to provide their services efficiently and effectively may adversely affect our relationships with our merchants and may permit those merchants to terminate their agreements with us.

We have experienced significant growth in our ATM business in recent periods, and we may not be able to manage this or our future growth successfully.

      We have increased, and plan to continue to increase, the number of ATMs we have in service. As of March 31, 2003, we had a total of 3,100 ATMs. As of March 31, 2004, including ATMs from our acquisition of Inkas Financial, we had 3,969 ATMs. Future growth may strain our management systems, information systems and other resources. To manage our growth effectively, we will need to continue to invest in and improve our financial and managerial controls, reporting systems and procedures. As we grow, we must also continue to hire, train, supervise and manage new employees. We may not be able to hire, train, supervise and manage sufficient personnel or develop management and operating systems to manage our expansion effectively. Any inability on our part to manage our growth effectively could reduce our results of operations.

We obtain vault cash for our U.S. ATMs under an arrangement that could cause us to lose our access to the vault cash and to fees that we have earned due to circumstances beyond our control.

Our U.S. vault cash arrangement is secured by the cash that is maintained in our U.S. ATMs, as well as the withdrawal and interchange fees we have earned but not yet collected, so the lender under that arrangement could seize the cash and fees in the event of a default.

      We obtain the cash that we use to fill our full placement ATMs, which we call vault cash, in the United States pursuant to an agreement with TRM Inventory Funding Trust, for which one of our subsidiaries, TRM ATM Corporation, acts as servicer. Under the terms of the loan and servicing agreement, the Trust and the servicer must make periodic payments of fees related to the arrangement. The obligations under the loan and servicing agreement are secured by pledges of all of the Trust’s assets, including the vault cash, and our uncollected withdrawal and interchange fees. If there is a default under the loan and servicing agreement, the lender may terminate the loan and servicing agreement and seize the collateral, including existing vault cash and fees we have not yet received. As a result, a default under the loan and servicing agreement could cause us to lose fees we had earned and suspend our full placement ATM operations in the United States unless we were able to rapidly arrange an alternative source of vault cash.

Our U.S. vault cash arrangement could go into default as a result of factors over which we have no control.

      The loan and servicing agreement for our U.S. vault cash facility contains events of default that include:

•	An “event of bankruptcy” with respect to any entity on whose property more than 10% of our U.S. ATMs are located, if we are unable to remove all cash from those ATMs within five business days after the event of bankruptcy occurs. An event of bankruptcy includes the filing of a bankruptcy petition with a court, an entity admitting in writing that it is unable to satisfy its obligations as they become due or the board of directors of the entity voting to cause an event of bankruptcy, regardless of whether we are informed of any of these actions. As of March 31, 2004, approximately 52.1% of our U.S. ATMs were located in stores operated by The Pantry, and 24.8% of our U.S. ATMs were located in stores operated by Cumberland Farms, so an event of bankruptcy involving either of these companies would cause a default under our U.S. vault cash arrangement if we are unable to remove cash from our machines at those sites within the specified time period.

•	Any depository bank or transportation agent, excepting one pre-approved bank and one pre-approved transportation agent, failing to maintain a specified debt rating.

•	The amount of vault cash held by or maintained on the premises of entities, which would generally be our transportation agents and merchants, that have experienced an event of bankruptcy when added to the amount of cash owed from settlement banks that is past due exceeding a designated level.

      Due to these provisions, the bankruptcy or financial difficulty of our merchants or the companies on which we rely for services could cause an event of default under our loan and servicing agreement and prevent us from having access to the vault cash we require to operate our full placement U.S. ATMs. We do not have any operational control over our merchants or other service providers and may not be able to determine whether any of these entities are facing financial difficulty that could increase our risk of default under the loan and servicing agreement. As a result, we could lose access to our U.S. vault cash due to circumstances that we would be unable to foresee and that are beyond our control.

      If our U.S. vault cash arrangement terminates, we may be unable to obtain vault cash from alternative sources on acceptable terms or at all. If we do not have access to vault cash for our full placement U.S. ATMs, we will have to suspend our full placement ATM operations in the United States, our results of operations will be reduced and the value of your investment will decrease.

Risks Relating to Our Photocopier Business

Loss of our photocopier placement contract with Albertson’s would materially reduce our photocopier sales.

      For the first quarter of 2004, Albertson’s represented 6.7% of our photocopier net sales and 8.7% of our photocopiers. A loss of this contract would result in a material reduction in our photocopier sales and, due to the number of photocopiers affected and the potential difficulty of redeploying these machines, could result in a write down of our fixed assets.

The average length of our photocopier placement contracts is approximately one year. To the extent merchants do not renew their contracts with us, our photocopier sales will decline.

      As of March 31, 2004, the average remaining term of our photocopier contracts was 1.2 years. For the first three months of 2004, photocopier net sales represented 54.3% of our net sales. If a significant number of merchants choose not to renew their contracts with us for photocopier placement, it could reduce our sales and operational profitability.

If photocopy volumes continue to decline, it could reduce our sales.

      The volume of photocopies made on our machines has significantly declined over the past five years. The recent price increase, while increasing sales for the first quarter of 2004 compared to the first quarter of 2003, has magnified the volume decline. Due to the competitive environment, we may not be able to continue to work with merchants to increase prices to offset volume declines. If the volume decline continues and we are unable to institute offsetting price increases, our sales will be reduced.

Risks Relating to This Offering

It may be difficult for you to evaluate an investment in our company.

      We operate in two primary business segments — ATMs and photocopiers — that have historically not been the primary focus of the operations of other public companies. For example, we derived 54.3% of our first quarter 2004 net sales from our photocopier business and are unaware of any other public company that derives a material amount of sales from this line of business. Currently there are no market analysts that regularly research and publish reports on our company. As a result, investors and analysts in the public markets have very limited experience in analyzing our operations, and it may be difficult for you to effectively compare our business strategy and operating results against those of other public companies. If market participants do not fully understand the businesses in which we operate, or how they relate to one another, our stock price could be depressed, resulting in a reduction in the value of your investment.

We will have broad discretion in applying a portion of the net proceeds of the offering and may use those proceeds in ways that do not enhance our market value or with which you may not agree.

      We have significant flexibility in applying the portion of the net proceeds we receive in the offering. We describe this flexibility in “Use of Proceeds.” You will not be able to assess or direct how we apply the net proceeds, and we may apply these net proceeds in ways with which you would not agree. If we do not apply these funds effectively, we may lose significant business opportunities. Furthermore, our stock price could decline if the market does not view our use of these funds favorably.

Risks Relating to Our Common Stock

We do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our stock appreciates.

      We do not plan to declare dividends on our common stock for the foreseeable future and, under the terms of our credit facility with Bank of America, we cannot pay dividends without the bank’s consent. In addition, as of March 31, 2004, we had $4.5 million of accrued but unpaid dividends outstanding on our

Series A preferred stock. Under the terms of our Series A preferred stock, we may not pay dividends on our common stock unless all current and accrued but unpaid dividends on the Series A preferred stock have been paid. Since we are currently unable, and do not intend to pay dividends, your only opportunity to achieve a positive return on your investment for the foreseeable future may be if the market price of our common stock appreciates.

Our charter documents and Oregon law may inhibit a takeover that shareholders may consider favorable.

      The Oregon Business Corporation Act, our restated articles of incorporation and our restated bylaws contain provisions that could have the effect of delaying, deferring or preventing a change in control of our company or our management that shareholders may consider favorable or beneficial, which could reduce the value of your investment. These provisions could discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

•	authorization to issue “blank check” preferred stock, which is preferred stock that can be created by our board of directors without prior shareholder approval and with rights senior to those of common stock;

•	a classified board of directors, so that it could take three successive annual meetings to replace all directors;

•	authority for directors to establish the size of the board of directors without shareholder approval;

•	a requirement of a 75% vote of shareholders to remove a director for cause;

•	a requirement of a 75% vote of shareholders for business combinations with a 5% or greater shareholder that is not approved by our board of directors, with only limited exceptions; and

•	an advance notice requirement for shareholder proposals.

      The Oregon Business Corporation Act also contains other limitations on corporate acquisitions and business combinations with interested shareholders. See “Description of Capital Stock — Anti-Takeover Effects of Oregon Law, Our Restated Articles of Incorporation and Our Restated Bylaws” for a more complete description of these limitations.

Our principal shareholders will continue to control a significant percentage of the stock of our company after this offering, which could impede a change of control.

      Following the completion of this offering, Edward E. Cohen, Daniel G. Cohen and Lance Laifer will together beneficially own approximately 26.9% of our common stock. As a result, Messrs. Cohen, Cohen and Laifer, if they act in concert, will have the ability to exercise substantial influence over our business with respect to the election of directors and all other matters requiring action by our shareholders. This concentration of voting power may have the effect of discouraging, delaying or preventing a change in control of our company, including a change in control that could be in the interests of our other shareholders.

The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.

      Due to fluctuations in the market price of our common stock, you may be unable to resell your shares at or above the price you paid for them. The market price for our common stock has been highly volatile and may continue to be highly volatile in the future. From January 1, 2003 through June 21, 2004, based on prices on the Nasdaq SmallCap Market, our common stock price ranged from $0.50 to $27.00 per share.

      In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, particularly companies like ours with smaller market capitalizations. As a result, the price of our common stock could fluctuate based upon factors beyond our control, and these fluctuations could materially reduce our share price.

If our share price is volatile, we may be the target of securities litigation, which can be costly and time-consuming to defend.

      In the past, following periods of market volatility in the price of a company’s securities, security holders have often instituted class action litigation. If the market value of our common stock experiences adverse fluctuations and we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management’s attention could be diverted from the operation of our business, causing our business to suffer.

If we do not obtain and maintain the listing of our common stock on the Nasdaq National Market or on a national stock exchange, the price of our common stock may be depressed and you may have difficulty reselling your shares.

      Our inability to obtain and maintain the listing of our common stock on the Nasdaq National Market or on a national stock exchange will negatively affect the liquidity and marketability of our common stock. As of the date of this prospectus, our common stock trades on the Nasdaq SmallCap Market to which, at our request, it had been transferred on September 30, 2002 because it did not meet minimum trading price thresholds for the Nasdaq National Market. Many institutional and other investors do not or cannot invest in stocks that are traded on the Nasdaq SmallCap Market, which could make our efforts to raise capital more difficult or make fewer potential buyers available for resale. Nasdaq SmallCap Market stocks can be lightly traded or not traded at all on a given day. As a result, if we are unable to obtain and maintain a listing on the Nasdaq National Market, it may be difficult for you to sell your common stock, and any price at which you are able to sell your common stock may not be representative of the price at which the stock would sell in an actively traded market.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus and the documents we incorporate by reference include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. The statements contained in or incorporated by reference into this prospectus that do not relate to historical fact may include forward-looking statements that involve a number of risks and uncertainties. We have used the words “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “could,” “may,” “project” and similar terms and phrases, including references to assumptions, in this prospectus and the documents we incorporate to identify forward-looking statements. These forward-looking statements are made based on our management’s expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements. The factors discussed under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” are among the factors that may cause our actual results to differ materially from the forward-looking statements. All of our forward-looking statements should be considered in light of these factors. You should not put undue reliance on any forward-looking statements. All of our forward-looking statements speak only as of their respective dates. We undertake no obligation to update our forward-looking statements or risk factors to reflect new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

      We estimate that the net proceeds from our sale of 4,500,000 shares of common stock in this offering at an assumed public offering price of $           per share, the last reported sales price of our common stock on the Nasdaq SmallCap Market on                          , will be approximately $           million, approximately $           million if the underwriters exercise in full their option to purchase 675,000 additional shares, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We expect to use the net proceeds for:

•	acquisitions of ATMs, which may include the purchase of ATM equipment, the acquisition of ATM systems owned by third parties or the acquisition of companies owning ATMs; and

•	working capital and general corporate purposes.

      We may also use the net proceeds to repurchase some of our outstanding Series A preferred stock and the outstanding warrants we issued in conjunction with the preferred stock. As of the date of this prospectus, however, our board of directors has not determined whether to propose such a repurchase, and we do not have any agreements with holders of our Series A preferred stock or warrants that would permit us to do so. Three of our directors, Messrs. D. Cohen, E. Cohen and Laifer, and an affiliate of Friedman, Billings, Ramsey & Co., Inc. own shares of our Series A preferred stock and related warrants and have agreed not to sell those shares or warrants for 180 days following the date of this prospectus. Consequently, none of these shareholders would participate in this repurchase if we elect to go forward with it.

      Pending actual use of the net proceeds, we intend to invest the net proceeds in short-term, investment grade, interest-bearing securities.

MARKET PRICE RANGE AND DIVIDENDS ON OUR COMMON STOCK

Market Price Range

      Our common stock is quoted on the Nasdaq SmallCap Market under the symbol “TRMM.” Our common stock was listed for quotation on the Nasdaq National Market through September 20, 2002 under the same symbol. We have reapplied to have our common stock listed for quotation on the Nasdaq National Market.

      The following table sets forth the high and low sales prices as reported by the Nasdaq National Market and the Nasdaq SmallCap Market during the past two years and the current year through June 21, 2004. The last reported sales price of our common stock on the Nasdaq SmallCap Market on June 21, 2004 was $11.88.

	High	Low

2004
2nd Quarter (through June 21)	$27.00	$11.71
1st Quarter	$20.27	$7.95
2003
4th Quarter	$9.81	$3.96
3rd Quarter	$4.50	$1.84
2nd Quarter	$1.96	$0.75
1st Quarter	$1.23	$0.50
2002
4th Quarter	$1.48	$0.20
3rd Quarter	$1.55	$0.75
2nd Quarter	$1.60	$0.65
1st Quarter	$2.12	$1.10

      As of June 15, 2004, there were 7,520,189 shares of common stock outstanding held by 197 persons of record.

Dividends

      We have not paid any dividends on our common stock, and we do not plan to pay dividends on our common stock for the foreseeable future. We intend to retain earnings, if any, to fund the development and growth of our business operations. Our board of directors will determine any changes in our dividend policy based upon its analysis of factors it deems relevant. We expect that these factors will include our earnings, financial condition, cash requirements and whether attractive acquisition or business expansion opportunities exist.

      Our ability to pay cash dividends on our common stock is further subject to the following restrictions:

•	we must pay all current and accrued cash dividends on our Series A preferred stock, which totaled $4.5 million as of March 31, 2004, before we may pay dividends on our common stock; and

•	our credit facility with Bank of America prohibits the payment of cash dividends on both our common stock and on our preferred stock without Bank of America’s consent.

CAPITALIZATION

      The following table presents our capitalization as of March 31, 2004 on an actual basis and on an as adjusted basis after giving effect to the sale of 4,500,000 shares of common stock in this offering at a price of $           per share, the last reported sales price of our common stock on the Nasdaq SmallCap Market on                     , net of estimated offering expenses and underwriting discounts and commissions, and giving effect to the application of the net proceeds of the offering that we discuss under “Use of Proceeds.” For purposes of this table, we exclude application of net proceeds to the possible repurchase of some of our Series A preferred stock, and exclude the conversion on June 10, 2004 of 21,164 shares of Series A preferred stock into common stock.

      You should read this table together with our consolidated financial statements included in this prospectus.

	As of March 31, 2004

	Actual	As Adjusted

	(in thousands)
Cash and cash equivalents	$8,941	$
Restricted Cash related to TRM Inventory Funding Trust	31,372		31,372

Revolving line of credit	3,915		3,915
Current portion of long-term debt	3,308		3,308
TRM Inventory Funding Trust note payable	29,941		29,941
Long-term debt	6,285		6,285
Obligations under capital leases, including current portion	4,745		4,745
Preferred dividends payable	4,502		4,502
Shareholders’ equity:
Preferred stock, no par value — 5,000 shares authorized; 1,778 shares issued and outstanding, actual and as adjusted	19,798		19,798
Common stock, no par value — 50,000 shares authorized; 7,481 shares issued and outstanding, actual; 11,981 shares issued and outstanding, as adjusted	23,573
Additional paid-in capital	63		63
Accumulated other comprehensive income	2,744		2,744
Retained earnings	10,039		10,039

Total shareholders’ equity	56,217

Total capitalization	$108,913	$

SELECTED CONSOLIDATED FINANCIAL DATA

      The following table sets forth selected consolidated financial data as of and for the three months ended March 31, 2004 and 2003 and the fiscal years ended December 31, 2003, 2002, 2001, 2000 and 1999. We derived the data as of and for the years ended December 31, 2003, 2002, 2001, 2000 and 1999 from our consolidated financial statements for such periods which have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm. Our audited consolidated financial statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001, are included elsewhere in this prospectus. We derived the financial data as of March 31, 2004 and for the three months ended March 31, 2004 and 2003 from our unaudited financial statements which are included in this prospectus and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results of unaudited interim periods.

						As of and for the
						three months ended
	As of and for the years ended December 31,					March 31,

	1999(1)	2000	2001	2002	2003	2003	2004

						(unaudited)

	(in thousands, except per share and other operating data)
Sales	$68,338	$76,081	$78,987	$85,243	$95,851	$22,414	$25,929
Less discounts	12,099	12,268	12,810	14,691	16,625	3,726	4,899

Net sales	56,239	63,813	66,177	70,552	79,226	18,688	21,030
Cost of sales	30,066	39,433	42,295	43,591	44,604	11,086	10,676

Gross profit	26,173	24,380	23,882	26,961	34,622	7,602	10,354
Selling, general and administrative expense	22,605	27,567	24,959	26,698	24,892	5,799	6,211
Asset retirements	—	—	—	2,049	626	63	—

Operating income (loss)	3,568	(3,187)	(1,077)	(1,786)	9,104	1,740	4,143
Interest expense	412	2,143	2,247	1,581	1,035	330	246
Loss on sale of assets of foreign subsidiary	—	—	1,550	—	—	—	—
Other expense(income), net	(321)	(1)	(872)	1,907	(109)	150	135

Income (loss) before minority interest	3,477	(5,329)	(4,002)	(5,274)	8,178	1,260	3,762
Minority interest in losses of consolidated subsidiary	—	495	1,190	72	—	—	—

Income (loss) from continuing operations before income taxes	3,477	(4,834)	(2,812)	(5,202)	8,178	1,260	3,762
Provision (benefit) for income taxes	1,387	(2,041)	506	(1,459)	2,722	507	1,249

Income (loss) from continuing operations	2,090	(2,793)	(3,318)	(3,743)	5,456	753	2,513
Income (loss) from discontinued operations(2)	—	(1,962)	(3,144)	(264)	—	—	—
Cumulative effect of change in accounting principle	—	856	—	—	—	—	—

Net income (loss)	2,090	(3,899)	(6,462)	(4,007)	5,456	753	2,513
Preferred stock dividends	(1,500)	(1,500)	(1,500)	(1,500)	(1,500)	(375)	(375)
Income (loss) from continuing operations available to common shareholders	590	(4,293)	(4,818)	(5,243)	3,956	378	2,138
Basic income (loss) per share from continuing operations	0.08	(0.60)	(0.68)	(0.74)	0.56	0.05	0.30
Diluted income (loss) per share from continuing operations	0.08	(0.60)	(0.68)	(0.74)	0.54	0.05	0.26

						As of and for the
						three months ended
	As of and for the years ended December 31,					March 31,

	1999(1)	2000	2001	2002	2003	2003	2004

						(unaudited)

	(in thousands, except per share and other operating data)
Balance Sheet Data:
Cash and cash equivalents	$16,775	$6,012	$1,598	$2,127	$5,724	$2,436	$8,941
Working capital (deficit)	25,298	(3,072)	(2,742)	(1,858)	2,263	(1,822)	1,295
Total assets(3)	95,906	134,089	111,556	108,854	112,275	109,617	126,359
Long-term debt, including current portion	23,192	52,142	43,543	41,682	37,598	44,167	39,600
Obligations under capital leases	—	—	126	4,087	4,897	5,850	4,745
Preferred dividend payable	—	377	1,877	3,377	4,502	3,752	4,502
Preferred stock	19,798	19,798	19,798	19,798	19,798	19,798	19,798
Shareholders’ equity	61,279	54,547	45,332	42,094	48,876	42,424	56,217
Other Operating Data (unaudited):
Number of ATMs(4)	443	1,857	2,082	3,057	3,416	3,100	3,969
Number of ATM transactions	700,512	6,274,792	9,023,144	12,562,726	15,318,078	3,391,955	4,023,210
Number of photocopiers	33,879	33,108	29,706	28,399	26,317	28,033	25,877
Number of photocopies	1,269,080,773	1,157,367,221	1,064,189,748	979,575,251	859,469,196	226,407,105	161,824,254

(1)	In 2000 we changed our accounting method for depreciating certain photocopier equipment and recorded the cumulative effect of the change in 2000. The pro forma amounts for 1999 shown below reflect income from continuing operations and net income, in each case in thousands, and related per share data as if the accounting change were applied retroactively.

Income from continuing operations	$2,712
Net income	2,712
Effect of accounting change per share	0.09
Basic income per share from continuing operations after accounting change	0.17
Diluted income per share from continuing operations after accounting change	0.17

(2)	We formed iATMglobal.net in 2000 and disposed of some of its operations in 2002. We show results of the disposed operations of iATMglobal.net as discontinued operations.

(3)	Total assets and long-term debt, including current portion, as of March 31, 2004 and 2003 and December 31, 2003, 2002, 2001 and 2000 include the assets and debt of TRM Inventory Funding Trust, the vault cash funding facility for our ATM operations in the United States which we established in 2000, as a result of our adoption of FIN 46R as of December 31, 2003. For a description of FIN 46R and its impact on us, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — New Accounting Standards.”

(4)	The number of ATMs as of March 31, 2004 includes 447 ATMs acquired on that date with our acquisition of Inkas Financial Corp. Ltd.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

Overview

      We are a large-scale, multinational owner and operator of ATMs and photocopiers in the United States, the United Kingdom and Canada. We have the tenth largest ATM network in the United States and the second largest ATM network in the United Kingdom. In addition, we believe we have the largest self-service photocopier network in the world. Our machines are located within high traffic national retailers and regional and locally-owned retail convenience stores.

      Primarily as a result of our growing ATM business, our net sales increased from $66.2 million in 2001 to $79.2 million in 2003. For the first quarter of 2004, net sales grew to $21.0 million from $18.7 million in the first quarter of 2003. Since new senior management assumed control in June 2002, we have focused on improving the profitability of our business. As a result, operating losses of $1.1 million in 2001 and $1.8 million in 2002 have been reversed as we achieved operating income of $9.1 million in 2003. For the first quarter of 2004, our operating income was $4.1 million versus an operating income of $1.7 million in the first quarter of 2003.

      ATM operations. We entered the ATM business in 1999, believing it to be a natural extension of our background in providing photocopiers to consumers in retail environments. In the five years since we entered the business we have expanded our ATM networks to include 3,969 ATMs as of March 31, 2004. We have been able to grow our ATM business by establishing new merchant relationships, expanding existing merchant relationships, displacing existing third-party operators as their contracts expire and acquiring ATMs or ATM networks. As a result of the increasing size of our ATM networks, improved transaction pricing, our institution of a redeployment program for underperforming machines and favorable exchange rate movements, our ATM net sales increased from $16.6 million in 2001 to $23.1 million in 2002 and $34.5 million in 2003. Our ATM net sales were $9.6 million in the quarter ended March 31, 2004, an increase of $2.2 million over our ATM net sales for the quarter ended March 31, 2003. In late 2003, we began servicing ATM equipment on behalf of third-party manufacturers and network owners; although they have not made a material contribution to our results of operations to date, our servicing sales grew from $18,000 in the first quarter of 2003 to $567,000 in the first quarter of 2004.

      ATM acquisitions. In addition to new ATM placements, we have actively pursued acquisitions of ATM networks, since the second half of 2003. In the United Kingdom, we added 447 ATMs to our network through our acquisition of Inkas Financial on March 31, 2004. That transaction may result in our acquisition of up to 150 additional ATMs depending upon the outcome of initiatives in process at the time of the acquisition. On February 20, 2004, we acquired a 20-ATM network in the United States from a company that continues to serve as a distributor for us. On June 17, 2004, we entered the Canadian ATM market through our acquisition of Mighty Cash Corporation, which has 72 ATMs in Canada. We intend to focus our acquisition program on targets in the United States and United Kingdom, but expect to pursue acquisitions in other countries as attractive opportunities arise. When we acquire ATMs, or a company owning and operating ATMs, we immediately move to integrate the operations into our existing network to increase efficiencies and decrease operating expenses, such as transaction processing and servicing costs. If necessary, we also seek to gradually increase the withdrawal fees on the ATMs to levels we believe will maximize the profitability of the machines.

      Photocopier operations. We entered the photocopier business in 1981. As a result of increased competition from specialty full-service business centers, copy and print shops, photocopiers located at other convenient merchant locations and home photocopier/printers. The average number of photocopies made per installed machine has declined from 33,948 in 2001 to 33,864 in 2002 to 31,380 in 2003. For the quarters ended March 31, 2003 and March 31, 2004, the average number of photocopies made per installed machine declined from 8,031 to 6,234. Contributing to these declines was our decision in the fourth quarter of 2002 to work with our merchants to increase per copy charges, which was based on our determination that sales resulting from the increased prices, together with cost savings, would exceed sales lost through the decreased volumes we expected that the cost increases would produce. In addition, we started a program in 2002 to remove low-volume photocopiers from service or redeploy them to higher traffic locations. As a result, we reduced the number of photocopiers we had in service from 29,707 as of December 31, 2001 to 25,877 as of March 31, 2004. Due to increased per copy charges and our redeployment of 2,000 photocopiers, our photocopier net sales in the first quarter of 2004 were $11.4 million, an increase of $715,000 over the $10.7 million of photocopier net sales for the first quarter of 2003. Although we expect our photocopier net sales to remain essentially flat in 2004 as compared to 2003, our photocopier operations should remain an important source of cash flow to help fund growth in our ATM business.

Sales

      ATM sales. We derive substantially all of our ATM sales from transaction-based sales. We also effect ATM sales from the operation of our in-house service network and the sale of ATM equipment. We describe these sources of sales below.

•	Transaction-based sales — sales we derive from withdrawal fees and interchange fees.

•	Withdrawal fees — fees we collect from a customer for making an ATM withdrawal. Withdrawal fees are sometimes referred to as surcharge or convenience fees in the industry. Withdrawal fees represented 78.9% of our ATM sales for the three months ended March 31, 2004, 78.1% for the year ended December 31, 2003, 81.2% for 2002 and 81.0% for 2001.

•	Interchange fees — fees that an EFTN charges the customer’s financial institution for routing a withdrawal transaction or an account balance inquiry. The interchange fee is shared between the EFTN and us, as the ATM operator, based on an agreement between us and the EFTN. Interchange fees apply on all transactions in the United States; however, in the United Kingdom an interchange fee is only paid on transactions that do not carry a withdrawal fee. Interchange fees represented 12.7% of our ATM sales for the three months ended March 31, 2004, 13.6% for the year ended December 31, 2003, 16.1% for 2002 and 15.1% for 2001. We also derive interchange fee sales by providing access to processing services on behalf of merchants who purchase or rent their ATMs from us. Our sales from providing access to processing services are not material.

•	Service sales — fees we charge for providing repair and maintenance services to merchants who purchase or rent ATMs from us and to third-party ATM operators. We began providing services to third-party ATM operators who do not purchase or rent their ATMs from us in November 2003, and, as of March 31, 2004, we provided these services to 11,500 third-party operated ATMs.

•	Sales of ATM equipment — proceeds from sales of ATM equipment to merchants in our merchant-owned program and to independent operators. These sales have not been material through March 31, 2004.

      Photocopier sales. We derive sales from our photocopier operations from the per-copy fees that customers pay.

Sales Discounts

      Our merchants receive fees from transactions generated by the equipment on their premises. These fees, or sales discounts, represent a share of withdrawal fees for our ATMs and per-copy fees for our photocopiers. The amount of the discount depends on a variety of factors, including the type of arrangement under which we place the equipment with the merchant and the number of transactions at the ATM or photocopier.

Cost of Sales

      The primary components of our cost of sales are set forth below. Except for labor and service vehicle expenses, our cost of sales are allocated between our ATM and photocopier business segments based on actual usage. Our labor and service vehicle expenses are allocated between the business segments based on the respective percentage of service calls made.

      In-house and third-party service labor expense. We provide all repair and maintenance services to our photocopiers and to ATMs in our full placement program. We provide varying levels of repair and maintenance services to ATMs in our merchant-owned and rental programs, depending upon the terms of our contracts with the merchants. We typically manage the provision of these services through our in-house service network. In geographic areas which do not have sufficient concentration of equipment to allow for cost efficient servicing by our own personnel, we retain independent contractors.

      Service vehicle expense. We maintain a fleet of vehicles for use by our in-house service network. These fleet costs include lease payments, insurance, repair, maintenance and fuel costs.

      Supplies. We supply all of the paper and toner for our photocopiers and the paper used to provide receipts to our ATM customers.

      Machine parts expense. We are responsible for providing all parts necessary to maintain our photocopiers. We also are responsible for providing parts to maintain the ATMs in our full placement program and other ATMs where it is required as part of our service contracts.

      ATM processing and telecommunications fees. We pay fees to EFTNs for processing services used to obtain transaction authorization and settlement from a customer’s financial institution. We also pay fees for telecommunication data links that allow our ATMs to connect with applicable EFTNs.

      Costs related to the provision of ATM vault cash. We pay all costs associated with the provision of cash to ATMs in our full placement program, including fees for the use of the cash, armored courier services, insurance, cash reconciliation and associated wire transfers.

      Depreciation. We record equipment and vehicles at cost plus amounts required to place the assets in service, which we depreciate over the following estimated useful lives:

Konica analog photocopiers	500,000 photocopies
Non-Konica analog photocopiers	10 years
Toshiba digital photocopiers	5 years
ATMs	10 years
Oracle ERP system	7 years
Computer equipment	2-5 years
Furniture and fixtures	5-7 years
Vehicles	5 years

Selling, General and Administrative Expense

      Our selling, general and administrative expense relates to administration, office supplies, facilities rent and maintenance, utilities, salaries and benefits, other than those related to equipment servicing, advertising and marketing costs, and amortization of the fees associated with our U.S. vault cash agreement and amortization of the cost of our acquired merchant contracts.

Consolidated Results of Operations

      The following table sets forth, for the periods indicated, selected statement of operations data, expressed as a percentage of sales of each item on our consolidated statements of operations.

	Percentage of Sales

	Year ended			Three months
	December 31,			ended March 31,

	2001	2002	2003	2003	2004

Sales	100.0%	100.0%	100.0%	100.0%	100.0%
Less discounts	16.2	17.2	17.3	16.6	18.9

Net sales	83.8	82.8	82.7	83.4	81.1
Cost of sales	53.6	51.2	46.5	49.4	41.2

Gross profit	30.2	31.6	36.2	34.0	39.9
Selling, general and administrative expense	31.6	31.3	26.0	25.9	23.9
Asset retirements	—	2.4	0.7	0.3	—

Operating income (loss)	(1.4)	(2.1)	9.5	7.8	16.0
Interest expense	2.9	1.9	1.1	1.5	1.0
Loss on sale of assets of foreign subsidiary	2.0	—	—	—	—
Other expense (income), net	(1.2)	2.2	(0.1)	0.7	0.5

Income (loss) before minority interest	(5.1)	(6.2)	8.5	5.6	14.5
Minority interest in losses of consolidated subsidiary	1.5	0.1	—	—	—

Income (loss) from continuing operations before income taxes	(3.6)	(6.1)	8.5	5.6	14.5
Provision (benefit) for income taxes	0.6	(1.7)	2.8	2.2	4.8

Income (loss) from continuing operations	(4.2)	(4.4)	5.7	3.4	9.7
Income (loss) from discontinued operations	(4.0)	(0.3)	—	—	—

Net income (loss)	(8.2)%	(4.7)%	5.7%	3.4%	9.7%

Three Months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003

ATM Results of Operations

	As of and for the three months ended March 31,

		% of		% of
	2003	Sales	2004	Sales

	(in thousands, except operating and percentage data)
Transaction – based sales	$8,403	95.6%	$11,253	93.9%
Service sales	18	0.2	567	4.7
Sales of ATM equipment	369	4.2	162	1.4

Total Sales	8,790	100.0	11,982	100.0
Less discounts	1,400	15.9	2,377	19.8

Net sales	7,390	84.1	9,605	80.2
Cost of sales	4,294	48.9	4,958	41.4

Gross profit	$3,096	35.2%	$4,647	38.8%
Operating Data:
Average number of ATMs	3,059		3,456
Withdrawal transactions	3,391,955		4,023,210
Average withdrawals per ATM per month	370		388
Average transaction-based sales per withdrawal transaction	$2.48		$2.80
Average discount per withdrawal transaction	$0.41		$0.59

Net transaction-based sales per withdrawal transaction	$2.07		$2.21

Photocopier Results of Operations

	As of and for the three months ended March 31,

		% of		% of
	2003	Sales	2004	Sales

	(in thousands, except operating and percentage data)
Sales	$13,022	100.0%	$13,933	100.0%
Less discounts	2,326	17.9	2,522	18.1

Net sales	10,696	82.1	11,411	81.9
Cost of sales	6,500	49.9	5,661	40.6

Gross profit	$4,196	32.2%	$5,750	41.3%
Operating Data:
Average number of photocopiers	28,204		25,960
Average photocopies per machine per month	2,677		2,078
Average sales per photocopier per month	$153.90		$178.90
Average sales per photocopy	$0.057		$0.086
Average discount per photocopy	$0.010		$0.015
Average net sales per photocopy	$0.047		$0.071
Average gross profit per photocopy	$0.019		$0.036

Sales

      For the first quarter of 2004, our consolidated sales increased by $3.5 million, or 15.7%, to $25.9 million from $22.4 million for the first quarter of 2003. ATM sales increased by $3.2 million and photocopier sales increased by $911,000, while software development sales decreased by $588,000.

      During the first quarter of 2004, our sales and expenses were affected by the decline in value of the U.S. dollar as compared to the British pound and, to a lesser extent, the Canadian dollar. Approximately 36.6% of our consolidated sales for the quarter were produced in the United Kingdom by our U.K. subsidiaries. The average exchange rate during the first quarter of 2004 was $1.8282 to £1.00, compared to $1.6054 to £1.00 during the first quarter of 2003. As a result of this increase in the value of the British pound, we reported $1.2 million more in sales during the first quarter of 2004 than we would have reported had the exchange rate remained constant at the average for the first quarter of 2003. As we describe below, this gain was substantially offset by a corresponding increase in expenses.

      ATM sales. Our ATM sales were $12.0 million for the first quarter of 2004 compared to $8.8 million for the first quarter of 2003. The $3.2 million increase in ATM sales was a combination of a $2.8 million increase in transaction-based sales and a $549,000 increase in service sales, which were partially offset, and by a $207,000 decrease in sales of ATM equipment.

      The $2.8 million increase in transaction-based sales resulted from:

•	An expansion of our ATM network — The average number of transacting ATMs in our network during the first quarter of 2004 increased by 13.0% compared to the same period in 2003.

•	Increased withdrawals per ATM — The average number of withdrawals per unit per month increased by 4.9% to 388 for the first quarter of 2004 compared to 370 for the first quarter of 2003.

•	Price increases — In the second half of 2002 we initiated increases in our withdrawal fees, which were substantially completed during the second quarter of 2003. As a result, the average transaction-based sales generated per withdrawal transaction increased 12.9% to $2.80 for the first quarter of 2004 compared to $2.48 for the same period in 2003.

•	Exchange rate benefits.

      The value of the British pound relative to the U.S. dollar increased for the first quarter of 2004 compared to same period in 2003, resulting in a $740,000 increase in our ATM net sales. This increase was substantially offset by the exchange rate-related increase in costs.

      Photocopier sales. Photocopier sales in the first quarter of 2004 were $13.9 million compared to $13.0 million in the first quarter of 2003. The $911,000 increase resulted primarily from:

•	Price increases — During 2003 we began to work with our merchants to systematically increase the price per photocopy across our network of photocopiers. Our average sales price per photocopy increased to $0.086 in the first quarter of 2004 from $0.057 for the same period in 2003. As a result, the average sales per unit per month increased by 16.2% to $178.90 for the first quarter of 2004 compared to $153.90 for the same period in 2003.

•	Exchange rate benefit — The value of the British pound and Canadian dollar relative to the U.S. dollar increased for the first quarter of 2004 compared to same time period in 2003, resulting in a $435,000 increase in our photocopier sales. This increase was substantially offset by the exchange rate-related increase in costs.

      The price increase and exchange rate benefit were partially offset by:

•	Declining photocopy volume — Continuing a trend, photocopy volume in our photocopier business declined by 28.5% for the first quarter of 2004 compared to the same period in 2003, to 161.8 million copies from 226.4 million copies, due to a combination of:

•	a decline in installed photocopiers to an average of 25,960 the first quarter of 2004 from an average of 28,204 for the same time period in 2003, as we continued a program of eliminating lower volume sites that were either unprofitable or marginally profitable; and

•	a decline in the average number of photocopies made per unit per month to 2,078 for the first quarter of 2004 from 2,677 for the same time period in 2003 due primarily to the price increase, as well as competition from alternative media and copying services.

      Software development sales. Software development sales decreased to $14,000 for the first quarter of 2004 from $602,000 for the first quarter of 2003. The decrease resulted from the substantial completion of a development contract with NCR Corporation during the first quarter of 2003. We do not expect software development to provide significant additional sales in the future.

Sales Discounts

      Sales discounts on a consolidated basis as a percentage of sales were 18.9% in the first quarter of 2004 and 16.6% in the first quarter of 2003, while sales discounts as a percentage of transaction-based ATM sales and photocopier sales were 19.4% in the first quarter of 2004 compared to 17.4% in the first quarter of 2003. Sales discounts in our ATM business increased to 21.1% of transaction-based sales in the first quarter of 2004 from 16.7% in the first quarter of 2003. The increased discounts were caused by an increase in the percentage of merchants who provide their own cash in their ATMs. By eliminating the need for us to provide cash, these merchants receive a higher share of the sales from their machines through increased discounts. Sales discounts in our photocopier business increased slightly in the first quarter of 2004 to 18.1% of sales from 17.9% in the first quarter of 2003.

Cost of Sales

      Cost of sales on a consolidated basis decreased to 41.2% of sales in the first quarter of 2004, from 49.4% in the first quarter of 2003. Costs of sales as a percentage of sales declined in both our ATM and photocopier segments.

      ATM cost of sales. Costs of sales in our ATM business increased by $664,000 to $5.0 million in the first quarter of 2004 from $4.3 million for the same time period in 2003, as a result of:

•	an expansion of our ATM network;

•	an increase in the number of withdrawals per ATM; and

•	exchange rate effects — our ATM segment reported approximately $409,000 more in cost of sales in the first quarter of 2004 than it would have had the exchange rate for the British pound remained at the average for the first quarter of 2003.

      Cost of sales from our ATM operations (excluding sales of ATM equipment and the related cost of sales) declined to 40.9% of sales from 51.0% in the first quarter of 2003. This percentage decrease resulted from increases in the amount of sales per transaction in addition to a decrease in per transaction costs. Excluding the cost of ATM equipment sold and related commissions, cost of sales in our ATM business decreased to $1.20 per transaction in the first quarter of 2004, compared to $1.27 per transaction in the first quarter of 2003. This decrease in cost per transaction was due primarily to an $0.08 per transaction decrease in the cost of armored car service, as a larger percentage of our merchants took responsibility for loading cash in their ATMs.

      Photocopier cost of sales. Cost of sales in our photocopier business decreased by $839,000, to $5.7 million in the first quarter of 2004 compared to $6.5 million for the same time period in 2003, due primarily to a decrease in photocopy volume. The reduction in photocopy volume resulted in a decline in the cost of paper and other supplies by $383,000, a reduction in depreciation by $306,00, and a reduction in third party servicers and installation fees by $121,000.

      These savings were partially offset by exchange rate effects, as we reported approximately $203,000 more in cost of sales in the first quarter of 2004 than we would have reported had the exchange rate for the British pound remained at the average for same time period in 2003.

      On a per photocopy basis, photocopier cost of sales increased to $0.035 in the first quarter of 2004 from $0.029 for the same time period in 2003 because we could not reduce fixed costs in direct proportion to the reduction in transaction volume.

Selling, General and Administrative Expense

      Selling, general and administrative expense increased by $412,000 to $6.2 million in the first quarter of 2004 from $5.8 million in the first quarter of 2003. Of the increase, $231,000 was due to the increase in the value of the British pound and Canadian dollar. The remainder was due primarily to increases in professional fees of $169,000 and travel expenses of $134,000. These increases were partially offset by a $196,000 decrease in labor expense.

Interest Expense

      Interest expense decreased by $84,000 to $246,000 in the first quarter of 2004 from $330,000 in the first quarter of 2003. This decrease was primarily due to a decrease in our outstanding bank borrowings, as well as a reduction in interest rates.

Tax Rate

      Our effective tax rate for the first quarter of 2004 was 33.2%, resulting in a tax provision of $1.2 million. For the first quarter of 2003, our effective tax rate was 40.2%, and the tax provision was $507,000. The effective tax rate in the first quarter of 2003 was higher because we did not recognize any benefit from operating losses in our Canadian subsidiary in that quarter and the mix of taxable income among the countries in which we operate changed.

Net Income

      Our net income for the first quarter of 2004 was $2.5 million, an increase of $1.8 million over the $753,000 in net income for the same period in 2003. After giving effect to Series A preferred stock dividends of $375,000 in each period, our net income available to common shareholders was $2.1 million in the first quarter of 2004 and $378,000 in the first quarter of 2003. Increased ATM transactions and higher transaction fees for our ATMs and photocopiers primarily contributed to the $2.8 million increase in our gross profit to $10.4 million in the first quarter of 2004. Increases in selling, general and administrative expense of $412,000 and the increase in the provision for income taxes of $742,000 partially offset the increased gross profit.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

ATM Results of Operations

	Year Ended December 31,

		% of		% of
	2002	Sales	2003	Sales

	(in thousands, except operating and percentages)
Transaction — based sales	$27,785	99.9%	$39,044	93.9%
Service sales	—	0.0	195	0.5
Sales of ATM equipment	32	0.1	2,333	5.6

Total Sales	27,817	100.0	41,572	100.0
Less discounts	4,702	16.9	7,110	17.1

Net sales	23,115	83.1	34,462	82.9
Cost of sales	14,867	53.4	18,384	44.2

Gross profit	$8,248	29.7%	$16,078	38.7%
Operating Data:
Average number of ATMs	2,672		3,247
Withdrawal transactions	12,562,726		15,318,078
Average withdrawals per ATM per month	392		393
Average transaction-based sales per withdrawal transaction	$2.21		$2.55
Average discount per withdrawal transaction	$0.37		$0.46

Net transaction-based sales per withdrawal transaction	$1.84		$2.09

Photocopier Results of Operations

	Year Ended December 31,

		% of		% of
	2002	Sales	2003	Sales

	(in thousands, except operating and percentage data)
Sales	$54,798	100.0%	$53,250	100.0%
Less discounts	9,989	18.2	9,515	17.9

Net sales	44,809	81.8	43,735	82.1
Cost of sales	27,585	50.3	25,243	47.4

Gross profit	$17,224	31.4%	$18,492	34.7%
Operating Data:
Average number of photocopiers	28,926		27,385
Average photocopies per machine per month	2,822		2,615
Average sales per photocopier per month	$157.87		$162.04
Average sales per photocopy	$0.056		$0.062
Average discount per photocopy	$0.010		$0.011
Average net sales per photocopy	$0.046		$0.051
Average gross profit per photocopy	$0.018		$0.022

Sales

      For the year ended December 31, 2003, our consolidated sales increased by $10.6 million, or 12.4%, to $95.9 million from $85.2 million in 2002. ATM sales increased by $13.8 million in 2003 as compared to 2002, while photocopier sales decreased by $1.5 million and software development sales decreased by $1.6 million as compared to 2002.

      During 2003 our sales and expenses were affected by a decline in the value of the U.S. dollar as compared to the British pound. Approximately 36.4% of our 2003 consolidated sales were produced in the United Kingdom. The average exchange rate during 2003 was $1.6407 to £1.00, compared to $1.4960 to £1.00 during 2002. As a result of this increase in the value of the British pound in 2003, we reported $3.0 million more in sales during 2003 than we would have reported had the exchange rate remained constant at the 2002 average. As we describe below, this gain was substantially offset by a corresponding increase in related U.K. expense.

      ATM sales. Our ATM sales were $41.6 million in 2003 compared to $27.8 million in 2002. The $13.8 million increase in ATM sales is attributable to an $11.3 million increase in transaction-based sales, a $195,000 increase in service sales and a $2.3 million increase in sales of ATM equipment.

      The $11.3 million increase in transaction based-sales is a result of:

•	An expansion of our ATM network — The average number of transacting ATMs in our network during 2003 increased by approximately 21% compared to 2002.

•	Redeployment of ATMs — Under an asset management strategy of moving ATMs from lower to higher transaction volume sites, we redeployed 960 ATMs in 2003.

•	Price increases — Due in part to increases in the withdrawal fee per transaction that we initiated in the second half of 2002 and continued into 2003, the average transaction-based sales generated per withdrawal transaction increased by approximately 15%, to $2.55 in 2003 from $2.21 in 2002.

•	Exchange rate benefits.

      The value of the British pound relative to the U.S. dollar increased during 2003, resulting in a $2.3 million increase in our ATM sales in 2003 as compared to 2002. This increase was substantially offset by the exchange rate-related increase in costs.

      Photocopier sales. Photocopier sales in 2003 were $53.3 million compared to $54.8 million in 2002. The $1.5 million decrease resulted primarily from:

•	Declining photocopy volume — Photocopy volume for our photocopier business declined by 12.3% in 2003, to 859 million photocopies from 980 million photocopies in 2002, due to a combination of

•	a decline in installed photocopiers to an average of 27,385 in 2003 from 28,926 in 2002, as we continued a program of eliminating lower volume sites that were either unprofitable or marginally profitable; and

•	a decline in the average number of photocopies made per unit per month to 2,615 in 2003 from 2,822 in 2002 due to competition from alternative media and copying services.

      Our declining photocopy volume was partially offset by:

•	Price increases — Our average sales price per photocopy increased to $0.062 in 2003 from $0.056 in 2002 as a result of our working with our merchants to implement price increases in most of our photocopier locations, resulting in an increase in sales per average installed unit to $1,944 in 2003 from $1,894 in 2002, and

•	Exchange rate benefits — Our photocopier segment reported approximately $780,000 more in sales in 2003 than it would have reported had the exchange rate for the British pound remained at the 2002 average. This increase was substantially offset by the exchange rate-related increase in costs.

      Software development sales. Software development sales decreased to $1.0 million in 2003 from $2.6 million in 2002. The decrease resulted from the substantial completion of a development contract with NCR Corporation during the first quarter of 2003.

Sales Discounts

      Sales discounts as a percentage of consolidated sales were 17.3% in 2003 and 17.2% in 2002. Sales discounts in the ATM business increased to 18.2% of transaction-based sales from 16.9% in 2002. The increased discounts were caused by an increase in the percentage of our U.K. merchants who supply their own cash and thereby receive a higher share of the withdrawal fees. Sales discounts in the photocopier business decreased slightly in 2003, to 17.9% of sales from 18.2% in 2002. This decrease was due to decreased photocopy volumes, which decreased the percentage of photocopier sales we were required to pay to merchants.

Cost of Sales

      Cost of sales on a consolidated basis increased by $1.0 million in 2003, but decreased as a percentage of sales to 46.5% in 2003 from 51.2% in 2002.

      ATM cost of sales. Cost of sales in our ATM operations increased by $3.5 million, to $18.4 million in 2003 from $14.9 million in 2002, as a result of:

•	increased transaction volume as we discuss in “— Sales,” above;

•	increased sales of ATMs — we sold 291 ATMs in 2003 as compared to 67 ATMs in 2002; and

•	exchange rate effects.

      Our ATM segment reported approximately $1.0 million more in cost of sales in 2003 than would have been reported had the U.S. dollar exchange rate for the British pound remained at the 2002 average. This increase was substantially offset by the exchange rate-related increase in costs.

      Cost of sales from our ATM operations (excluding the sale of ATM equipment and the related costs of sale) declined to 41.2% of sales from 53.5% in 2002. This percentage decrease resulted from increases in the amount of sales per transaction in addition to a decrease in per transaction cost due primarily to our renegotiation of some of our processing contracts. Excluding the cost of ATM equipment sold and related commissions, the cost of sales in our ATM business decreased to $1.06 per transaction in 2003, compared to $1.18 per transaction in 2002.

      Photocopier cost of sales. Cost of sales in our photocopier business decreased by $2.3 million in 2003, due primarily to:

•	decreased photocopy volume — the decrease in photocopy volume resulted in:

•	a decline in the cost of paper by $715,000, and

•	a reduction in the cost of labor by $572,000; and

•	a decrease of $707,000 in the cost of scrapped and obsolete materials in 2003 as compared to 2002 following substantial completion of our inventory management program in 2002.

These decreases were partially offset by exchange rate effects, as we reported approximately $470,000 more in photocopier cost of sales in 2003 than we would have reported had the exchange rate between the U.S. dollar and the British pound remained at the 2002 average.

      We do not anticipate that expenses for scrapped and obsolete materials will be significant going forward since parts and supplies inventory levels were reduced 52.4% worldwide in 2002 and 2003 as a result of our inventory management program. On a per photocopy basis, our photocopier cost of sales increased 4.3%, to $0.029 in 2003 from $0.028 in 2002.

Selling, General and Administrative Expense

      Selling, general and administrative expense decreased by $1.8 million, to $24.9 million in 2003 from $26.7 million in 2002. This reduction in expense was due in substantial part to a reduction in labor cost. At the beginning of the third quarter 2002, we determined that we were overstaffed for current business demands and, in combination with a number of other cost-saving measures such as eliminating overnight freight, renegotiating telephone provider contracts, bringing armored car administration in-house and bringing ATM maintenance in-house, began a reduction in work force throughout our operations. The reduction in U.S. employees took place primarily in the second half of 2002; the reduction in U.K. employees took place in the first quarter of 2003. Due to the timing of this action as well as the cost of severance payments, we did not realize the full cost savings from these actions in 2002. Our reduction in force decreased our labor and other expense by $1.2 million in 2003. This decrease in expense was partially offset by a $586,000 increase in selling, general and administrative expenses in our U.K. subsidiaries as a result of the increased value of the British pound relative to the U.S. dollar in 2003 as compared to 2002.

Asset Retirements

      Asset retirements totaled $626,000 in 2003 and $2.0 million in 2002. In the fourth quarter of 2002, we determined that certain of our Mita analog photocopiers we held in storage would not likely be returned to service based upon:

•	our commitment to purchase 850 more technologically advanced Konica photocopiers during 2003,

•	year-over-year declines in photocopy volumes, and

•	what we believed were limited opportunities for large-scale photocopier expansion.

      As a result, in the fourth quarter of 2002 we charged $2.0 million, representing the net book value of these photocopiers, to expense.

      During 2003 we wrote off additional equipment with a net book value of $626,000, which primarily consisted of additional older photocopiers that had been taken out of service and were not likely to be returned to service.

Interest Expense

      Interest expense declined 34.5% to $1.0 million in 2003, from $1.6 million in 2002. The decrease in interest expense resulted primarily from a decrease in the principal amount of our interest-bearing obligations and from the lower interest rates on our long-term debt as a result of a new loan agreement with Bank of America entered into in May 2003. The interest rate on our borrowings from Bank of America decreased to 3.8% as of December 31, 2003, compared to 6.25% as of December 31, 2002. Long-term debt and capital leases aggregated $15.0 million as of December 31, 2003, a 28.1% decrease from the $20.8 million balance at the end of 2002.

Other Income, Loss or Expense

      Other income was $109,000 in 2003 compared to $1.9 million of other expense in 2002. The 2002 expense was primarily the result of recognition of a $1.8 million legal liability recorded subsequent to reaching a litigation settlement referred to in note 15 to our consolidated financial statements.

Tax Rate

      Our effective tax rate for 2003 was 33.3%, resulting in a provision for income taxes of $2.7 million, compared to an effective rate of 28.0% and an income tax benefit of $1.5 million in 2002. The change in the effective tax rate for 2003 as compared to 2002 was due primarily to the increase of our U.K. profits as a percentage of our total profits. Since the corporate tax rate is lower in the United Kingdom, as a larger percentage of our pre-tax income is generated in our U.K. operations and is not repatriated to the United States, more of our income will be taxed at the lower tax rate.

Net Income

      Our net income of $5.5 million for 2003 reflects a $9.5 million increase from our 2002 net loss of $4.0 million. After giving effect to Series A preferred stock dividends of $1.5 million in each period, our net income available to common shareholders was $4.0 million in 2003, compared to a net loss available to common shareholders of $5.5 million in 2002. The increase in net income is primarily attributable to a $7.7 million increase in gross profit, a $1.8 million decrease in selling, general and administrative expense, a $1.4 million decrease in asset retirements, and a $2.0 million net decrease in other expenses, offset by an increase in provision for income taxes of $4.2 million.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

ATM Results of Operations

	Year Ended December 31,

		% of		% of
	2001	Sales	2002	Sales

	(in thousands except operating and percentage data)
Transaction — based sales	$18,848	100.0%	$27,785	99.9%
Service sales	—	0.0	—	0.0
Sales of ATM equipment	—	0.0	32	0.1

Total Sales	18,848	100.0	27,817	100.0
Less discounts	2,213	11.7	4,702	16.9

Net sales	16,635	88.3	23,115	83.1
Cost of sales	12,588	66.8	14,867	53.4

Gross profit	$4,047	21.5%	$8,248	29.7%

Operating Data:
Average number of ATMs	1,891		2,672
Withdrawal transactions	9,023,144		12,562,726
Average withdrawals per ATM per month	398		392
Average transaction-based sales per withdrawal transaction	$2.09		$2.21
Average discount per withdrawal transaction	$0.25		$0.37
Net transaction-based sales per withdrawal transaction	$1.84		$1.84

Photocopier Results of Operations

	Year Ended December 31,

		% of		% of
	2001	Sales	2002	Sales

	(in thousands, except operating and percentage data)
Sales	$59,002	100.0%	$54,798	100.0%
Less discounts	10,597	18.0	9,989	18.2

Net sales	48,405	82.0	44,809	81.8
Cost of sales	29,236	49.6	27,585	50.3

Gross profit	$19,169	32.5%	$17,224	31.4%

Operating Data:
Average number of photocopiers	31,344		28,926
Average photocopies per machine per month	2,829		2,822
Average sales per photocopier per month	$156.87		$157.87
Average sales per photocopy	$0.055		$0.056
Average discount per photocopy	$0.010		$0.010
Average net sales per photocopy	$0.045		$0.046
Average gross profit per photocopy	$0.018		$0.018

Sales

      For the year ended December 31, 2002, our consolidated sales increased by $6.3 million, or 7.9%, to $85.2 million from $79.0 million for the year ended December 31, 2001. ATM sales increased by $9.0 million, or 47.6%, as compared to 2001, while photocopier sales decreased by $4.2 million, or 7.1%, and software development sales increased by $1.5 million, or 131.1%.

      Approximately 34.9% of our 2002 consolidated sales were produced in the United Kingdom and Canada. Because the exchange rates for the British pound and Canadian dollar compared to the U.S. dollar were not significantly different in 2002 from 2001, our sales and expenses in 2002 were not materially affected by exchange rate translations.

      ATM sales. ATM sales increased by 47.6% to $27.8 million during 2002 from $18.8 million in 2001. The $9.0 million increase was a result of:

•	An expansion of our ATM network — The average number of transacting ATMs in our network in 2002 increased by 41.3% to 2,672 units as compared to 1,891 units in 2001.

•	Increased aggregate withdrawals — The aggregate number of withdrawal transactions from our ATM systems increased 39.2% to 12.6 million in 2002 from 9.0 million in 2001.

•	Price increases — In the second half of 2002 we began to increase the withdrawal fees at our ATMs. As a result, the average transaction-based sales generated per withdrawal transaction increased by 5.7% to $2.21 in 2002 from $2.09 in 2001.

      These factors were partially offset by a 1.5% decrease in withdrawal transactions per ATM per month to 392 in 2002 from 398 in 2001.

      Photocopier sales. Photocopier sales in 2002 were $54.8 million as compared to $59.0 million in 2001. The $4.2 million decrease resulted primarily from:

•	Declining photocopy volume — photocopy volume declined by 8.0% in 2002, to 979.6 million photocopies from 1.1 billion photocopies in 2001, due to a combination of:

•	a decline in installed photocopiers in 2002 to an average of 28,926, from 31,344 in 2001, as we initiated a program of eliminating lower volume sites that were either unprofitable or only marginally profitable; and

•	a decline in the average number of photocopies made per installed photocopier per month to 2,822 in 2002 from 2,829 in 2001 due to competition from alternative media and copying sources.

Sales Discounts

      Sales discounts as a percentage of sales in 2002 were 17.2% as compared to 16.2% in 2001. The increase was primarily due to a shift in the ATM business toward higher discount programs that allow retailers to retain a larger portion of the sales in exchange for providing their own cash. In 2002, the sales discounts related to our ATM business were 16.9% of sales as compared to 11.7% in 2001. Photocopier sales discounts were 18.2% of photocopier sales in 2002 and 18.1% in 2001.

Cost of Sales

      Cost of sales as a percentage of sales decreased to 51.2% in 2002 from 53.6% in 2001 on a consolidated basis.

      ATM cost of sales. Cost of sales in our ATM operations decreased as a percentage of ATM sales to 53.4% in 2002 from 66.8% in 2001. While ATM sales increased by $9.0 million, or 47.6%, in 2002 compared to 2001, cost of sales increased by only $2.3 million, or 18.1%, as a result of the following:

•	A 39.2% increase in the volume of withdrawal transactions produced economies of scale that reduced the cost of sales per withdrawal transaction to $1.18 in 2002 from $1.40 in 2001, primarily as a result of a $0.15 per transaction cost reduction in third party service and maintenance costs, offset partially by the cost of bringing certain maintenance in-house.

•	Cost of cash for our ATMs decreased by $0.13 per transaction. Lower transaction fees from our U.S. vault cash provider reflected a decrease in commercial paper fees.

      Photocopier cost of sales. Cost of sales in our photocopier business increased to 50.3% of photocopier sales from 49.6% in 2001 as a result of the following:

•	While photocopier labor expense declined by $411,000 because of our allocation of additional labor expense to our expanding ATM business, photocopier sales declined 7.1%, resulting in an increase in labor expense as a percentage of photocopier sales to 16.4%, in 2002 from 15.9%, in 2001.

•	Materials-related costs in our photocopier business in 2002 included an increase in scrapped and obsolete materials of $680,000 compared to 2001, of which $300,000 was an allowance for obsolete inventory. However, the total materials-related cost of photocopier sales remained constant at 28.9% for 2002 and 2001.

Selling, General and Administrative Expense

      Selling, general and administrative expense as a percentage of sales on a consolidated basis decreased to 31.3% in 2002 from 31.6% in 2001. The decrease in these costs as a percentage of sales relates primarily to the disposal of iATMglobal.net in February 2002. iATMglobal.net had contributed $4.9 million to selling, general, and administrative expense in 2001, which represented 430.0% of the sales it generated. The portion of the software development business that we retained contributed $1.3 million to selling, general and administrative expense or 49.9% of software development sales it generated in 2002.

      The decrease in selling, general, and administrative expense associated with iATMglobal.net was partially offset by a $2.0 million increase in non-labor related expenses in our other operations. These expenses included a $739,000 increase in value-added tax, or VAT, in our U.K. ATM business. Of this amount, approximately $128,000 had been capitalized since the inception of the ATM business and $299,000 had been recorded as VAT receivable in 2001 that was subsequently determined to be non-reclaimable. The remainder was VAT expense related to fiscal year 2002. In 2002 we received a final determination from U.K. taxing authorities as to the applicability and method of calculating VAT associated with our ATM business which resulted in the need to record additional expense. Prior to 2002, the treatment of VAT related to the ATM business could not be reasonably determined or estimated since non-bank ATM placements were relatively new to the United Kingdom and the taxing authority had not yet provided guidance as to their tax treatment.

      We recorded an additional $400,000 of non-labor related expenses in anticipation of renewing our service vehicle fleet leases earlier than originally planned. Other non-labor related expense included increases in insurance premiums, legal fees and travel expenses. We believe that our insurance premium and legal fee increases were commensurate with overall market trends in the insurance industry, as well as reflecting litigation in which we were then involved.

Asset Retirements

      In the fourth quarter of 2002, as discussed in “Year Ended December 31, 2003 Compared to Year Ended December 31, 2002,” we determined that certain of our Mita analog photocopiers held in storage would not likely be returned to service. Accordingly, we charged $2.0 million to asset retirements, representing the net book value of these photocopiers.

Interest Expense

      Interest expense declined 29.6% to $1.6 million in 2002, from $2.2 million in 2001. The decrease in interest expense resulted from a decrease in the amount of our interest-bearing obligations as well as a decrease in the interest rate on our bank facility. Long-term debt and capital leases aggregated $20.8 million as of December 31, 2002, a 3.3% decrease from the $21.5 million balance at the end of 2001. Interest rates on our bank facility during the same period decreased from 8.25% to 6.25% on the outstanding amount of our long-term debt.

Other Income, Loss or Expense

      In October 2001 we incurred a $1.5 million loss on the disposal of the assets of our French operation, which we discuss in “— Discontinued and Restructured Operations,” below.

      Other expense was $1.9 million in 2002 compared to $872,000 of other income in 2001. The 2002 expense was primarily the result of recognition of a $1.8 million legal liability recorded subsequent to reaching a litigation settlement.

Tax Rate

      Our effective tax rate for 2002 was 28.0%, resulting in an income tax benefit of $1.5 million, compared to an effective rate of 18.0% in 2001. The low effective tax rate for 2001 as compared to 2002 was due to the valuation allowance in 2001 related to subsidiary company net operating losses and to the write-off of net operating losses in 2001 as a result of amended tax returns for foreign source income for which we would not obtain credits. The effective tax rate for 2001 would have been a 26.6% benefit rather than an 18.0% expense exclusive of these two items.

Net Income

      Our net loss of $4.0 million in 2002 reflects a $2.5 million reduction from our 2001 net loss of $6.5 million. After giving effect to Series A preferred stock dividends of $1.5 million in each period, our net loss available to common shareholders was $5.5 million in 2002, compared to $8.0 million in 2001. Contributing to this reduction in net loss were a $3.1 million increase in gross profit, a $666,000 decrease in interest expense, a $1.6 million decrease in loss on sale of assets, a $2.0 million increase in benefit for income taxes and a $2.9 million decrease in losses from discontinued operations. Offsetting these changes were a $1.7 million increase in selling, general and administrative expense, an increase in asset retirements of $2.0 million, a $2.8 million net increase in other expenses, and a $1.1 million decrease in minority interest in losses.

Liquidity and Capital Resources

General

      Our principal ongoing funding requirements are for working capital to finance the continued growth of our business, service our bank debt and service our lease obligations. During 2003, we generated $13.7 million in cash flows from our operating activities as compared to $7.9 million in 2002. We used these cash flows in 2003 for the following purposes:

•	to reduce our bank debt by $6.7 million;

•	to make $1.9 million in equipment purchases, primarily Konica analog photocopiers;

•	to pay a litigation settlement of $1.8 million accrued at the end of 2002; and

•	to make payments of $1.7 million on our capital lease obligations.

      We had cash and cash equivalents of $5.7 million at the end of 2003 compared to $2.1 million at the end of 2002, and net working capital of $2.3 million at the end of 2003 compared to a working capital deficit of $1.9 million at the end of 2002. During 2003 we also financed equipment purchases, primarily Toshiba digital photocopiers, of $2.0 million through our capital lease facility. We describe this facility in “Capital Lease Facility.”

      During the first quarter of 2004, we generated $5.2 million in cash flows from our operating activities as compared to $2.6 million in the first quarter of 2003. Our operating activities, short-term bank borrowings and exercise of stock options, during the first quarter of 2004 provided us with sufficient cash to acquire Inkas for $5.9 million and make expenditures of $1.3 million for equipment and $580,000 for other noncurrent assets. We had cash and cash equivalents of $8.9 million as of March 31, 2004, compared to $5.7 million as of December 31, 2003, and net working capital of $1.3 million as of March 31, 2004, compared to $2.3 million as of December 31, 2003. Our net working capital decreased significantly near the end of the first quarter of 2004 when we incurred $3.9 million in short-term debt under our line of credit to acquire Inkas. We repaid $3.9 million in short-term borrowing in April 2004.

      As of March 31, 2004, approximately 10% of our ATMs were compliant with either triple DES or EMV. We believe that the cost of upgrading our ATMs to comply with triple DES and EMV will be approximately $2.0 million in the United States and approximately $4.5 million in the United Kingdom, based upon exchange rates as of March 31, 2004, which will be capitalized and depreciated over the remaining life of each asset.

U.S. Credit Facility

      We recently accepted a commitment letter to modify and increase our credit facility with Bank of America on more favorable terms, including a reduction in the interest rate from prime plus 50 basis points to an interest rate that is capped at prime, and may be less depending upon our leverage ratio; based upon our existing leverage ratios, our current interest rate would be prime minus 50 basis points. The proposed facility is a $20.0 million line of credit, an increase of $2.8 million over the existing facility, with a maturity date of June 2007. We currently have $11.3 million outstanding under the existing facility.

U.S. Vault Cash Facility

      General. In 2000 we established a facility for funding the cash which is placed in our ATM equipment, which we refer to as “vault cash,” for our U.S. ATMs through access to the commercial paper markets. Under the facility we currently have access to $50.0 million of vault cash.

      The facility is based on the relationships between three primary companies. These companies are:

•	TRM Inventory Funding Trust, or the Trust — a Delaware business trust that was created pursuant to a deposit trust agreement between GSS Holdings, Inc. as depositor, Wilmington Trust Company as owner trustee, and TRM ATM Corporation as servicer. The majority equity holder in the Trust is Autobahn Funding Company, LLC, and the minority equity holder is GSS Holdings, Inc. Neither we, TRM ATM Corporation nor any of our other affiliates have any ownership interest in the Trust;

•	TRM ATM Corporation, or TRM ATM — one of our subsidiaries that acts as the servicer under the facility; and

•	Autobahn Funding Company, LLC, or Autobahn — an affiliate of DZ Bank AG, Deutsche Zentral-Genossenschaftsbank Frankfurt am Main, which owns the majority of the equity in the Trust and is the lender under the facility. Autobahn is independent of us, TRM ATM and our other affiliates.

      Operation of the facility. We obtain our vault cash under the facility pursuant to a Loan and Servicing Agreement. In accordance with that agreement, Autobahn raises funds by issuing asset-backed commercial paper. Autobahn then loans those funds to the Trust at an interest rate equal to the interest rate borne by the commercial paper plus 1.75%. The loaned funds are deposited in an account from which, at the direction of TRM ATM acting as the servicer of the facility, they are disbursed to an armored car carrier for transportation to our U.S. ATMs. The loaned funds are then available for withdrawal from the ATMs by the public.

      The cash at all times remains the property of the Trust, and the Trust is ultimately obligated to repay Autobahn.

      The Trust, as borrower, and TRM ATM, as servicer, use their cash from operations, which is principally derived from ATM withdrawal and interchange fees, to fund a settlement account from which, in combination with its vault cash, TRM ATM directs repayment of the loans to the Trust, the interest on the loans, a return on the equity investment made by the investors in the Trust and the fees described below.

      The Trust engages TRM ATM, as servicer, and other agents and contractors from time to time to perform all duties assigned under the loan and servicing agreement.

      The Loan and Servicing Agreement contains covenants applicable to us, including a minimum tangible net worth requirement. We were in compliance with these covenants as of December 31, 2003 and March 31, 2004.

      Collateral and credit enhancement. The Trust’s borrowings from Autobahn are collateralized by the assets of the Trust, principally the vault cash. In addition, when the vault cash is placed in an ATM, the Trust has a security interest in all of the fees and charges earned or received with respect to that ATM until those fees are distributed to TRM ATM.

      Autobahn is a party to a liquidity purchase agreement with other lenders, which ensures that the Trust continues to have funds available for the term of the agreement and that Autobahn will have the funds necessary to repay the commercial paper it issues. The lenders party to the agreement are required to have a credit rating at least as high as the credit rating of the commercial paper that Autobahn issues.

      Costs of the facility. The primary costs paid in connection with the facility are:

•	interest on the loaned funds — the loans bear interest at an interest rate equal to 1.75% plus the interest rate borne by the commercial paper that was issued to raise the fund for the loans;

•	return for equity investors — Autobahn and GSS Holdings, Inc., as equity investors in the Trust, receive a return on the value of their investment. Autobahn’s annual return is equal to 1.75% plus the interest rate borne by the commercial paper that is outstanding. GSS Holdings’ annual return is equal to 25.0%; and

•	fees — Autobahn receives a commitment fee and TRM ATM, as servicer, and the collateral agent each receive administrative fees in connection with the facility.

      Risk of loss and insurance. Any risk with regard to the Trust or the ability of the Trust to repay the Trust’s debt resides with the Trust and with GSS Holdings as the minority equity investor and with

Autobahn as the majority equity investor. TRM ATM serves only as an administrator and servicer of the Trust.

      We maintain letters of credit totaling $2.0 million, or 5.0% of loans outstanding as of June 14, 2004, to guarantee the performance of the servicer of the facility. The Trust’s subcontractors maintain insurance on behalf of the Trust so as to ensure the cash is safe while stored at correspondent banks, and during delivery to ATM equipment and to the vault or bank storage facilities. We maintain insurance on behalf of the Trust to ensure the cash is safe during its time in our ATM equipment.

      Accounting treatment. Because we are the primary beneficiary of the Trust, the accounts of the Trust have been included in our consolidated financial statements. We describe the basis and effects of this consolidation in “New Accounting Standards.”

U.K. Vault Cash Facility

      Our U.K. ATM business obtains vault cash under an agreement with a local bank. Vault cash obtained under the program remains the property of the bank, and we do not include it on our balance sheet. We are insured against risk of loss while the cash is in or being distributed to our ATM network. During 2003, we accessed amounts ranging from £23.3 million ($41.8 million) to £42.8 million ($76.6 million) and paid a total of £1.1 million ($1.7 million) for use of the cash. This vault cash facility term has been extended through June 30, 2004 while we finalize the terms of the revised agreement.

     Capital Lease Facility

      In the quarter ended September 30, 2002, we negotiated an agreement with Barclay’s Mercantile Business Finance Limited in the United Kingdom that established a lease financing facility with a limit of $11.3 million to finance the purchase of photocopiers for our U.K. operations. Borrowings under this facility constitute capital lease obligations with terms ranging from three years to five years. As of March 31, 2004, we had $4.0 million of outstanding lease financing under this facility.

Off-balance Sheet Arrangements

      We have no off-balance sheet arrangements that are reasonably likely to have a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.

Contractual Commitments and Obligations

      The following table summarizes our contractual commitments and obligations as of March 31, 2004:

	Payments due by period

					After
	Total	2004	2005-2006	2007-2008	5 Years

	(in thousands)
TRM Corporation and subsidiaries
Long-term bank debt	$9,593	$2,552	$7,041	$—	$—
Short-term bank borrowings	3,915	3,915	—	—	—
Capital lease obligations	4,745	1,858	2,340	547	—
Operating leases	9,387	2,236	4,454	1,423	1,274

Total TRM Corporation and subsidiaries	27,640	10,561	13,835	1,970	1,274
TRM Inventory Funding Trust note payable	29,941	—	—	29,941	—

Total contractual cash obligations	$57,581	$10,561	$13,835	$31,911	$1,274

      As of March 31, 2004, we had $4.5 million accrued for unpaid Series A preferred stock dividends. We ceased paying dividends on our Series A preferred stock in late 2000 as a result of the prohibitions contained in our credit facility with Bank of America and cash flow concerns. We resumed payment in the third and fourth quarters of 2003 and first quarter of 2004 pursuant to waivers granted by Bank of America. We have received a similar waiver for the second quarter of 2004.

Discontinued and Restructured Operations

      In 2002 we discontinued certain operations of iATMglobal.net, a subsidiary involved in software development for advanced ATM functions. These operations, which were eventually sold to NCR Corporation, contributed $3.1 million and $264,000 of our net losses in 2001 and 2002, respectively. We retained a division of iATMglobal.net, Strategic Software Solutions, the principal source of sales of which was a software development contract with NCR that we substantially completed in the first quarter of 2003. We are evaluating the ongoing viability of this division.

      In October 2001, we restructured our French photocopier operations through the sale of substantially all of the operation’s assets to a newly formed French corporation in which we obtained a 19.0% interest. The sale included approximately 1,500 photocopiers and provided for the payment of royalties based upon earnings. Through March 31, 2004, we have received $177,000 in royalty payments. Our net loss for 2001 included a loss of $600,000 from our French operations and a loss of $1.5 million from disposal of those assets. The operating results of our French operations are included in our consolidated financial statements through September 30, 2001. Thereafter, we have included our investment in the new entity in “other assets” on our balance sheet with a cost basis of $164,000 as of March 31, 2004. We did not account for the restructuring of our French operations as a discontinued operation under GAAP since we continue to provide photocopier services throughout the United States, the United Kingdom, and Canada.

Critical Accounting Policies and Estimates

      The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, sales, costs and expenses, and the disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and judgments, including those related to depreciation, inventories, medical benefits and income taxes. We base our estimates and judgments on historical experience and on various assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

      We have identified the following policies as critical to our business operations and the understanding the results of those operations.

      Our use of the units-of-production method of depreciation for our analog Konica photocopiers requires us to estimate their useful life. We have estimated that the useful life of these assets is an average of 500,000 photocopies per machine. As of March 31, 2004, we carried our analog Konica photocopiers on our books at a cost of $50.2 million less accumulated depreciation of $15.9 million. If future losses on disposal or significant decreases in the annual photocopy volume of this class of photocopiers become evidence of a shorter useful life than our original estimate, we may change the depreciable life, resulting in additional depreciation charges on a prospective basis. If the estimated total production volume of these photocopiers were increased by 10%, or 50,000 photocopies, our consolidated depreciation expenses for 2003 would have decreased by approximately $245,000; if the estimated total production volume were decreased the same amount, our consolidated depreciation expense would have increased by approximately $300,000.

      We maintain reserves for estimated obsolescence or unmarketable inventory, such as signage, equal to the difference between the cost of inventory and its estimated market value based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those we project, we may need to decrease our estimate of the market value of our inventory and as a result increase our reserves.

      We self-insure, with re-insurance, with respect to medical insurance benefits we provide to our employees. We establish reserves to estimated medical expenses after consideration of historical trends, known or reasonably estimated expenses, and our aggregate stop-loss reinsurance coverages. Should actual expenses be greater than estimated, we may incur additional medical insurance claims expense and may need to increase our reserves.

      We have established a valuation allowance to reduce our deferred tax assets to the amount that we believe we will realize. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we determine that we will not realize all or part of our net deferred tax assets in the future, we will be required to reduce our deferred tax assets and charge the amount of the reduction to expense in the period in which we make the determination. Likewise, if we determine that we will realize deferred tax assets in excess of their net recorded amount, we would increase income in the period in which we make the determination.

New Accounting Standards

      In June 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 142, “Goodwill and Other Intangible Assets.” SFAS 142 supersedes Accounting Principles Board 17, “Intangible Assets,” and is effective for fiscal years beginning after December 14, 2001. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS 142 prohibit the amortization of goodwill and indefinite-lived intangible assets, and require that goodwill and indefinite-lived intangible assets be tested annually for impairment. We adopted SFAS 142 in the first quarter of 2002. The adoption of SFAS 142 did not have a material effect on our financial position, results of operations or cash flows. We provide pro forma results of the adoption as if it had occurred in 2001, in note 5 to our consolidated financial statements.

      In January 2003, the FASB issued Interpretation No. 46, or FIN 46, “Consolidation of Variable Interest Entities.” FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB revised FIN 46 in FIN 46R, in part to clarify certain of the provisions and implementation issues of FIN 46. FIN 46 applies immediately to variable interest entities, or VIEs, created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period ending after December 15, 2003 to VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003. We adopted the provisions of FIN 46 and FIN 46R as of December 31, 2003. In accordance with FIN 46 and FIN 46R, we have consolidated the accounts of TRM Inventory Funding Trust with our accounts as of December 31, 2003. Our consolidated balance sheet as of December 31, 2002 has been restated to conform to the presentation for 2003. The consolidation of the Trust resulted in increased assets of $28.9 million, liabilities of $27.4 million, and minority interest of $1.5 million as of December 31, 2003 ($24.9 million, $24.0 million, and $900,000, respectively as of December 31, 2002). The consolidation of the Trust did not cause any change to our previously reported sales or expenses.

      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS 149 is effective for contracts we entered into or modified after June 30, 2003. We do not have any derivative instruments, nor are we involved in any hedging activities and, therefore, the adoption of SFAS No. 149 did not have any impact on our results of operations, financial position or cash flows.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability or, in some circumstances, as an asset. Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 14, 2003. The application of SFAS No. 150 did not have any effect on our financial position, results of operations or cash flows.

      In March 2004, FASB approved Emerging Issues Task Force, or EITF, Issue 03-6 “Participating Securities and the Two — Class Method under FAS 128.” EITF Issue 03-6 supersedes the guidance in Topic No. D-95, “Effect of Participating Convertible Securities on the Computation of Basic Earnings per Share,” and requires the use of the two-class method for the computation of basic earnings per share for companies that have participating securities. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. In addition, EITF Issue 03-6 addresses other forms of participating securities, including options, warrants, forwards and other contracts to issue an entity’s common stock, with the exception of stock-based compensation (unvested options and restricted stock) subject to the provisions of Opinion 25 and SFAS 123. EITF Issue 03-6 is effective for reporting periods beginning after March 31, 2004 and must be applied by restating previously reported earnings per share. We expect that the adoption of EITF Issue 03-6 will reduce our reported earnings per share in future periods.

Quantitative and Qualitative Disclosures About Market Risk

      We are exposed to market risk from changes in interest rates and foreign currency exchange rates. We do not hold or issue derivative commodity instruments or other financial instruments for trading purposes.

Interest Rate Risk

      We invest our cash in money market funds. The income earned from these investments is sensitive to changes in market interest rates. For the years ended December 31, 2002 and 2003, interest income amounted to $82,000 and $90,000, respectively. For the quarters ended March 31, 2003 and 2004, interest income amounted to $23,000 and $27,000, respectively. An immediate 10.0% change in interest rates earned on these investments would not have a material effect on our net income.

      We are also exposed to interest rate risk from borrowings under our credit facilities. The interest rate on our term loan from Bank of America is capped at the bank’s prime rate and may be as low as the prime rate minus 50 basis points, depending on our leverage ratio as defined in the loan agreement. We also have the option of electing an alternative interest rate based on the bank’s LIBOR or IBOR rates. As of March 31, 2004, the weighted average interest rate on the term loan was 3.9%. As of March 31, 2004, interest on short-term borrowings under our revolving line of credit was at the bank’s prime rate minus 50 basis points, or 3.5%. Borrowings from Bank of America totaled $16.6 million as of December 31, 2002, $10.0 million as of December 31, 2003, and $13.2 million as of March 31, 2004, all of which were term loans. Interest expense relating to these borrowings was $1.5 million for 2002, $745,000 for 2003, and $98,000 for the quarter ended March 31, 2004. If the interest rate for our $13.2 million term borrowings from Bank of America as of March 31, 2004 increased by 100 basis points, to 4.9%, our interest expense would increase by $132,000 per year.

      TRM Inventory Funding Trust borrows money pursuant to a note funded by the sale of commercial paper. The Trust owed $24.1 million as of December 31, 2002, $27.5 million as of December 31, 2003 and $29.9 million as of March 31, 2004 under this arrangement. The weighted average interest rate on these borrowings as of March 31, 2004 was 2.9%. Interest and fees relating to the Trust’s borrowings, which are included in cost of sales in our consolidated financial statements, totaled $868,000 for 2002, $984,000 for 2003 and $233,000 for the quarter ended March 31, 2004. If the interest rate for the Trust’s borrowings as of March 31, 2004 increased by 100 basis points, to a weighted average of 3.9%, our cost of sales would increase by $299,000 per year.

      Our U.K. ATM operations obtain vault cash under an agreement with a local bank. During 2002, based on an exchange rate of $1.496 to £1.00, we accessed amounts ranging from £12.4 million ($19.9 million) to £25.6 million ($41.0 million) and paid a total of £1.0 million ($1.4 million) for use of the cash. During 2003, based on an exchange rate of $1.7903 to £1.00, we accessed amounts ranging from £23.3 million ($41.7 million) to £42.8 million ($76.6 million) and paid a total of £1.1 million ($1.7 million) for use of the cash. During the first quarter of 2004, based upon an exchange rate of $1.828 to £1.00, we accessed amounts ranging from £25.0 million ($46.5 million) to £31.2 million ($58.0 million) and paid a total of £347,000 ($644,000) for use of the cash. Fees we paid for use of the cash are related to the bank’s interest rates. Based on the £28.8 million ($52.6 million) outstanding balance as of March 31, 2004, if the cost of the cash increased by 100 basis points, our cost of sales would increase by £288,000 ($535,000) per year.

Foreign Currency Risk

      We have international subsidiaries subject to foreign currency exchange rate exposure. We realize sales from, and pay the expenses of our international operations in British pounds and Canadian dollars. Accordingly, we are exposed to the risks of foreign exchange rate fluctuations. Foreign exchange rate transaction losses, net of gains for the year ended December 31, 2002 were approximately $23,000. For the year ended December 31, 2003, foreign exchange rate transactions, net of losses, were $242,000. Foreign exchange rate transaction losses net of gains, for the quarter ended March 31, 2004 were $15,000. If foreign currency rates were to fluctuate from rates as of March 31, 2004, our financial position might be materially affected. Assuming a 10.0% appreciation or depreciation in foreign currency exchange rates from the quoted foreign currency exchange rates as of March 31, 2004, the potential change in the fair value of foreign currency-denominated assets and liabilities would aggregate approximately $2.7 million, and the impact on sales would have been $1.1 million or 4.2%. The impact on net income for the three months ended March 31, 2004 would aggregate approximately $147,000 or 5.9%.

ATM AND PHOTOCOPIER INDUSTRIES

ATM Industry

U.S. ATM Market

      The first ATMs in the United States were installed in the early 1970s. By 1980 approximately 18,500 ATMs were in use throughout the nation and were installed mostly at bank branches. At the beginning of the 1990s, regional electronic networks developed to provide access to bank accounts from ATMs that were not operated by the host bank. During the mid-1990s, Cirrus and Plus, which were the largest electronic networks at the time, began to permit withdrawal or surcharge fees for transactions that were carried on their networks. The ability to charge withdrawal fees for transactions over such networks became the catalyst behind the growth of conveniently placed ATMs that were owned by ISOs.

      Today, there are approximately 371,000 ATMs in the United States, of which approximately 310,000 are operated by ISOs according to ATM & Debit News. Even though companies such as American Express and E*Trade stimulated consolidation in the industry in the late 1990s by acquiring large ATM networks, the market still remains highly fragmented. ATM & Debit News estimates that there are approximately 300 ISOs in the United States, and that the ten largest ISOs operate only approximately 72,000 ATMs, or less than 20.0%, of the market.

U.K. ATM Market

      As in the United States, the growth of the ATM industry in the United Kingdom is attributable to the development of electronic networks. However, in contrast to the U.S. market, banks and building societies in the United Kingdom have typically been reluctant to charge withdrawal fees to ATM users due to concerns over negative publicity. As a result, many ATM sites in the United Kingdom, particularly those at low traffic, non-branch areas, do not generate sufficient income to be attractive for financial institutions.

      Since ISOs do not attempt to sell other non-ATM services to ATM customers the way that financial institutions do, they are less sensitive to any negative publicity that may be associated with charging withdrawal fees. By charging withdrawal fees, ISOs can operate profitably at lower volume sites than financial institutions. According to the Association for Payment Clearing Services, the number of new ATMs deployed by ISOs in the United Kingdom has exceeded the number deployed by financial institutions each year from 2000 to 2002, the last year for which data is available. During the same period, the average number of transactions processed by ISO-operated ATMs and bank-operated ATMs was comparable and remained stable. According to the Association for Payment Clearing Services, by the end of 2003 there were approximately 47,530 ATMs deployed in the United Kingdom, over 20.0% of which were operated by ISOs. The three largest ISOs in the United Kingdom operated 9,100, or 19.1%, of these ATMs.

      We believe that the inability of banks to profitably place ATMs in many locations has resulted in slower penetration of convenience-oriented ATMs in the United Kingdom than in the United States. The relative immaturity of the market in the United Kingdom can be seen from projections prepared by the Association for Payment Clearing Services, which estimated that the percentage of total cash withdrawn by individuals that is withdrawn from ATMs will increase from approximately 50% in 2002 to approximately 75% in 2011.

      The expected increase in percentage of withdrawn cash that will come from ATMs in the United Kingdom is partially due to the government’s commencement of a program to pay state benefits electronically. Before April 2003, the government paid state benefits by voucher that were then cashed at post offices. In an effort to bring more people into the banking system, the government now pays benefits electronically into recipients’ bank accounts using automated credit transfer. As a result of this new system, recipients’ first access to their government benefits is more likely to be through an ATM transaction.

Typical ATM Transaction

      The primary services offered by ATMs are cash withdrawals and account balance inquiries. Once a customer requests a cash withdrawal or an account balance, the request is transmitted from the ATM to a processing agent over an EFTN. Once the processing agent has obtained authorization from the cardholder’s financial institution, the cash is dispensed or the information is displayed.

      In return for providing convenient access to cash, the ATM operator charges the customer a fee, called either a withdrawal fee or surcharge. In return for providing the connection between the ATM and the financial institution, the EFTN charges the financial institution an interchange fee, part of which it transfers to the ATM operator. In the United States, EFTNs charge interchange fees for all transactions, including balance inquiries; however, EFTNs in the United Kingdom only charge interchange fees on transactions that do not carry withdrawal fees.

      As a part of its communications with the cardholder’s financial institution, the processing agent provides the institution with a request for the amount of any cash withdrawal and all of the fees applicable to the transaction. These amounts are deducted by the financial institution from the cardholder’s account and forwarded to the processing agent. The processing agent then transfers the appropriate portion of the interchange fee to the EFTN and, after deducting the fee it has agreed with the ATM operator, distributes the remaining settlement funds to the ATM operator.

      The cash used to fill ATMs is called vault cash. To obtain vault cash for ATMs that they are required to fill, large-scale ATM operators typically rely on bank credit facilities. We obtain the cash for our U.K. ATMs from a bank facility, while we rely on a non-bank facility to obtain the vault cash for our U.S. ATMs. This facility is described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — U.S. Vault Cash Facility.” Vault cash is typically transferred from the bank providing the cash to the ATMs by armored car courier services. These services load cash into the ATMs, reconcile the ATM’s cash balance and provide cash reporting back to the ATM operators.

      While it would be possible for an ATM operator to fill all of the roles described above, ATM operators often outsource certain aspects of their ATM operations. We outsource transaction processing, EFTN services and cash delivery.

Photocopier Industry

      Photocopier services are provided by a wide variety of merchants in the United States, United Kingdom and Canada. The market for self-service photocopying is divided into several segments, which include specialty full-service centers, office superstores and convenient retail locations.

      Specialty full-service business centers, such as Kinko’s and Mail Boxes Etc./UPS, typically offer self-service photocopier services as one of several business services that are targeted at small businesses that require sophisticated copying, printing and publishing capabilities but do not maintain those services in-house. In this model, the self-service photocopier services are provided in business centers to which the customer is expected to come to purchase business services in addition to low volume photocopy services.

      Office superstores, such as Staples and Office Max, also often provide self-service photocopier services. These services, which may be provided in connection with more sophisticated, higher volume copy services, are generally targeted toward people the stores expect will come to the store to purchase office supplies.

      The segment of the self-service photocopier industry in which we operate is one in which providers target customers for whom convenience of location is more important that high volume or the availability of sophisticated copy or other business services. We are aware of several self-service photocopier businesses that use this retail business concept, but believe that, other than our company, each is limited to a relatively small geographic market and a relatively small number of photocopiers.

      Providers in each of the segments of the industry described above typically use either analog or digital photocopiers. The photocopiers may be attached to a unit that accepts coins, called a “vend tower,” or, on newer machines, may be operated based on stored-value cards that are purchased at the machine site.

      The primary difference between analog and digital photocopiers is the technology used to make the photocopy. Analog copiers illuminate the image to be copied into a light projection that passes through a path of mirrors into a lens where it is projected onto a drum, and the image is then transferred from the drum onto the copy page. For each copy made, this process is repeated. With a digital photocopier, the original is scanned just once, converted into digital signals which are then converted by a laser beam into an image on a drum and transferred onto paper as with the analog machine. This scan-one/ print-many technology was the initial advantage of digital over analog photocopiers. More advanced photocopiers have the capability of being configured with a modem board, permitting the machines to provide printer, fax and email services. We are currently pilot testing eight photocopiers in the United Kingdom with facsimile transmission capability.

BUSINESS

General

      Overview. We are a large-scale, multinational owner and operator of ATM and photocopier networks with operations in the United States, United Kingdom and Canada. We expanded into the ATM business in 1999, leveraging the experience and infrastructure we had established in developing our photocopier operations, which began in 1981. As of March 31, 2004, we had networks of 1,299 ATMs in the United States and 2,670 ATMs in the United Kingdom, and had 25,877 photocopiers deployed throughout the United States, United Kingdom and Canada.

      We locate our machines in high traffic retail environments through national merchants such as The Pantry and Cumberland Farms, and through regional and locally-owned retail convenience stores such as Albertson’s, Winn-Dixie, Londis and the U.K. Post Office. In addition to providing supplemental revenues from shared transaction fees, we believe that our machines benefit these merchants by helping promote higher foot traffic, increased impulse purchases and longer shopping times since they often make the retail site a destination for cash and copies.

      To maintain our networks of ATMs and photocopiers, we have developed an extensive in-house service network. Through this network, we provide installation, maintenance, diagnostic and repair services to approximately 98% of our ATMs and 95% of our photocopiers. We believe that our in-house service network distinguishes us from our competitors and enables us to service our machines more promptly and efficiently than if we relied on third-party service providers. It has also allowed us to start to provide servicing other ATM operators.

      ATM operations. Since 2001, our growth has been driven by our ATM operations. We are the tenth largest owner and operator of ATMs in the United States according to ATM & Debit News and the second largest in the United Kingdom according to LINK/ATMOS statistics. As a result of new deployments and acquisitions, our ATM network has grown from 2,082 ATMs as of December 31, 2001 to 3,969 ATMs as of March 31, 2004.

      We attempt to maximize the usefulness of our ATMs to our customers by participating in as many EFTNs as practical, including Visa, Mastercard, Cirrus, Plus, American Express, Discover/Novus and LINK. The number of withdrawal transactions processed by our ATMs has grown from 9.0 million in 2001 to 15.3 million in 2003, and from 3.4 million in the first quarter of 2003 to 4.0 million in the first quarter of 2004.

      We believe that there are substantial opportunities to increase sales in the future through the acquisition of existing ATM networks and the deployment of new ATMs. We recently began implementing our acquisition growth strategy with our purchase of Inkas Financial, which added 447 ATMs to our U.K. network, our purchase of Mighty Cash, through which we acquired 72 ATMs in Canada, and our purchase of a 20-ATM network in the United States. Over the next few years, we expect an increase in the expiration of five- to seven-year contracts that were signed during the consolidation and expansion of the U.S. ATM industry in the late 1990s. We plan to target merchants with expiring contracts as a way to drive new ATM deployment.

      In addition, we expect to grow our business through expanded servicing sales and sales of ATM equipment. While it has not generated significant sales to date, our third-party servicing business could provide us with a significant growth platform in the future. We have also begun to sell ATMs not only to merchants with whom we place our ATMs but also to third-party operators. Since these transactions typically result in our obtaining a processing and maintenance contract with the purchaser, we expect this business to generate both one-time and recurring sales.

      For 2003 and the first quarter of 2004, net sales from our ATM operations accounted for 39.5% and 45.6% of our total net sales, respectively.

      Photocopier operations. We believe that we are the only large-scale owner and operator of self-service merchant-based photocopiers in the United States, the United Kingdom and Canada. As of March 31, 2004, we had 19,532 self-service photocopiers deployed in the United States, 3,259 in the United Kingdom and 3,086 in Canada. In late 2002 and 2003 we determined to work with our merchants to increase the per page price for photocopier services because we determined that sales revenues from the higher per page price, and cost savings, would exceed sales revenues lost as a result of expected volume declines. As a result, while increased price amplified the historical trend toward lower copy volumes, we maintained net sales and increased gross profit over 2002. In addition, we have taken underperforming photocopiers out of service or redeployed them to new locations. As a result, while photocopier net sales declined from $48.4 million in 2001 to $44.8 million in 2002, the decline in net sales slowed in 2003 to $43.7 million and, in the first quarter of 2004, our photocopier net sales increased 6.7% to $11.4 million as compared to $10.7 million in the first quarter of 2003. Although we believe that our photocopier operation is a mature business, it remains an important source of cash flow to help us grow our ATM business.

      For 2003 and the first quarter of 2004, net sales from our photocopier operations accounted for 57.2% and 54.3% of our total net sales, respectively.

Competitive Advantages

      Relationships with established merchants under multi-year contracts. We have strong relationships with national, regional and local merchants in the United States, United Kingdom and Canada. Since they are typically governed by multi-year contracts, our merchant relationships contribute to the recurring nature of our sales. As of March 31, 2004, 72.3% of our ATM sales and 14.2% of our photocopier sales were attributable to contracts expiring in 2007 or later.

      Extensive in-house service network. We employ over 200 field technicians and technical support personnel who provide installation, maintenance, diagnostic and repair services to 97.9% of our ATMs and 95.4% of our photocopiers. The size and scale of our service organization permits us to efficiently operate our ATM and photocopier network and to offer maintenance and repair services to third-party operators. As the face of our company, our technicians develop working relationships with our retail merchant customers and offer them a high level of customer service. We are able to leverage their daily presence in the field to identify new locations for our machines as well as possible acquisitions. Because we believe that our existing service network is able to provide technical services to a significant number of additional ATMs, we expect to be able to pursue acquisitions and expand our third-party servicing business without incurring material additional costs for servicing in the near future.

      Large-scale operator. We are the tenth largest operator of ATMs in the United States and the second largest operator of ATMs in the United Kingdom, and we believe we have the largest network of self-service photocopiers in the world. Due to our size, we have access to capital, such as vault cash and acquisition financing, at costs that we believe are more favorable than those available to smaller operators. In addition, because of the international scope of our business and our technical support infrastructure, we believe that we are well-positioned to identify and integrate acquisition opportunities that can contribute to our growth both within and outside of the United States.

      Management. Our senior management team has an average of over 15 years experience in the ATM or financial services industries. Since assuming operating control in June 2002, our management has grown our ATM business and returned our company to profitability. ATM gross profit grew from $4.0 million in 2001 to $8.2 million in 2002 and to $16.1 million in 2003. After declining from $19.2 million in 2001 to $17.2 million in 2002, photocopier gross profit rebounded to $18.5 million in 2003. Our losses from continuing operations of $3.3 million in 2001 and $3.7 million in 2002 were reversed in 2003 as we recognized $5.5 million of income from continuing operations.

Business Strategy

      We intend to focus on growing our ATM business while managing our photocopier business for improved profitability. Key elements to our strategy include:

      Pursue ATM acquisitions. The ten largest ISOs in the United States operate approximately 23.0% of non-bank ATMs in the United States and the three largest ISOs in the United Kingdom operate approximately 19.4% of non-bank ATMs in the United Kingdom. The remaining non-bank ATMs in each market are operated by smaller, independent operators. As a result, we believe that the markets in both the United States and the United Kingdom are highly fragmented and present substantial opportunities for us to acquire ATM networks. We also expect to pursue acquisitions in other countries as opportunities arise.

      Expand our merchant base. We seek to expand the number of the merchants with whom we place our ATMs. We believe that our extensive experience in providing retail convenience services and our in-house technical service capabilities give us a competitive advantage in obtaining new merchant customers. We also believe that there are opportunities to place ATMs in some of the approximately 25,000 locations in which we own photocopiers.

      Increase penetration of our existing merchant base. We seek to increase the number of ATMs within our existing merchant base by placing machines in locations that currently do not have ATMs or new locations as they are opened, and by displacing ATMs operated by other ISOs and banks with whom our merchants have relationships.

      Redeploy existing ATMs and photocopiers to higher traffic environments. On a continuous basis, we redeploy both our ATMs and photocopiers from lower to higher traffic locations that should drive additional transaction volume and, accordingly, increased sales. As part of this program, in 2003 we redeployed 960 ATMs and redeployed approximately 2,000 photocopiers.

      Expand our in-house service operations. In November 2003, we began using our in-house service network to provide technical service to ATMs owned by unrelated third-party operators. As part of that initiative, we entered into an agreement with Triton Systems to become the nationwide service provider for Triton’s entire ATM product line in the United States. We currently service approximately 11,500 third-party operated ATMs and intend to expand this program through one-on-one marketing efforts, referrals from ATM manufacturers and marketing in industry trade journals.

Products and Services

      ATMs. We deploy and operate ATMs primarily under the following three programs:

•	Full placement program. Under a full placement arrangement, we own the ATM and are responsible for controlling substantially all aspects of its operation, including maintenance, cash management and loading, supplies, signage and telecommunications services. We are generally responsible for almost all of the expenses related to the operation of the ATM with the exception of power, and, on occasion, telecommunications. We typically use this program for major national and regional merchants.

•	Merchant-owned program. Under a merchant-owned arrangement, the merchant typically buys the ATM through us and is responsible for most of the operating expenses, such as maintenance, cash management and loading, and supplies. We typically provide all transaction processing services, and the merchants use our maintenance services from time to time.

•	Rental program. Our rental program is similar to our merchant-owned program, except that the merchant rents the ATM from us rather than purchasing it, and we provide the maintenance and supplies for the machine. Our rental program enables merchants to have an ATM on their premises when their locations do not generate sufficient traffic for us to consider them for a full placement program and they are either unwilling or unable to purchase an ATM.

      The following table sets forth information regarding the ATMs involved in each of our programs as of and for the three months ended March 31, 2004 (excluding the 447 ATMs acquired from Inkas Financial on March 31, 2004):

	Full	Merchant-
	Placement	Owned	Rental	Total

Number of ATMs	2,354	349	819	3,522
Percent of total ATMs	66.8%	9.9%	23.3%	100.0%
Average withdrawal transactions per ATM per month	439	196	280	378
Average total transactions per ATM per month	596	278	440	528

      We attempt to place our ATMs and photocopiers in high visibility, high traffic merchant locations. Our experience has demonstrated that the following locations, among others, often meet these criteria:

•	convenience stores;

•	combination convenience stores and gas stations;

•	grocery stores;

•	drug stores;

•	restaurants and bars, particularly chain restaurants; and

•	stores in shopping malls.

      We have found that the primary factors affecting transaction volume at a given ATM are its location within the site and merchandising, such as indoor and outdoor signage, directing consumers to the location. As a result, we seek to maximize the visibility and accessibility of our ATMs, because we believe that once a customer establishes a pattern of using a particular ATM, the customer will generally continue to use that ATM.

      All of our new ATMs feature advanced functionality, diagnostics and ease of use including color displays, personal computer-based operating systems, thermal printing, dial-up and remote monitoring capabilities, and upgrade and capacity-expansion capability. All machines can perform basic cash dispensing and balance inquiry transactions, transmit on-screen marketing, dispense coupons and conduct marketing surveys. Most of our equipment is modular in design, which allows us to be flexible and accommodating to the needs of our clients as technology advances.

      We provide a proprietary vault cash forecasting system, called “Evergreen,” to merchants in our full placement program. Evergreen allows us to accurately and efficiently forecast individual ATM vault cash needs, as well at to anticipate special events that will affect expected transaction volumes. Evergreen also enables us to manage the entire life cycle of our vault cash from the time that it is picked up by our armored car courier until the time that it is reconciled back to our accounts. We can use Evergreen to provide third-party cash management services. Although we have not yet marketed this service for third-party use, we plan to do so in the future.

      Photocopiers. We own or lease all of our photocopiers and operate them under a program analogous to our full placement program for ATMs. We provide the merchant with a photocopier, machine stand, signage and, for approximately 15% of our locations, a vend tower. We also install, maintain and provide supplies for our photocopiers and regularly monitor their use. Each of our merchants keeps a percentage of the sales generated by the photocopiers in its location and remits the balance to us on a monthly basis as compensation for providing the supplies and service to the machine. The percentage of sales retained by each merchant is generally based on a sliding scale related to usage as recorded by the machine’s tamper-proof internal counter.

      Our photocopiers are designed for simplicity of use and durability, so we do not equip them with add-on features such as sorting or automatic stapling. The photocopiers accept both letter and legal size paper, perform reductions, enlargements and gray scale adjustments, and can make up to 99 photocopies at one time. We also have a pilot program in the United Kingdom under which eight of our digital photocopiers have been configured to provide facsimile transmissions.

In-House Service Network

      We believe that a key part of our operations is our in-house service network, which has three primary components:

•	over 200 field technicians and technical support personnel, each of whom has a defined service coverage area and an average company tenure of nine years;

•	a series of 20 regional service and support centers that enable us to provide prompt remedial service as well as regularly scheduled maintenance; and

•	national call centers in the United States, the United Kingdom and Canada that provide seven-day, 24-hour telephone support, technical assistance and field technician dispatching to merchants and customers.

      We support our field technicians through a central administrative office in Portland, Oregon. Our administrative office provides our field technicians with training programs, technical support, supplies purchasing and materials management. It keeps contact with our field technicians through a real-time wireless communications system that enables them to receive information about service calls and to “close” automatically or mark their service calls completed in our tracking system.

      We contract with local repair and maintenance operations to provide service to the approximately 73 ATMs and 1,193 photocopiers that are outside of our in-house service network.

Sales and Marketing

      We maintain sales and marketing capability in each country in which we operate. In the United States, our team consists of nine employees, including a sales director. The sales and marketing team in the United Kingdom consists of 12 employees. In Canada we have one salesperson, who relies on the sales staff in the United States for sales and marketing support.

      These staff members attempt to identify new high visibility, high traffic merchant locations at which we may place ATMs and photocopiers.

      In addition to soliciting new merchants to become part of our ATM and photocopier networks, our sales teams are responsible for account management. They identify unprofitable locations and either implement strategies to increase usage, renegotiate commitment terms or remove machines to prevent further losses.

      Our sales teams’ efforts to identify new ATM and photocopier placement opportunities are supplemented by our field technicians, who are typically the primary point of personal contact between us and our merchants. We anticipate that our strategy of pursuing service contracts with third-party operators may also enable our field technicians to identify possible acquisitions among smaller ATM operators to whom we provide service.

Primary Supply Relationships

      ATM relationships. We purchase our ATMs from NCR Corporation and, to a lesser extent, from Triton Systems., as well as from Wincor Nixdorf in the United Kingdom. We believe that the large quantity of ATMs that we purchase from these manufacturers enables us to receive favorable pricing and payment terms. In addition, we maintain close working relationships with these manufacturers in the course of our business, allowing us to stay informed regarding product updates and to minimize technical problems with purchased equipment. Although we currently purchase a majority of our ATMs from NCR, we believe that our relationships with Triton Systems and Wincor Nixdorf are good and that we would be able to purchase the ATMs we require from them if we were no longer able to purchase ATMs from NCR.

      Photocopier relationships. We purchase substantially all of our photocopier equipment from Konica in the United States and Canada and from Toshiba in the United Kingdom. Both companies design equipment to our specifications. In the United States, we also own and maintain photocopiers made by Mita, a former supplier. We use our Mita photocopiers primarily in lower volume locations. Our Mita and Konica equipment are analog photocopiers, while the Toshiba equipment, which is the newest addition to our inventory, is digital. Because of the large number of photocopier manufacturers, we believe we would be able to purchase the photocopiers we require from alternative suppliers if we were no longer able to obtain photocopiers from Konica or Toshiba.

      Parts relationships. To assure that we meet the needs of the merchants with whom we place our ATMs and photocopiers, we have developed relationships with multiple parts suppliers. We also obtain parts directly from the manufacturers on an as-needed basis. We believe that we would be able to replace any parts supplier if necessary.

Seasonality

      In our ATM operations, we experience higher transaction volumes per machine in the second and third quarters than in the first and fourth quarters. The increased volumes in the summer months coincide with increased vacation travel in both the United States and the United Kingdom. In our photocopier operations, we experience slightly higher than average photocopy volumes in the first and second quarters, which coincides with tax season in the United States. As a result, the seasonality of our two primary business segments currently partially offset each other.

Merchant Customers

      ATMs. As of March 31, 2004, we had contracts with 11 national and regional merchants for 1,872 ATMs with the remaining ATMs, being placed with numerous independent local convenience store operators. For the quarter ended March 31, 2004, no single merchant in the United Kingdom accounted for 10% or more of our ATM net sales. However, two merchants in the United States, The Pantry and Cumberland Farms, accounted for over 19.1% and 9.3%, respectively, of our ATM net sales and over 25.2% of our ATMs were located with them.

      The terms of our merchant contracts vary as a result of negotiations at the time of execution. In the case of our full placement programs, the contract terms typically include:

•	an initial term of at least three years;

•	ATM exclusivity at locations where we install an ATM;

•	protection for us against underperforming locations by permitting us to increase the withdrawal fee or remove ATMs; and

•	provisions making the merchant’s fee variable depending on the number of ATM transactions and milestones.

      Our contracts under our merchant-owned or rental arrangements typically include similar terms, as well as the following additional terms:

•	provisions imposing an obligation on the merchant to operate the ATM at any time its store is open to the public;

•	provisions permitting us to raise withdrawal fees either unilaterally or upon mutual agreement of the parties; and

•	provisions that require a merchant to have any purchaser of the merchant’s store assume our contract.

      Photocopiers. As of March 31, 2004, we had contracts with 13 national and regional merchants for approximately 6,000 photocopiers, with the remaining photocopiers being placed with numerous independent local convenience store operators. For the year ended December 31, 2003 and the quarter ended March 31, 2004, no single merchant accounted for 10% or more of our photocopier sales. For the period ending March 31, 2004, Albertson’s in the United States represented 6.7% of photocopier net sales and 8.7% of our photocopiers.

      As with our ATM contracts, we negotiate our photocopier contracts with our merchants individually, and so the contract terms vary. The contracts typically have the following standard terms:

•	terms of at least three years;

•	provisions that require a merchant to collect monies on our behalf and remit the funds to us, while retaining the merchant’s share;

•	provisions that require a merchant to use its best efforts to have any purchaser of the merchant’s store assume our contract; and

•	provisions that the merchant will provide a highly visible space for the photocopier and signage and oversee use of the photocopier by the public.

Competition

      Individuals seeking ATM-related services have a variety of choices at banking locations and within retail establishments. The convenience cash delivery and balance inquiry market is, and we expect it to remain, highly competitive due to the fact that there are few barriers to entry into the business. Our principal competition arises from other ISOs, but we also compete with numerous national and regional banks that operate ATMs at their branches and at other non-branch locations. In addition, we believe that there will be continued consolidation in the ATM industry in both the United States and the United Kingdom. Accordingly, new competitors may emerge and quickly acquire significant market share.

      The market for providing self-service photocopier services is also highly competitive. The choices for photocopier services include specialty full-service business centers such as Kinkos and MailBoxes Etc./UPS, copy and print shops and photocopiers located within other retail locations. We do not attempt to compete directly with most chain stores that focus on business services or office supplies. These vendors generally serve a commercial market more interested in high volume and sophisticated photocopying than in convenience of location. In contrast, we provide photocopiers in targeted areas for use principally by individuals. We are aware of several self-service photocopier businesses using this retail business concept. We believe that each is limited to a relatively small geographic market and a relatively small number of photocopiers. However, there are few barriers to entry into the self-service photocopier business.

      Our photocopier business also faces competition from personal photocopiers and printers purchased by consumers for their home use. We believe that the availability of personal photocopiers and printers has been a principal contributor to a decline in the use of self-service photocopiers in recent years. We expect that competition from personal photocopiers and printers will continue to increase as the cost those machines to consumers decreases.

Government and Industry Regulation

      Our ATM and photocopier businesses in the United States are subject to government and industry regulations, which we describe below. This regulatory environment is subject to change and various proposals have been made which, if finalized, could affect our ATM operations. See “Risk Factors — Risks Relating to Our ATM Business — Our ATM business operates in a changing and unpredictable regulatory environment.” Our failure to comply with existing or future laws and regulations pertaining to our ATM business could result in restrictions on our ability to provide our products and services, as well as the imposition of civil fines.

      Electronic Funds Transfer Act. The U.S. Electronic Funds Transfer Act, while directed principally at banks and other financial institutions, also has provisions that apply to us. In particular, the act requires ATM operators who impose withdrawal fees to notify a customer of the withdrawal fee before the customer completes a withdrawal and incurs the fee. Notification must be made through signs placed at or on the ATM and, in addition, by December 31, 2004, by notification either on the ATM screen or through a print-out from the ATM. All of our ATMs in the United States provide both types of notification.

      Americans with Disabilities Act. While we believe that the ADA does not regulate our photocopier services, it currently includes provisions regulating the amount of clear floor space required in front of each ATM, prescribing the maximum height and reach depth of each ATM and mandating that instructions and all information for use of the ATM be made accessible to and independently usable by persons with vision impairments. The U.S. Department of Justice is currently drafting new accessibility guidelines under the ADA that will cover virtually all aspects of commercial activity relating to disabled persons. We expect that these new guidelines will include provisions that will require our ATMs in the United States to be more accessible to the disabled. Under the current proposals, height and reach requirements would be shortened, keypads would be required to be laid out in the manner of telephone keypads and ATMs would be required to possess the capability of being voice-guided. These new guidelines would affect the manufacture of ATM equipment going forward, and could require us to retire or upgrade our ATMs in the United States. We also expect that the guidelines may affect placement of our photocopiers within stores but will not otherwise impact our photocopier business.

      Regulation of transaction fees. The imposition of fees on ATM transactions in the United States is not currently subject to federal regulation. There have been, however, various state and local efforts in the United States to ban or limit transaction fees, generally as a result of activities of consumer advocacy groups that believe that transaction fees are unfair to users. We are not aware of any existing bans or limits on transaction fees applicable to us in any of the jurisdictions in which we currently do business with the exception of Mississippi and Wyoming. However, some states, particularly Tennessee, Nebraska and Iowa, require us to obtain a bank sponsor in order to charge withdrawal fees. As a result, in these states we must make arrangements with a local bank to act as a sponsor of our ATMs which typically involves additional documentation costs and payment of a fee to the bank. Additionally, states such as Illinois and New Jersey limit or ban withdrawal fees on electronic benefit card usage, which has had virtually no impact on our net sales. Nevertheless, we cannot assure you that transaction fees will not be banned or limited in the jurisdictions in the United States in which we operate. Such a ban or limit could materially limit or reduce our ATM net sales in the United States.

      In the United Kingdom, an ATM owner, whether a bank or an ISO, can receive either the interchange fee or the withdrawal fee for a transaction. Typically, financial institutions choose to receive the interchange fee, as their machines are primarily located on-premise, and the ISOs like us, which locate their ATMs in convenience locations, charge a withdrawal fee. The amount of interchange fee to be charged, as well as other regulations of the industry, are generally established by LINK.

      Anti-fraud initiatives. Because of reported instances of fraudulent use of ATMs, legislation is pending that would require state or federal licensing and background checks of ATM operators. There are proposals pending in some jurisdictions, including California, New York and New Jersey, that would require merchants that are not financial institutions to be licensed in order to maintain an ATM on their premises, other jurisdictions currently require such licensing. New licensing requirements could increase our cost of doing business in those markets.

      EFTN regulations. EFTNs have adopted extensive regulations that are applicable to various aspects of our operations and the operations of other ATM operators. These regulations include the encryption standards described more fully below and limitations on the maximum amount of cash that can be withdrawn from each machine. As described in “— Triple DES and EMV” described below, we will need to convert our ATMs to the new encryption standards by their compliance dates; with respect to all other EFTN regulations, we believe that we are in material compliance with the regulations that are currently in effect and, if any deficiencies were discovered, that we would be able to correct them before they had a material adverse impact on our business.

      Triple DES and EMV. The Digital Encryption Standard, or DES, is the encryption standard that ATMs use to encrypt the personal identification number that is transmitted to the processing agent during an ATM transaction. Due to concerns over the increased processing power of computers and their potential to decode the DES encryption, MasterCard International has advised all ATM operators that any ATM using its network must be compliant with the more rigorous and secure “triple DES” standard by April 1, 2005. In the United Kingdom, LINK is requiring all ATMs using its network to be triple DES compliant by December 31, 2004. In addition, in the United Kingdom, MasterCard International is requiring compliance with a new standard called Europay Mastercard Visa, or EMV, by March 31, 2005. The EMV standard provides for the security and processing of information contained on microchips imbedded in certain debit and credit cards, known as “smart cards.”

      As of March 31, 2004, a substantial majority of our ATMs were not equipped with triple DES encryption, nor were a substantial majority of our U.K. ATMs EMV compliant. We have adopted a policy that any new ATMs that we acquire from a manufacturer must be triple DES compliant and, for ATMs to be placed in the United Kingdom, EMV compliant. We believe that the triple DES conversion of our ATMs in the United States will cost approximately $2.0 million, and triple DES and EMV conversion of our ATMs in the United Kingdom will cost approximately $4.5 million, based upon exchange rates as of March 31, 2004. Because we expect to use our in-house service network to make the necessary conversions, we believe our ATMs can be compliant with triple DES and EMV by the respective deadlines. For a discussion of the risks relating to implementation of the new standards, see “Risk Factors — Risks Relating to Our ATM Business — New government and industry standards could result in substantially increased costs in 2004 and 2005 and, if we cannot meet compliance deadlines, could require us to remove non-compliant machines from service.”

Trademarks

      Most of our ATM and photocopier locations are identified by distinctive yellow, green and black trapezoidal signs bearing “TRM ATMTM,” “Got Cash?,” “TRM Cash MachineTM,” “TRM CopiesTM” and “TRM Photocopies.” We have registered the name “TRM CorporationTM” and our “TRM CopiesTM” and “TRM ATMTM” trademarks for signage used in the United States, and “TRM Cash MachineTM” for signage used in the United Kingdom. Those trademarks currently expire between 2009 and 2011 but can be renewed. We consider our business name and brands to be important to our ATM and photocopier businesses.

Legal Proceedings

      In the ordinary course of business, we may be subject to lawsuits, investigations and claims. As of the date of this prospectus there were no legal proceedings pending against us.

      In order to settle litigation that is described in note 15 to our audited consolidated financial statements that are included in this prospectus, we made a payment of $1.8 million in April 2003. We are seeking payment of the settlement amount from our directors’ and officers’ liability insurance carrier. Although we believe we have a valid claim under our insurance policies, we are unable to provide an accurate assessment of whether the insurance carrier will pay for all or any portion of the settlement amount.

Employees

      As of March 31, 2004, we have 354 employees. Of this number, 210 employees are in field service and 144 employees are in sales, marketing, customer service, and administration. None of our employees is represented by a union or covered by a collective bargaining agreement. We believe that our relations with our employees are good.

Facilities

      Our principal offices are located at 5208 N.E. 122nd Avenue, Portland, Oregon 97230-1074, and our telephone number is (503) 257-8766. We originally leased approximately 60,000 square feet of space in Portland, which has reduced to approximately 46,000 square feet. A reduction in rent, corresponding to the decrease in amount of space leased, will take effect in August 2004. The lease runs until 2010, with an option for an additional five-year term. We lease 3,100 square feet of office space in Philadelphia, Pennsylvania for use as executive offices under a lease that expires in 2007 without renewal options. We lease approximately 15,400 square feet of space in Crawley, England for use as our U.K. headquarters. The lease runs until 2012, with no option for renewal. We also lease an aggregate of approximately 100,000 square feet of space at 50 different locations in the United States, the United Kingdom and Canada to support our in-house service network. These leases expire at various times between 2004 and 2012. We believe that our leases are at competitive or market rates. If we cannot renew any of our current leases we do not anticipate that we will have difficulty in leasing suitable replacement space.

MANAGEMENT

Executive Officers and Directors

      The following table sets forth information regarding our executive officers and directors as of May 18, 2004:

Name	Age	Position

Daniel G. Cohen	34	Chairman of the Board of Directors and Director
Kenneth L. Tepper	42	President, Chief Executive Officer and Director
Thomas W. Mann	44	Chief Operating Officer
Danial J. Tierney	48	Executive Vice President
Amy B. Krallman	38	Senior Vice President and Corporate Counsel
Daniel E. O’Brien	42	Senior Vice President — Financial Services
Ashley S. Dean	43	Managing Director — United Kingdom
Gary M. Cosmer	33	Chief Technology Officer and Vice President — Information Technology
Rebecca J. Demy	42	Principal Accounting Officer
Nancy Alperin	36	Director
Edward E. Cohen	65	Chairman of the Executive Committee and Director
Slavka B. Glaser	33	Director
Hersh Kozlov	56	Director
Lance Laifer	39	Director
Alan D. Schreiber, M.D.	62	Director
Harmon S. Spolan	68	Corporate Secretary and Director

      The following describes the business experience of our executive officers and directors.

      Daniel G. Cohen was elected a director in June 1998. Mr. Cohen served as Chairman of the Executive Committee of the board of directors from June 1998 to June 2003 when he became Chairman of the board of directors. He was elected Chairman of the board of directors of The Bancorp, Inc. (formerly TheBancorp.com, Inc.), a bank holding company, in September 2000. Mr. Cohen has been Chairman of the Executive Committee of The Bancorp Bank, the holding company’s subsidiary bank, since 1999, and served as Chief Executive Officer of The Bancorp, Inc. from 1999 until September 2000. Mr. Cohen has been Chairman, Chief Executive Officer and President of Cohen Bros. & Co., an investment banking firm, since September 2001. From 1995 to 2000, Mr. Cohen was an officer and director of Resource America, Inc., a proprietary asset management company involved in the energy, real estate and financial services sectors. Mr. Cohen is the son of Edward E. Cohen.

      Kenneth L. Tepper has been our President and Chief Executive Officer since June 2002. He has served on our board of directors since June 1998 and served as Chairman of the board of directors from June 2001 until June 2003. From November 1995 to 2000, Mr. Tepper was President and Chief Executive Officer of USABancShares, a bank holding company, and its bank subsidiary. He is currently a director of the Pennsylvania Industrial Development Authority and served as Chairman of the Pennsylvania Republican Party Finance Committee during the gubernatorial campaign of the Honorable Thomas J. Ridge, Secretary of Homeland Security.

      Thomas W. Mann has been our Chief Operating Officer since September 2003. From July 2002 to November 2002 and from July 2003 to September 2003, Mr. Mann was our Senior Vice President. From November 2002 to July 2003, Mr. Mann was our Managing Director — United Kingdom. From June 2000 to July 2002, Mr. Mann was a Senior Vice President of Canadian Imperial Bank of Commerce where he managed both the branch and off-site ATM networks throughout the United States, as well as managing all off-site locations throughout Canada. Before June 2000, Mr. Mann held various positions within the

ATM industry with American Express and AmeriCash, and served as the Chief Executive Officer of the Mt. Vernon Money Center ATM Division.

      Danial J. Tierney has been our Executive Vice President since September 2003. He initially served as our Senior Vice President, North American Business upon joining us in January, 1995. Before joining our company, Mr. Tierney held various positions of increasing responsibility with Spectra Physics Scanning Systems, Inc., a manufacturer of laser-based bar code scanning systems, ending as Director of Marketing.

      Amy B. Krallman has served as our Senior Vice President and Corporate Counsel since June 2002. From March 2000 to June 2002, Ms. Krallman served as Director of Financial and Insurance Services to Kinecta Financial & Insurance Services, the investment and insurance subsidiary of Kinecta Federal Credit Union. From September 1999 through March 2000, Ms. Krallman was a consultant for mergers and acquisitions to Lubrizol Corporation. From July 1998 to September 1999, Ms. Krallman created and developed an investment subsidiary for Third Federal Savings & Loan, the nation’s largest mutual thrift institution.

      Daniel E. O’Brien has been our Senior Vice President-Financial Services since September 2003. Mr. O’Brien joined our company as Vice President-Financial Services in October 2001, and served in that capacity until September 2003. Before joining our company, Mr. O’Brien spent nearly 20 years in the financial services industry. From 1997 to October 2001, Mr. O’Brien served in several capacities at BankPhiladelphia in Philadelphia, Pennsylvania, ending as Vice-President of the Lending Division.

      Ashley S. Dean has been our Managing Director — United Kingdom since September 2003. From December 2002 to September 2003, he was Vice President of Strategic Planning and Development and from June 1999 to December 2002 he was Director of Operations for our United Kingdom operations. From January 1998 until June 1999 Mr. Dean was the head of field operations for Thames Water plc, the largest U.K. privatized clean and waste water utility.

      Gary M. Cosmer has been our Chief Technology Officer and Vice President — Information Technology since February 2000. Mr. Cosmer had previously served as our Director of Information Systems since December 1998. Before joining our company, Mr. Cosmer was a systems engineer for CTR Business Systems Corporation, one of the largest partner-level Microsoft solutions providers in the Pacific Northwest.

      Rebecca J. Demy has been our Principal Accounting Officer since January 2002. Ms. Demy has served in a variety of positions and was our Corporate Controller from February 2001 to January 2002. From August 1997 to July 1999, Ms. Demy served as Accounting Manager for Planar Systems, Inc., a leading manufacturer of flat panel displays.

      Nancy Alperin was appointed to the board of directors in June 2002. She has been President and Chief Executive Officer of Maxwell Realty Company, Inc., a full service real estate and mortgage brokerage firm headquartered in Philadelphia, Pennsylvania since January 1999. Before January 1999, Ms. Alperin was a sales associate with Maxwell Realty Company. Ms. Alperin is a member of the Philadelphia Board of Realtors and a licensed mortgage broker in Pennsylvania.

      Edward E. Cohen was elected a director in June 1998. Mr. Cohen served as Chairman of our board of directors from June 1998 to June 2001. Mr. Cohen has served as Chairman of the Executive Committee of our board of directors since June 2002. He has been the Chairman of the board of directors of Resource America, Inc., since 1990 and was its Chief Executive Officer from 1988 until May 2004. Mr. Cohen has been Chairman of the board of directors and Chief Executive Officer of Atlas America, Inc., an energy company, and Chairman of the managing board of Atlas Pipeline Partners GP, LLC, the general partner of Atlas Pipeline Partners, L.P., a natural gas transportation company, since 1999 and its Chief Executive Officer since 2004. Mr. Cohen has been the Chairman of the board of directors of Brandywine Construction & Management, Inc., a property management company, since 1994. Mr. Cohen is the father of Daniel G. Cohen.

      Slavka B. Glaser was elected a director in June 2000. She has been an institutional salesperson employed with the European Cash Equities Group at JP Morgan Securities since May 2000. From June 1996 to May 2000, Ms. Glaser was employed with Brown Brothers Harriman, a private banking and brokerage services company, serving as Assistant Vice President of its U.S. Equity Institutional Sales and Research Group.

      Hersh Kozlov was elected a director in June 2001. He has been a partner in the law firm of Wolf, Block, Schorr and Solis-Cohen LLP since April 2003 and currently serves as the Managing Partner of its Cherry Hill, New Jersey office. From 1981 to April 2003, when his firm merged with Wolf Block, Mr. Kozlov was a partner with the law firm of Kozlov, Seaton, Romanini, Brooks & Greenberg. From 1988 to November 1999, Mr. Kozlov was a member of the board of directors of JeffBanks, Inc., a publicly-traded bank holding company and, from November 1999 to September 2000, was a member of the board of directors of Hudson United Bank.

      Lance Laifer was appointed a director in June 2002. Mr. Laifer is the Chief Executive Officer and President of Laifer Capital Management, an investment advisory firm that he formed in March 1992. Mr. Laifer is also the founder, Chief Executive Officer and a director of Bay9, Inc., a pay-per-click web search engine. From February 1990 to March 1992, Mr. Laifer was a portfolio manager at Stonehill Investment Corp., an investment company that he helped form.

      Alan D. Schreiber, M.D. was elected a director in June 2003. Dr. Schreiber has held the position of Professor of Medicine for twenty years and Assistant Dean for Research for ten years at the University of Pennsylvania School of Medicine. Since 1999, Dr. Schreiber has been Scientific Founder and Chairman of the Scientific Advisory Board of InKine Pharmaceutical Co. Inc., a publicly traded biopharmaceutical company. From 1995 to 1999 Dr. Schreiber was Scientific Founder and Chief Scientific Officer at CorBec Pharmaceutical Co. Inc., which merged with two other pharmaceutical companies to form InKine. Since 2002, Dr. Schreiber has been Founder and Scientific Chairman of ZaBeCor Pharmaceutical Co. Dr. Schreiber served as a member of the board of directors of Resource America, Inc. from 1994 to October 2003.

      Harmon S. Spolan was elected a director in June 2002 and serves as our Corporate Secretary. Mr. Spolan is a senior partner at the law firm of Cozen O’Connor, P.C., Philadelphia, Pennsylvania, which he joined in April 1999. From 1977 to May 1999, he was President and a director of JeffBanks, Inc., a publicly traded bank holding company, and its subsidiary bank, Jefferson Bank.

Terms of Directors and Executive Officers

      The board of directors is divided into three classes, with each class of directors serving a three-year term. The terms of our directors expire as follows:

•	The terms of Messrs. D. Cohen, Spolan and Tepper will expire in 2005.

•	The terms of Mr. E. Cohen, Ms. Glaser and Dr. Schreiber will expire in 2006.

•	The terms of Ms. Alperin and Messrs. Kozlov and Laifer will expire in 2007.

      The classification of our board of directors may have the effect of delaying or preventing changes in control or management of our company.

      Each of our executive officers is appointed by the board of directors and serves at its discretion.

Information Concerning the Board of Directors and Certain Committees

      The board of directors currently consists of nine directors, six of whom are independent within the meaning of NASD Rules 4200 (a)(15) and 4350(d). The independent directors are Mss. Alperin and Glaser, and Messrs. Laifer, Kozlov, Schreiber and Spolan. The board of directors held four formal meetings during 2003. Each of the directors attended at least 75% of all meetings of the board of directors and committees on which they served. The board of directors does not have a formal policy governing director attendance at its annual meeting of shareholders.

      The standing committees of the board of directors are the Audit Committee, Compensation Committee, Executive Committee and Investment Committee. The board of directors as a group fulfills the nominating committee functions.

      The Audit Committee reviews the scope and effectiveness of audits by the independent accountants, matters relating to the integrity of our finances and financial statements, and reviews the adequacy of our internal controls as well as reviews related party transactions. The committee is also responsible for engaging our independent accountants. The committee held four formal meetings during 2003. The members of the committee are Mr. Laifer (Chairman), Ms. Alperin and Dr. Schreiber, all of whom are independent within the meaning of NASD Rules 4200(a)(15) and 4350(d). The board of directors has determined that Mr. Laifer is the Audit Committee financial expert as defined by SEC rules and Nasdaq listing standards. The Audit Committee operates under a written charter adopted by the board of directors. Under the auspices of the Audit Committee, the board of directors adopted a code of ethics that applies to the board of directors and all of our employees, including senior financial officers. The Audit Committee charter and the code of ethics are available on our website at www.trm.com. The Audit Committee also provides oversight for our corporate governance procedures.

      The Compensation Committee establishes and monitors executive officer compensation and administers our 1996 Stock Option Plan and Employee Stock Purchase Plan. The committee held two formal meetings during 2003. The members of the committee are Dr. Schreiber (Chairman), Ms. Alperin, and Ms. Glaser each of whom is independent within the meaning of NASD Rules 4200(a)(15) and 4350(d).

      The Executive Committee exercises all authority of the board of directors between meetings of the board of directors. The committee held four formal meetings during 2003. The members of the committee are Messrs. E. Cohen (Chairman), D. Cohen, and Tepper.

      The Investment Committee evaluates and makes recommendations to the board of directors concerning potential merger and acquisition activities, significant capital investments and financial structuring. The committee did not meet formally during 2003. The members of the committee are Mr. Kozlov (Chairman), Mr. Spolan and Ms. Glaser.

Director Compensation

      As Chairman of the board of directors with continuing responsibility in the areas of strategic planning and corporate governance, Mr. D. Cohen is paid a retainer of $150,000 per year and received a bonus of $150,000 for 2003. Mr. E. Cohen, as chairman of the Executive Committee of the board of directors, has the responsibility for board oversight of our company between meetings of the board of directors and is paid a retainer of $150,000 per year and received a bonus of $75,000 for 2003. In addition, we lease automobiles for use by Messrs. D. Cohen and Tepper.

      Directors, excluding Messrs. D. Cohen and E. Cohen, are paid an annual retainer of $12,000 together with $500 for each formal meeting of the board of directors or of a committee they attend. Committee chairmen receive an additional $5,000 retainer. In 2003 the following directors received committee chairman retainers: Mr. Laifer (Audit Committee), Dr. Schreiber (Compensation Committee), Mr. Spolan (Nominating and Governance Committee; the function of this committee has been assumed by the full board of directors in 2004), and Ms. Glaser (Investment Committee).

      Under our 1996 Stock Option Plan, each non-employee director is automatically granted an option for 5,000 shares of our common stock on the date of each annual shareholders’ meeting held during the time he or she serves as a non-employee director. Each non-employee director who is serving on the Executive Committee is automatically granted an additional option for 2,500 shares on the date of each annual shareholders’ meeting held during the time the director serves as a member of the Executive Committee. The exercise price for all of these options is at least the fair market value of our common stock on the date of the grant. The options have 10-year terms and become fully exercisable on the first anniversary of the option grant, provided the director is then serving on the board of directors and, if applicable, on the Executive Committee.

Compensation Committee Interlocks and Insider Participation

      None of our executive officers is a director or executive officer of any entity of which any member of the Compensation Committee is a director or executive officer.

Certain Relationships and Related Transactions

      In fiscal year 2003, we retained the law firm of Cozen O’Connor, P.C. to perform services on behalf of our U.K. subsidiaries, through such firm’s London, England offices. Mr. Harmon Spolan, one of our directors, is a partner with the law firm of Cozen O’Connor, P.C., at the firm’s offices in Philadelphia, Pennsylvania. Fees paid to the law firm were in an amount not greater than $200,000 or 5% of the firm’s total revenues for its last fiscal year.

      In fiscal year 2003, we retained the law firm of Wolf, Block, Schorr & Solis-Cohen LLP to perform services on our behalf. Mr. Hersh Kozlov, one of our directors, is the Managing Partner of the Cherry Hill, New Jersey office of Wolf, Block, Schorr & Solis-Cohen LLP. Fees paid to the law firm were in an amount not greater than $200,000 or 5% of the firm’s total revenues for its last fiscal year.

Executive Compensation

      Summary Compensation Table. The following table sets forth information concerning the compensation paid by us during the years ended December 31, 2003, 2002 and 2001 to our Chief Executive Officer and our four most highly compensated executive officers during 2003. These amounts exclude certain perquisites that, in the aggregate, do not exceed 10% of the reported total annual salary and bonus.

					Long-Term
					Compensation

		Annual Compensation			Securities
Name and					Underlying	Other
Principal Position	Year	Salary		Bonus	Options	Compensation

Kenneth L. Tepper(1)	2003	$399,088	(2)	$206,507	250,000	$—
President and Chief Executive Officer	2002	$285,847	(2)	$65,368	5,000	$—
	2001	$106,000	(2)	$—	105,000	$—

Thomas W. Mann(3)	2003	$196,674		$131,162	25,000	$—
Chief Operating Officer	2002	$93,843		$54,142	75,000	$—
	2001	$—		$—	—	$—

Danial J. Tierney	2003	$226,671		$80,428	50,000	$—
Executive Vice President	2002	$189,174		$35,515	—	$—
	2001	$175,000		$20,000	—	$—

Amy B. Krallman(4)	2003	$141,669		$32,485	20,000	$—
Senior Vice President and	2002	$54,689		$21,656	—	$—
Corporate Counsel	2001	$—		$—	—	$—

Ashley S. Dean	2003	$118,859		$47,372	2,500	$—
Managing Director — United Kingdom	2002	$86,806		$12,863	—	$—
	2001	$76,750		$15,286	—	$—

(1)	Mr. Tepper served as the Chairman of our board of directors from June 2001 until June 2003. He was appointed President and Chief Executive Officer in June 2002.

(2)	Reflects fees paid to Mr. Tepper in his capacity as a director in the amounts of $14,000 in 2003, $15,000 in 2002 and $76,000 in 2001 in addition to a partial year retainer payment for his service as Chairman of our board of directors in 2001.

(3)	Mr. Mann joined our company in 2002.

(4)	Ms. Krallman joined our company in June 2002.

Stock Option Grants During the Year Ended December 31, 2003

      The following table sets forth the stock options that were granted to the executive officers named in the Summary Compensation Table during the year ended December 31, 2003:

	Individual Grants				Potential Realizable
					Value at Assumed Annual
	Number of	Percent of Total			Rates of Stock Price
	Shares	Options Granted			Appreciation for Option
	Underlying	to Employees			Term(1)
	Options	and Directors In	Exercise Price	Expiration
Name	Granted	Fiscal Year	Per Share	Date	5%	10%

Kenneth L. Tepper	27,780 (2)	4.67%	$1.80	7/1/08	$13,496	$30,125
	222,220 (3)	37.32%	$1.80	7/1/08	$107,959	$240,981
Danial J. Tierney	50,000	8.40%	$1.80	7/1/08	$24,291	$54,221
Thomas W. Mann	25,000	4.20%	$1.80	7/1/08	$12,146	$27,111
Amy B. Krallman	20,000	3.36%	$1.80	7/1/08	$9,716	$21,688
Ashley S. Dean	2,500	0.42%	$1.80	7/1/08	$1,215	$2,711

(1)	In accordance with the rules of the Securities and Exchange Commission, these amounts are the hypothetical gains or “option spreads” that would exist for the respective options based on assumed rates of annual compound stock price appreciation of 5% and 10% from the date the options were granted over the full option term.

(2)	Incentive stock option.

(3)	Nonqualified stock option.

Option Exercises and Holdings

      The following table sets forth stock options exercised by the executive officers named in the Summary Compensation Table as of December 31, 2003, the number of options that were exercisable (vested) and unexercisable (unvested) as of December 31, 2003, and the fiscal year-end value of “in-the-money” unexercised options as of December 31, 2003.

					Value of Unexercised
	Shares		Number of Unexercised		In-The-Money Options at
	Acquired		Options at Fiscal Year End		Fiscal Year End(1)
	on	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Kenneth L. Tepper	—	—	122,499	250,001	$819,768	$1,682,507
Danial J. Tierney	—	—	133,000	54,000	$470,115	$338,620
Thomas W. Mann	—	—	35,445	64,555	$258,040	$456,210
Amy B. Krallman	—	—	—	20,000	$—	$134,600
Ashley S. Dean	—	—	3,000	4,500	$10,590	$23,885

(1)	Based on the fair market value of our common stock as of December 31, 2003. Values are stated on a pre-tax basis.

Employment Agreements and Severance Arrangements

      We entered into an employment agreement with Mr. Tepper, effective in December 2001, under which he serves as our President and Chief Executive Officer. The agreement provides for a base salary of $275,000, to be reviewed annually, and makes him eligible for incentive compensation as may be determined by the board of directors. Mr. Tepper’s current salary is $475,000. Under the terms of the agreement, Mr. Tepper received options to purchase 100,000 shares of our common stock at an exercise price of $1.25 per share that expire ten years from the date of grant. In the event Mr. Tepper is terminated by us other than for “cause,” Mr. Tepper will receive a severance payment equal to 12 months’ salary plus one month’s salary for each year of employment up to a maximum of 24 months’ pay plus all incentive compensation earned but unpaid on or before the separation date. We would also pay for Mr. Tepper’s health insurance and permit him to continue the use of the company-leased automobile for a maximum of 24 months. The agreement defines cause to be:

•	any misappropriation of funds or property of the company;

•	the conviction or plea of guilty or nolo contendere to a felony or any crime involving moral turpitude;

•	engaging in illegal, immoral or similar conduct tending to place the employee or us by association with him, in disrepute;

•	indulgence in alcohol or drugs to the extent that renders the employee unable or unfit to perform his duties under the agreement; or

•	the employee’s gross dereliction of duty.

      We entered into an employment agreement with Mr. Mann in July 2002, under which he serves as our Chief Operating Officer. The agreement provides for a base salary of $190,000, to be reviewed annually. Mr. Mann’s current salary is $230,000. Mr. Mann is eligible for incentive compensation as may be determined by the board of directors. Mr. Mann was granted a $25,000 bonus on the thirtieth day after the effective date of his agreement, and was given use of a company-leased vehicle. Under the terms of the employment agreement, Mr. Mann received options to purchase 75,000 shares of our common stock at an exercise price of $1.25 that vest monthly over a period of 36 months, and expire ten years from the date of grant. In the event Mr. Mann is terminated other than for cause, Mr. Mann will receive a severance payment equal to six month’s pay plus one month’s salary for each year of employment, up to a maximum of 12 months’ pay, plus all incentive compensation earned but unpaid on or prior to the separation date, plus health insurance for up to a maximum of 12 months. Cause is as defined above.

      We entered into an employment agreement with Mr. Tierney, effective in January 2000, under which he serves as our Executive Vice President. The agreement provides for a base salary of $165,000, to be reviewed annually, and makes him eligible for incentive compensation as may be determined by the board of directors. Mr. Tierney’s current salary is $230,000. In the event Mr. Tierney is terminated by us other than for cause, Mr. Tierney will receive a severance payment equal to six months’ pay plus an additional one month’s pay for each year of employment, measured from January 1995, up to a maximum of 12 months pay, plus all incentive compensation earned but unpaid on or before the separation date, plus health insurance for up to a maximum of 12 months. Cause is as defined above.

      We entered into an employment agreement in April 2004 with Mr. Dean under which he serves as Managing Director – United Kingdom. The agreement provides for a base salary of £100,000, and incentive compensation as recommended by the President and Chief Executive Officer and determined in the sole discretion of the Compensation Committee of the board of directors. Mr. Dean’s current salary is £100,000. Under his agreement, Mr. Dean was granted options to purchase 7,500 shares of our common stock, and was awarded options for an additional 2,500 shares by the Compensation Committee. These options vest over four years, at an exercise price of $22.90 per share. Should Mr. Dean be terminated other than for cause, he is entitled to six months’ notice, and, should Mr. Dean be terminated because we have been acquired, he is entitled to twelve months’ notice. Cause is as defined above.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN

BENEFICIAL OWNERS

      We have two classes of voting securities, our common stock and our Series A preferred stock, which vote together as a single class on all matters except for those matters pertaining only to the specific class. The Series A preferred stock is convertible to common stock at the rate of 0.7499997 of a share of common stock for each share of Series A preferred stock. The following table sets forth, as of June 15, 2004, for each of our directors and executive officers, all of our directors and executive officers as a group and each other person known to us who beneficially owns more than 5% of either class of our outstanding voting securities information with respect to:

•	Beneficial ownership of our common stock disregarding any shares of Series A preferred stock, options or warrants held by the person.

•	Beneficial ownership of our Series A preferred stock.

•	Beneficial ownership of our common stock giving effect to the shares of common stock underlying the Series A preferred stock and the options and warrants held by the person.

•	Beneficial ownership of our common stock giving effect to this offering and assuming that we do not repurchase any of our Series A preferred stock as described in “Use of Proceeds.”

      As of June 15, 2004, we had 7,520,189 shares of common stock and 1,756,614 shares of Series A preferred stock outstanding. After this offering, approximately 12,020,189 shares of our common stock (12,695,189 shares if the underwriters exercise their overallotment option in full) will be outstanding.

      This information is reported in accordance with the beneficial ownership rules of the Securities and Exchange Commission under which a person is deemed to be the beneficial owner of a security if that person has or shares voting power or investment power with respect to such security or has the right to acquire such ownership within 60 days. Shares issuable pursuant to options or warrants are deemed to be outstanding for purposes of computing the percentage of the person or group holding such options or warrants but are not deemed to be outstanding for purposes of computing the percentage of any other person.

					Common Stock(2)(3)
			Series A
	Common Stock(1)		Preferred Stock			Percent	Percent
						of Class	of Class
		Percent		Percent		Before	After
Beneficial Owner	Number	of Class	Number	of Class	Number	Offering	Offering

Lance Laifer(4)	1,140,634	15.2%	313,228	17.8%	1,438,410	18.4%	11.7%
Daniel G. Cohen(5)	671,435	8.9%	488,730	27.8%	1,324,894	16.2%	10.5%
Edward E. Cohen(6)	698,973	9.3%	61,714	3.5%	965,501	12.4%	7.9%
Friedman, Billings, Ramsey Group, Inc.(8)	—	—	423,280	24.1%	388,888	4.9%	3.1%
ReadyCash Investment Partners, L.P.(7)	—	—	467,388	26.6%	376,553	4.8%	3.0%
Kenneth L. Tepper	26,800	*	—	—	211,800	2.8%	1.7%
Bay Pond Partners, L.P.(9)	—	—	263,134	15.0%	207,350	2.7%	1.7%
Danial J. Tierney	4,131	*	—	—	153,631	2.0%	1.3%
Permal Investment Holdings N.V.(10)	—	—	90,892	5.2%	83,168	1.1%	*
Thomas W. Mann	4,000	*	—	—	60,290	*	*
Alan D. Schreiber, M.D.	24,800	*	—	—	29,800	*
Gary Cosmer	497	*	—	—	31,747	*	*
Hersh Kozlov	16,500	*	—	—	31,500	*	*
Slavka B. Glaser	—	—	—	—	20,000	*	*
Harmon S. Spolan	2,000	*	—	—	12,000	*	*

					Common Stock(2)(3)
			Series A
	Common Stock(1)		Preferred Stock			Percent	Percent
						of Class	of Class
		Percent		Percent		Before	After
Beneficial Owner	Number	of Class	Number	of Class	Number	Offering	Offering

Nancy Alperin	—	*	—	—	10,000	*	*
Rebecca J. Demy	—	*	—	—	5,700	*	*
Amy B. Krallman	—	*	—	—	5,000	*	*
Ashley S. Dean	—	*	—	—	4,625	*	*
Daniel E. O’Brien	—	*	—	—	625	*	*
Directors and executive officers as a group (16 persons)	2,589,770	34.4%	550,444	31.3%	4,070,603	45.2%	30.2%

*	Represents less than 1 percent.

(1)	Beneficial ownership of our common stock disregarding any shares of Series A preferred stock, options or warrants held by the shareholder.

(2)	The number of common shares that may be obtained upon exercise of options that are currently exercisable or exercisable within 60 days of June 14, 2004, are as follows: Mr. Daniel G. Cohen 257,500 shares; Mr. Edward E. Cohen 210,000 shares; Mr. Kenneth L. Tepper 185,000; Mr. Danial J. Tierney 149,500 shares; Mr. Thomas W. Mann 56,290 shares; Mr. Gary M. Cosmer 31,250 shares; Ms. Slavka Glaser 20,000 shares; Mr. Hersh Kozlov 15,000 shares; Ms. Nancy Alperin 10,000 shares; Mr. Lance Laifer 10,000 shares; Mr. Harmon S. Spolan 10,000 shares; Ms. Rebecca J. Demy 5,700 shares; Ms. Amy B. Krallman 5,000 shares; Dr. Alan D. Schreiber 5,000 shares; Mr. Ashley S. Dean 4,625 shares; Mr. Daniel E. O’Brien 625 shares; and all executive officers and directors as a group, 975,490 shares.

(3)	Beneficial ownership of our common stock giving effect to the shares of common stock underlying the Series A preferred stock, and the options and warrants held by the shareholder.

(4)	Based on information received from Mr. Lance Laifer, as sole director and principal stockholder of Laifer Capital Management, Inc., his ownership consists of 1,438,410 shares, comprised of: 1,140,634 shares of common stock, 313,228 shares of Series A preferred stock which are convertible into 234,920 shares of common stock (for which an irrevocable proxy has been granted to ReadyCash to vote the shares), warrants to purchase 52,856 shares of common stock, and 10,000 shares subject to options exercisable within 60 days of August 13, 2004. Mr. Laifer also serves as a director of our company. Mr. Laifer’s address is: 450 Seventh Avenue, Suite 1650, New York, NY 10036.

(5)	Based on information received from Mr. Daniel G. Cohen, his ownership consists of 1,324,894 shares, comprised of: 671,435 shares of common stock, 21,342 shares of Series A preferred stock which are convertible into 16,006 shares of common stock, warrants to purchase 3,400 shares of common stock, and 257,500 shares of common stock subject to options exercisable within 60 days of August 13, 2004. Mr. D. Cohen’s ownership also includes 115,619 shares of common stock issuable upon conversion of 154,160 Series A preferred stock to common stock owned by ReadyCash Investment Partners, L.P., and warrants to purchase 26,014 shares of common stock exercisable within 60 days held by ReadyCash, as ReadyCash automatically dissolves and liquidates upon conversion. Finally, Mr. D. Cohen’s ownership includes 234,920 shares of common stock issuable upon conversion of 313,228 Series A preferred stock held by third parties who have granted irrevocable proxies to ReadyCash. Such irrevocable proxies terminate upon conversion of the Series A preferred stock. Mr. D. Cohen is the majority shareholder and an officer and director of the general partner of ReadyCash. Under current SEC rules, Mr. D. Cohen may be deemed to be the beneficial owner of shares owned by ReadyCash. Mr. D. Cohen also serves as our Chairman. Mr. D. Cohen’s address is: 1818 Market Street, 28th Floor, Philadelphia, PA 19103.

(6)	Based on information received from Mr. Edward E. Cohen, his ownership consists of 965,501 shares. Mr. E. Cohen’s ownership is comprised of 426,245 shares of common stock owned by Mr. E. Cohen, 78,476 shares of common stock owned by individual retirement accounts for the benefit of Mr. E. Cohen and his spouse, 194,252 shares of common stock owned by a charitable foundation of which Mr. E. Cohen and his spouse are trustees, (with respect to which he disclaims beneficial ownership), 61,714 shares of Series A preferred stock which are convertible into 46,285 shares of common stock, warrants to purchase 10,243 shares of common stock, and 210,000 shares subject to options exercisable within 60 days of August 13, 2004. Mr. E. Cohen also serves as a director of the Company. Mr. E. Cohen’s address is: 1845 Walnut Street, 10th Floor, Philadelphia, PA 19103.

(7)	This information is based in part on a Schedule 13D/A dated June 8, 2004, and filed with the SEC, reporting that ReadyCash had sole voting power and dispositive with respect to 26,014 shares of common stock issuable upon exercise of warrants. ReadyCash’s ownership also includes 115,619 shares of common stock issuable upon the conversion of 154,160 Series A preferred stock to common stock (ReadyCash automatically dissolves and liquidates upon such conversion), and 234,920 shares of common stock issuable upon the conversion of 313,228 Series A preferred stock to common stock held by third parties, for which ReadyCash has been granted irrevocable proxies which terminate upon conversion of the Series A preferred stock. ReadyCash’s address is: 1521 Locust Street, 4th Floor, Philadelphia, PA 19102.

(8)	This information is based upon a Schedule 13G/A dated February 17, 2004, and filed with the SEC, reporting that Friedman, Billings, Ramsey Group, Inc., (“Friedman”) had sole voting and dispositive power with respect to no shares and shared voting and dispositive power with respect to 423,280 shares of Series A preferred stock which are convertible into 317,459 shares of common stock. Friedman also owns warrants to purchase 71,429 shares of common stock. Friedman’s address is: 1001 Nineteenth Street North, Arlington, VA 22209.

(9)	Includes 10,000 shares of common stock issuable upon exercise of currently exercisable warrants. Bay Pond Partners’ address is: c/o Morgan Stanley & Co., 1221 Avenue of the Americas, 28th Floor, New York, NY 10020.

(10)	Includes 15,000 shares of common stock issuable upon exercise of currently exercisable warrants. Permal Investment Holdings’ address is: 900 Third Avenue, 28th Floor, New York, NY 10022.

Securities Authorized for Issuance under Equity Compensation Plans
(as of June 18, 2004)

			Number of Securities
			Remaining Available for
	Number of Securities to be		Future Issuance Under
	Issued Upon Exercise of	Weighted-average Exercise	Equity Compensation Plans
	Outstanding Options,	Price of Outstanding	(excluding shares reflected
	Warrants and Rights	Options, Warrants and Rights	in column (a))
Plan Category	(a)	(b)	(c)

Equity compensation plans approved by security holders:
Stock option plans	1,570,974	$4.37	147,300
Equity compensation plans not approved by security holders:
2001 Nonqualified Stock Option Plan	—	—	100,000
Total	1,570,974	$4.37	247,300

      On October 26, 2001, we reserved 100,000 of our authorized common shares for issuance under a nonqualified stock option plan that was adopted May 28, 2001. Our board of directors determines the exercise price of nonqualified stock options grants under the plan, but the price may not be less than the fair market value on the date of grant.

DESCRIPTION OF CAPITAL STOCK

General

      We have the authority to issue 50,000,000 shares of common stock, with no par value, and 5,000,000 shares of preferred stock, with no par value. As of June 15, 2004, we had 7,520,189 shares of common stock and 1,756,614 shares of Series A preferred stock outstanding.

      The following description of the material terms of our capital stock and of our restated articles of incorporation and restated bylaws is only a summary. You should refer to our restated articles of incorporation and restated bylaws which are included as exhibits to the registration statement of which this prospectus is a part.

Common Stock

      Voting rights. Each share of common stock is entitled to one vote on all matters presented to shareholders, including the election of directors. Except for matters pertaining only to a specific class, the common stock votes together with the Series A preferred stock. There is no cumulative voting in the election of directors.

      Dividends. We may pay dividends as declared from time to time by the board of directors out of funds legally available for that purpose. See “Market Price Range and Dividends on Our Common Stock” for a description of our dividend policy and contractual limitations on our ability to pay dividends.

      Liquidation. In the event we are dissolved, liquidated or wound up, common shareholders are entitled to receive a pro rata portion of our assets remaining after payment or provision for payment of all of our debts and liabilities and payment of the liquidation preference of any outstanding preferred stock.

      No preemptive rights; redemption. Common shareholders are not entitled to preemptive rights, nor is our common stock subject to call or redemption.

Preferred Stock

      General. We may issue preferred stock from time to time in one or more series. Our board of directors, without further approval of the shareholders, has the authority to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the common shareholders.

      Series A preferred stock. Our Series A preferred stock ranks senior to our common stock with respect to the right to receive dividends and to receive payments or distributions out of our net assets if we voluntarily or involuntarily dissolve, liquidate or wind up. The Series A preferred stock has an annual, cumulative dividend of $0.84375 per share, payable quarterly. In addition, if we declare or pay a dividend on our common stock we must also declare and pay at the same time a dividend on our Series A preferred stock equal to the amount we would have declared and paid had the Series A preferred stock been converted to common stock. The Series A preferred stock has a liquidation preference of $11.25 per share. A liquidation is deemed to have occurred if we are acquired by another entity in a transaction that results in the transfer of 50% or more of our outstanding voting power, or a sale of all or substantially all of our assets.

      Holders of Series A preferred stock have the right to vote at all meetings of the holders of our common stock, including the right to elect directors. Series A preferred stock votes together with our common stock as a single class and has one vote per share.

      Series A preferred stock may be converted into common stock at any time by a holder at the rate of 0.7499997 of a share of common stock for each share of Series A preferred stock. All accrued but unpaid dividends must be paid upon conversion. If dividends are not legally permitted to be paid at the time of conversion, they must be paid as soon thereafter as we have legally available funds. The conversion rate is subject to adjustment in the event of subdivision or combination of our common stock by a stock split, stock dividend recapitalization or otherwise.

      Series A preferred stock automatically converts to common stock at the rate of 0.7499997 of a share of common stock for each share of preferred stock, subject to adjustment as described in the previous paragraph, at any time the price of our common stock, for a period of 90 consecutive calendar days, is at least $20.00 per share, as adjusted for any combination or subdivision of shares, stock dividend, stock split or other recapitalization. For these purposes, the share price on any day means the closing price for such day on any exchange on which our common stock is listed or the last bid price on Nasdaq as of 4:00 P.M. New York time for such day.

      If we grant, issue or sell any options, warrants, convertible securities, rights to purchase stock, other securities or other property pro rata to the holders of any class of common stock, then the holders of Series A preferred stock are entitled to acquire such securities in the amount they would have received had they converted their Series A preferred stock into common stock.

Warrants

      In connection with the issuance of the Series A preferred stock, the purchasers of Series A preferred stock were issued warrants to purchase up to 500,000 shares of our common stock for $15.00 per share, of which warrants to purchase 300,000 shares are currently outstanding. The warrants expire on June 24, 2005.

Transfer Agent

      The transfer agent for our common stock is Registrar and Transfer Company.

Listing

      Our common stock is quoted on the Nasdaq SmallCap Market under the symbol “TRMM.” We have applied to have our common stock listed for quotation on the Nasdaq National Market.

Anti-Takeover Effects of Oregon Law and Our Restated Articles of Incorporation and Restated Bylaws

      We summarize various provisions of Oregon law, our restated articles of incorporation and our restated bylaws in the following paragraphs. These provisions may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for his or her shares.

Oregon Law

      We are subject to provisions of the Oregon Business Corporation Act relating to business combinations with interested shareholders. Under the act, if a person or entity acquires 15% or more of an Oregon corporation’s outstanding voting stock, the corporation and the acquiring shareholder, or any affiliated entity of the acquiring shareholder, may not engage in business combination transactions for three years following the date of the acquisition. For purposes of the statute, business combination transactions include:

•	a share exchange plan or merger;

•	any sale, lease, mortgage or other disposition of 10% or more of the corporation’s assets; and

•	transactions resulting in the issuance or transfer of the corporation’s capital stock to the acquiring shareholder.

      These restrictions do not apply if:

•	the acquiring shareholder, as a result of the transaction, owns at least 85% of the corporation’s outstanding voting stock, not including shares owned by directors who are also officers, and some employee benefit plans;

•	the acquiring shareholder obtained 15% or more of the corporation’s voting stock before the board of directors approved the business combination transaction; or

•	after the acquiring shareholder obtained 15% or more of the corporation’s voting stock, the board of directors and the holders of at least two-thirds of the corporation’s outstanding voting stock, not including the acquiring shareholder’s shares, approved the business combination transaction.

Restated Articles of Incorporation

      Classified board of directors. At any time that our board of directors consists of six or more members, which it does currently, it is divided into three classes with staggered terms of three years each. Each year the term of one class expires. Any vacancies in the board of directors may be filled by our board of directors. Our restated articles of incorporation and restated bylaws also provide that any director may be removed from office, but only for cause and only by the vote of the holders of not less than 75% of the outstanding shares of our voting stock. In addition, our restated articles of incorporation provide that, without the unanimous vote of our board of directors, the board of directors may not be increased by more than two members in any twelve-month period.

      Supermajority vote to effect business combinations with a major shareholder. The affirmative vote of holders of not less than 75% of all of our voting stock is required for the approval or authorization of any business combination with a “major shareholder.” Our restated articles of incorporation define a business combination as:

•	a merger or consolidation of us, or any of our subsidiaries, with a major shareholder;

•	the sale, exchange, distribution to shareholders, pledge, mortgage, placement of a lien upon, or lease of 10% or more of our consolidated assets to any major shareholder;

•	our purchase, exchange, lease or other acquisition of 10% or more of the consolidated assets of a major shareholder;

•	the issuance of securities, including options, warrants or similar purchase rights but excluding employee stock option plan issuances, the reclassification or recapitalization of our securities, or the exchange of our securities, with a major shareholder where all shareholders are not treated equally in the transaction;

•	any other transaction with a major shareholder for which shareholder approval is required by law or the rules of, or our agreements with, any exchange or the NASD; or

•	any contract or agreement providing for any of the foregoing.

      Our restated articles of incorporation define a major shareholder as any person or entity which beneficially owns 5% or more of our outstanding voting stock. For these purposes, a person or entity includes that person’s or entity’s affiliates and persons acting in concert with that person or entity.

      The supermajority voting requirements of our restated articles of incorporation do not apply to any business combination:

•	approved by our board of directors before the major shareholder became such;

•	approved by a majority of our continuing directors, essentially directors who have either been such for two years, were directors before the major shareholder became such or who were designated by the then-existing continuing directors as continuing directors; or

•	with a corporation or entity in which we own 50% or more of the voting stock or voting interest.

Notwithstanding these supermajority voting provisions, a supermajority vote is not required if the terms of the business combination are such that all of our shareholders of the same class are to receive, as a result of the transaction, the identical and highest price on a per-share basis in exchange for their shares as was received by any other former shareholder of ours of such class whose shares were acquired by the major shareholder with whom the business combination is to be consummated.

      Ability to dissolve limited when a major shareholder exists. During the time that a major shareholder exists, no resolution for us to voluntarily dissolve may be adopted unless:

•	it is adopted by the unanimous consent of our outstanding voting stock; or

•	it is adopted by a vote of at least two-thirds of our continuing directors and a 75% vote of our outstanding voting stock.

      Authorized but unissued shares. Our authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval, subject to various limitations imposed by the Nasdaq Stock Market. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Restated Bylaws

      Our restated bylaws provide that shareholders seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at any annual meeting of shareholders, must provide timely notice to us in writing. To be timely, a shareholder’s notice must be received at our principal executive offices not less than 30 days nor more than 60 days before the annual meeting. In the event that less than 30 days’ notice of the date of the annual meeting is given, notice is deemed to have been timely received if received not later than the tenth day following the date the notice of the annual meeting was mailed.

      Our restated bylaws also specify requirements as to the form and content of a shareholder’s notice. Failure to meet these requirements may preclude shareholders from bringing matters before an annual meeting of shareholders or from making nominations for directors at an annual or special meeting of shareholders.

UNDERWRITING

      The underwriters named below are acting through their representative, Friedman, Billings, Ramsey & Co., Inc. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase from us, the number of shares set forth opposite the respective underwriter’s name below. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of our common stock is subject to certain conditions. The underwriters are severally obligated to take and pay for all shares of our common stock offered (other than those covered by the over-allotment option described below) if any of the shares are taken.

Number of
Underwriters	Shares

Friedman, Billings, Ramsey & Co., Inc.
[ ]

Total	4,500,000

      At our request, the underwriters have reserved from the shares we are offering 100,000 shares for sale to our directors, officers and their affiliates, and to our current stockholders and our affiliates, at the public offering price less the selling concessions of $          per share. No underwriting discounts or commissions will be paid on these shares. Persons who purchase reserved shares will agree not to offer, sell or contract to sell or otherwise dispose of those shares, without the prior written consent of Friedman, Billings, Ramsey & Co., Inc., for a period of 180 days from the date of this prospectus. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered in this prospectus.

      We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase up to 675,000 additional shares of our common stock to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.

      The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. The amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 675,000 additional shares of our common stock to cover over-allotments.

	No Exercise	Full Exercise

Per share	$	$
Total	$	$

      The underwriters propose to offer our common stock directly to the public at $           per share and to certain dealers at this price less a concession not in excess of $          per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $           per share to certain dealers.

      We expect to incur expenses, excluding underwriting fees, of approximately $          in connection with this offering, including expenses for road show costs. Additionally, we have agreed to reimburse Friedman, Billings, Ramsey & Co., Inc. for its other out-of-pocket expenses in connection with this offering.

      Our common stock is quoted on the Nasdaq SmallCap Market under the symbol “TRMM.” We have applied to have our common stock quoted on the Nasdaq National Market.

      In connection with this offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions are bids for or purchases of the common stock on behalf of the underwriters for the purpose of maintaining the price of the common stock. These bids and purchases are permitted so long as they do not exceed a specified maximum.

•	Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase under the underwriting agreement, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase pursuant to the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares subject to the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. The underwriters may close out any covered short position by exercising their over-allotment option and/or purchasing shares in the open market in syndicate covering transactions.

•	Syndicate covering transactions involve bids for or purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters create a naked short position by selling more shares than could be covered by the over-allotment option, the position can only be closed out by buying shares in the open market.

•	Penalty bids permit the representative to reclaim a selling concession otherwise accruing to an underwriter or selling group member in connection with this offering if the common stock originally sold by that underwriter or selling group member is purchased in a stabilizing or syndicate covering transaction and therefore has not been effectively placed by that underwriter or selling group member.

•	In passive market making transactions, market makers who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of stock until the time, if any, at which a stabilizing bid is made.

      The transactions described above may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of the effect that the transactions described above, if commenced, may have on the market price of our common stock.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to the payments the underwriters may be required to make in respect thereof.

      Our executive officers and directors have agreed, for a period continuing through the 90th day after the date of this prospectus, not to, except with the prior written consent of Friedman, Billings, Ramsey & Co., Inc., directly or indirectly:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of our common stock,

whether any such swap or other transaction described in the two bullets above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, Messrs. D. Cohen, E. Cohen and Laifer and FBR Financial Fund II, L.P. have agreed to this restriction with respect to the shares of

Series A preferred stock and related warrants held by each of them through the 180th day after the date of this prospectus.

      In addition, we have agreed that, for 90 days after the date of this prospectus, we will not, except with the prior written consent of Friedman, Billings, Ramsey & Co., Inc., directly or indirectly,

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option for the sale of, or otherwise dispose of or transfer (or enter into any transaction or device which is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or file any registration statement under the Securities Act with respect to any of the foregoing; or

•	enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of our common stock,

whether any such swap or other transaction described in the two bullets above is to be settled by delivery of common stock or such other securities, in cash or otherwise. These restrictions do not apply to the shares to be sold in this offering or any shares issued by us upon the exercise of outstanding options.

      FBR Financial Fund II, L.P., an affiliate of Friedman, Billings, Ramsey & Co., Inc., owns 423,280 shares of our Series A preferred stock and related warrants to purchase 71,429 shares of our common stock. In connection with the purchase of Series A preferred stock, the Fund acquired the right to be present at the meetings of our board of directors, to consult with and advise our officers concerning the management of our company and to obtain financial and operating information about us. This right, which did not include the right to designate or nominate a member of our board of directors, will terminate when the fund ceases to own any of our Series A preferred stock or related warrants.

      Fbr.com, a division of FBR Investment Services Inc., will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Friedman, Billings, Ramsey & Co., Inc. intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet website maintained by Friedman, Billings, Ramsey & Co., Inc. at www.fbr.com. Other than the prospectus in electronic format, the information of the Friedman, Billings, Ramsey & Co., Inc. website is not part of this prospectus.

EXPERTS

      The consolidated financial statements of TRM Corporation and its subsidiaries as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

      The validity of the issuance of the shares of common stock in this offering will be passed upon for us by Ledgewood Law Firm, P.C., Philadelphia, Pennsylvania. Matters pertaining to Oregon law will be passed upon for us by Perkins Coie LLP, Oregon. Specific legal matters in connection with the offering of our common stock are being passed upon for the underwriters by Shaw Pittman LLP, Washington, D.C.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form S-3 with the SEC with respect to this offering. This prospectus constitutes only part of the registration statement and does not contain all of the information set forth in the registration statement, its exhibits and its schedules. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document to which we make reference are not necessarily complete and, in each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

      We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for additional information on the operation of the Public Reference Room.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” the information we file with it. This means that we can disclose important information to you by referring to these documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC under Sections 13(a) or 15(d) of the Securities Exchange Act of 1934 will automatically update and supersede this information. Any statement contained in this prospectus or a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to have been modified or superseded to the extent that a statement contained in this prospectus, or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus, modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      We are incorporating by reference the following documents that we have previously filed with the SEC (other than information in such documents that is deemed not to be filed), as well as any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act (Exchange Act File No. 0-19657) prior to the termination of this offering:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004;

•	our Current Report on Form 8-K filed with the SEC on March 17, 2004;

•	our Current Report on Form 8-K filed with the SEC on April 7, 2004;

•	our Proxy Statement on Schedule 14A for the annual meeting of shareholders to be held on May 18, 2004;

•	our Current Report on Form 8-K filed with the SEC on June 18, 2004; and

•	the description of our common stock set forth in our registration statement on Form 8-A, filed November 1, 1991 and amended on December 13, 1991.

      Copies of these filings are available at no cost at our website, www.trm.com. Amendments to these filings will be posted to our website as soon as reasonably practical after filing with the SEC. In addition, you may request a copy of these filings and any amendments thereto at no cost, by writing or telephoning us. Those copies will not include exhibits to those documents unless the exhibits are specifically incorporated by reference in the documents or unless you specifically request them. You may also request copies of any exhibits to the registration statement.

      Please direct your request to:

Jeanette K. LaPointe, Executive Assistant

TRM Corporation
5208 N.E. 122nd Avenue
Portland, Oregon 97230-1074
(503) 257-8766

TRM CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,	March 31,
	2003	2004

		(Unaudited)

	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$5,724	$8,941
Accounts receivable, net	6,134	7,120
Inventories	1,567	1,874
Prepaid expenses and other	1,405	1,566
Deferred tax asset	423	424

Total current assets	15,253	19,925
Equipment, less accumulated depreciation and amortization	63,991	64,594
Restricted cash — TRM Inventory Funding Trust	28,939	31,372
Deferred tax asset	2,767	2,509
Intangible assets	72	6,751
Other assets	1,253	1,208

Total assets	$112,275	$126,359

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Revolving line of credit (note 5)	$—	$3,915
Accounts payable	1,367	2,903
Accrued expenses	6,429	6,085
Accrued expenses of TRM Inventory Funding Trust	57	60
Current portion of long-term debt	3,024	3,308
Current portion of obligations under capital leases	2,113	2,359

Total current liabilities	12,990	18,630
TRM Inventory Funding Trust note payable	27,455	29,941
Long-term debt	7,040	6,285
Obligations under capital leases	2,784	2,386
Deferred tax liability	7,049	6,832
Other long-term liabilities	79	66
Preferred dividends payable	4,502	4,502

Total liabilities	61,899	68,642

Minority interest	1,500	1,500

Shareholders’ equity:
Preferred stock, no par value — 5,000 shares authorized; 1,778 shares issued and outstanding (liquidation preference $20,000)	19,798	19,798
Common stock, no par value — 50,000 shares authorized; 7,481 shares issued and outstanding (7,060 shares issued and outstanding at December 31, 2003)	19,026	23,573
Additional paid-in capital	63	63
Accumulated other comprehensive income	2,088	2,744
Retained earnings	7,901	10,039

Total shareholders’ equity	48,876	56,217

Total liabilities and shareholders’ equity	$112,275	$126,359

See accompanying notes to consolidated financial statements.

TRM CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended
	March 31,

	2003	2004

	(Unaudited)
	(In thousands, except
	per share data)
Sales	$22,414	$25,929
Less discounts	3,726	4,899

Net sales	18,688	21,030
Cost of sales	11,086	10,676

Gross profit	7,602	10,354
Selling, general and administrative expense	5,799	6,211
Asset retirements	63	—

Operating income	1,740	4,143
Interest expense	330	246
Other expense, net	150	135

Income before income taxes	1,260	3,762
Provision for income taxes	507	1,249

Net income	$753	$2,513

Basic and diluted per share information:
Net income	$753	$2,513
Preferred stock dividends	(375)	(375)

Net income available to common shareholders	$378	$2,138

Weighted average common shares outstanding	7,060	7,153
Dilutive effect of stock options	—	1,043

Weighted average common shares outstanding, assuming dilution	7,060	8,196

Net income per share:
Basic	$.05	$.30
Diluted	$.05	$.26

See accompanying notes to consolidated financial statements.

TRM CORPORATION

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

							Accumulated
		Preferred		Common		Additional	Other
	Comprehensive					Paid-In	Comprehensive	Retained
	Income	Shares	Amounts	Shares	Amounts	Capital	Income	Earnings	Total

	(Unaudited)

	(In thousands)
Balances, December 31, 2003 (audited)		1,778	$19,798	7,060	$19,026	$63	$2,088	$7,901	$48,876
Comprehensive income
Net income	$2,513	—	—	—	—	—	—	2,513	2,513
Other comprehensive income, net of tax
Foreign currency translation adjustment	656	—	—	—	—	—	656	—	656

Comprehensive income	$3,169	—	—	—	—	—	—	—	—

Exercise of stock options		—	—	421	3,467	—	—	—	3,467
Tax benefit of stock options exercised		—	—	—	1,080	—	—	—	1,080
Preferred stock dividends		—	—	—	—	—	—	(375)	(375)

Balances, March 31, 2004		1,778	$19,798	7,481	$23,573	$63	$2,744	$10,039	$56,217

See accompanying notes to consolidated financial statements.

TRM CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	March 31,

	2003	2004

	(Unaudited)

	(In thousands)
Operating activities:
Net income	$753	$2,513
Adjustments to reconcile net income to net cash provided by operating activities, net of effect of business acquisition:
Depreciation and amortization	2,495	2,221
Loss on disposal of equipment	240	61
Changes in items affecting operations:
Accounts receivable	(42)	(750)
Inventories	57	(34)
Prepaid expenses and other	(91)	(124)
Accounts payable	639	841
Accrued expenses	(2,034)	(812)
Deferred income taxes	594	1,247

Total operating activities	2,611	5,163

Investing activities:
Proceeds from sale of equipment	379	25
Capital expenditures	(348)	(1,329)
Acquisition of a business	—	(5,823)
Acquisition of intangible and other assets	—	(580)

Total investing activities	31	(7,707)

Financing activities:
Borrowings on notes payable	4,756	3,915
Repayment of notes payable	(6,513)	(754)
Principal payments on capital lease obligations	(402)	(521)
Increase in restricted cash	(70)	(2,433)
Proceeds from issuance of TRM Inventory Funding Trust note, net of repayments	(38)	2,486
Proceeds from exercise of stock options	—	3,468
Preferred stock dividends	—	(375)

Total financing activities	(2,267)	5,786

Effect of exchange rate changes	(66)	(25)

Net increase in cash and cash equivalents	309	3,217
Beginning cash and cash equivalents	2,127	5,724

Ending cash and cash equivalents	$2,436	$8,941

Supplemental disclosure of non-cash transactions:
Assets acquired under capital lease obligations	$2,278	$—

See accompanying notes to consolidated financial statements.

TRM CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	Interim Financial Data:

      The consolidated financial statements of TRM Corporation and its subsidiaries (collectively, “TRM” or the “Company”) included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission and reflect all adjustments, consisting only of normal recurring adjustments, which, in the opinion of management, are necessary for a fair statement of the results of the interim periods. These consolidated financial statements should be read in conjunction with the Company’s latest annual report on Form 10-K. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The results of operations for the periods presented are not necessarily indicative of the results to be expected for any subsequent interim period or for the year ended December 31, 2004.

2.	Financial Statements Reclassification

      Certain financial statement reclassifications have been made to prior year amounts to conform to the current year presentation. These changes had no impact on shareholders’ equity or previously reported net income.

3.	Net Income Per Share

      Basic and diluted net income per share are based on the weighted average number of shares outstanding during each period, with diluted including the effect of potentially dilutive securities. In calculating basic net income per share, dividends for preferred stock are deducted to arrive at income available for common shareholders. For diluted net income per share, the calculation assumes the conversion of common stock equivalents including the conversion of preferred stock unless such conversion is antidilutive. Weighted average common shares outstanding, assuming dilution, include the incremental shares that would be issued upon the assumed exercise of stock options. For the three months ended March 31, 2004, approximately 1,534,000 of the Company’s stock options were excluded from the calculation of diluted earnings per share because the exercise prices of the stock options were equal to or greater than the average share price of the common shares, and therefore their inclusion would have been antidilutive. For the three months ended March 31, 2003, all of the Company’s stock options were excluded from the calculation as exercise prices were greater than the average share price of the common shares. In addition, preferred stock convertible into approximately 1,333,000 common shares and warrants exercisable for 300,000 common shares were excluded from the calculation because their inclusion would also have been antidilutive. These options, preferred shares and warrants could be dilutive in the future.

      The Company’s Board of Directors approved payment of a dividend for the first quarter of 2004 in the amount of $375,000 related to its Series A Preferred Shares, which equates to $.05 per fully diluted common share. This payment was made in April 2004 pursuant to a waiver from Bank of America, N.A.

4.	Inventories (in thousands):

	December 31,	March 31,
	2003	2004

Parts	$1,052	$1,047
ATMs held for resale	483	812
Paper, toner and developer	32	15

Total	$1,567	$1,874

TRM CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

5.	Bank Loan Agreement

      In March 2004 the Company and its primary lender, Bank of America, N.A., executed an amendment to the Company’s loan agreement. The amendment increased the amount of the revolving line of credit from $4.0 million to $8.0 million and decreased the interest rate on borrowings pursuant to the line of credit from the bank’s prime rate to the bank’s prime rate minus one-half percent (3.5% at March 31, 2004). As of March 31, 2004 the Company had a balance of $3,915,000 outstanding under the revolving line of credit. This balance was repaid in April 2004.

6.	Employee Stock Options

      The Company accounts for stock-based compensation utilizing the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued To Employees.” Accordingly, no compensation expense is recognized for the Company’s option plans because the exercise prices of employee stock options equal or exceed the market prices of the underlying stock on the measurement dates. The following table illustrates the effect on net income and net income per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation (in thousands, except per share data).

	Three Months
	Ended March 31,

	2003	2004

Net income, as reported	$753	$2,513
Deduct total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(14)	(86)

Pro forma net income	$739	$2,427

Net income per share — basic:
As reported	$.05	$.30
Pro forma	$.05	$.29
Net income per share — diluted:
As reported	$.05	$.26
Pro forma	$.05	$.25

7.	Business Acquisition

      In a cash transaction effective March 31, 2004, the Company acquired all of the outstanding shares of Inkas Financial Corp. Ltd. (“Inkas”), an independent ATM company, for $5,923,000. As a result of the acquisition, the Company has added 450 ATM contracts and 85 ATM machines to its United Kingdom operations. The acquisition was accounted for as a purchase; the purchase price and the related allocation are subject to further refinement and change during 2004. The results of operations of Inkas will be included in the Company’s consolidated results of operations starting in the second quarter of 2004.

TRM CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

      The purchase price was allocated as follows (in thousands):

Cash	$100
Accounts receivable	211
Inventories	239
Prepaid expenses	18
Equipment	322
Intangible asset — contract rights	6,055
Other assets	104
Current liabilities	(1,126)

Total	$5,923

      Contract rights acquired are being amortized over their estimated useful life of ten years.

      Simultaneous to the purchase of Inkas, the Company entered into an earn out agreement with the sellers and an Inkas employee. The earn out agreement provides that the Company will make payments to the sellers and Inkas employee for up to 150 net new ATM contracts entered into by Inkas during the first nine months following the acquisition of Inkas and which reach certain transaction levels. The maximum payment to be made pursuant to the earn out agreement is £850,000 (approximately $1.6 million). Any payments to be made pursuant to the earn out agreement will be accounted for as additional contract rights as they are earned.

8.	Segment Reporting (in thousands)

      The Company has three reportable segments: Automated Teller Machines (ATM), Photocopy and Software Development. ATM owns and operates ATM machines in retail establishments, sells ATM machines, and began servicing equipment for others in the fourth quarter of 2003. Photocopy owns and maintains self-service photocopiers in retail establishments. The Software Development business develops software to deliver products and services through ATMs.

      The accounting policies of the segments are substantially the same as those described in Note 1 to the financial statements in the Company’s annual report on Form 10-K for the year ended December 31, 2003. The Company evaluates each segment’s performance based on operating income or loss. In the Company’s financial statements for 2003 the Company reported segment performance based on income or loss before interest, taxes, minority interest, and cumulative effect of accounting changes. The 2003

TRM CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

information below has been restated to conform to the current presentation. Information regarding the operations of these reportable segments is as follows:

	Three Months Ended
	March 31,

	2003	2004

Net sales:
ATM	$7,390	$9,605
Photocopy	10,696	11,411
Software Development	602	14

	$18,688	$21,030

Operating income (loss):
ATM	$469	$1,435
Photocopy	1,281	2,843
Software Development	(10)	(135)

	$1,740	$4,143

9.	New Accounting Standards

      In March 2004, the Financial Accounting Standards Board approved Emerging Issues Task Force (“EITF”) Issue 03-6 “Participating Securities and the Two-Class Method under FAS 128.” EITF Issue 03-6 supersedes the guidance in Topic No. D-95, “Effect of Participating Convertible Securities on the Computation of Basic Earnings per Share,” and requires the use of the two-class method for the computation of basic earnings per share for companies that have participating securities. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. In addition, EITF Issue 03-6 addresses other forms of participating securities, including options, warrants, forwards and other contracts to issue an entity’s common stock, with the exception of stock-based compensation (unvested options and restricted stock) subject to the provisions of Opinion 25 and SFAS 123. EITF Issue 03-6 is effective for reporting periods beginning after March 31, 2004 and is to be applied by restating previously reported earnings per share. The Company expects that the adoption of EITF Issue 03-6 will reduce its reported earnings per share in future periods.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of TRM Corporation:

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of TRM Corporation and its subsidiaries (the “Company”) at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the accompanying financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As discussed in Note 1 to the consolidated financial statements, on January 1, 2002 the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.” Additionally, in 2003, as discussed in Note 1, the Company has adopted the provisions of the Financial Accounting Standards Board Interpretation No. 46R, “Consolidation of Variable Interest Entities, an Interpretation of ARB 51,” which changed certain consolidation policies.

/s/ PricewaterhouseCoopers LLP

Portland, Oregon

March 23, 2004

TRM CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2002	2003

	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$2,127	$5,724
Accounts receivable, net	6,084	6,134
Inventories, (note 2)	947	1,567
Prepaid expenses and other	778	1,405
Deferred tax asset (note 9)	876	423

Total current assets	10,812	15,253
Equipment, less accumulated depreciation and amortization (notes 3 and 8)	67,916	63,991
Restricted cash — TRM Inventory Funding Trust (note 4)	24,911	28,939
Deferred tax asset (note 9)	3,370	2,767
Intangible assets, less accumulated amortization (note 5)	72	72
Other assets	1,773	1,253

Total assets	$108,854	$112,275

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,231	$1,367
Accrued expenses (note 6)	7,814	6,429
Accrued expenses of TRM Inventory Funding Trust	46	57
Current portion of litigation settlement	1,050	—
Current portion of long-term debt	21	3,024
Current portion of obligations under capital leases	1,508	2,113

Total current liabilities	12,670	12,990
Litigation settlement (note 15)	738	—
TRM Inventory Funding Trust note payable (note 4)	24,086	27,455
Long-term debt (note 7)	16,709	7,040
Obligations under capital leases (note 8)	2,579	2,784
Deferred tax liability (note 9)	5,573	7,049
Other long-term liabilities	128	79
Preferred dividends payable (note 10)	3,377	4,502

Total liabilities	65,860	61,899

Minority interest	900	1,500

Commitments (note 12)	—	—
Shareholders’ equity (notes 10 and 11):
Preferred stock, no par value — 5,000 shares authorized; 1,778 shares issued and outstanding (liquidation preference $20,000)	19,798	19,798
Common stock, no par value — 50,000 shares authorized; 7,060 shares issued and outstanding	19,026	19,026
Additional paid-in capital	63	63
Accumulated other comprehensive income — accumulated foreign currency translation adjustments	(738)	2,088
Retained earnings	3,945	7,901

Total shareholders’ equity	42,094	48,876

Total liabilities and shareholders’ equity	$108,854	$112,275

See accompanying notes to consolidated financial statements.

TRM CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2001, 2002 and 2003

	2001	2002	2003

	(In thousands, except
	per share data)
Sales	$78,987	$85,243	$95,851
Less discounts	12,810	14,691	16,625

Net sales	66,177	70,552	79,226
Cost of sales	42,295	43,591	44,604

Gross profit	23,882	26,961	34,622
Selling, general and administrative expense	24,959	26,698	24,892
Asset retirements (note 16)	—	2,049	626

Operating income (loss)	(1,077)	(1,786)	9,104
Interest expense	2,247	1,581	1,035
Loss on sale of assets of foreign subsidiary	1,550	—	—
Other expense (income), net	(872)	1,907	(109)

Income (loss) before minority interest	(4,002)	(5,274)	8,178
Minority interest in losses of consolidated subsidiary	1,190	72	—

Income (loss) from continuing operations before income taxes	(2,812)	(5,202)	8,178
Provision (benefit) for income taxes (note 9)	506	(1,459)	2,722

Income (loss) from continuing operations	(3,318)	(3,743)	5,456
Loss from discontinued operations	(3,144)	(264)	—

Net income (loss)	$(6,462)	$(4,007)	$5,456

Basic and diluted per share information:
Income (loss) from continuing operations	$(3,318)	$(3,743)	$5,456
Preferred stock dividends	(1,500)	(1,500)	(1,500)

Net income (loss) from continuing operations available to common shareholders	$(4,818)	$(5,243)	$3,956

Weighted average common shares outstanding	7,062	7,060	7,060
Dilutive effect of stock options	—	—	301

Weighted average common shares outstanding, assuming dilution	7,062	7,060	7,361

Basic income (loss) per share:
From continuing operations	$(.68)	$(.74)	$.56
Discontinued operations	(.45)	(.04)	—

Net income (loss)	$(1.13)	$(.78)	$.56

Diluted income (loss) per share:
From continuing operations	$(.68)	$(.74)	$.54
Discontinued operations	(.45)	(.04)	—

Net income (loss)	$(1.13)	$(.78)	$.54

See accompanying notes to consolidated financial statements.

TRM CORPORATION

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

Years ended December 31, 2001, 2002 and 2003

							Accumulated
		Preferred		Common		Additional	other
	Comprehensive					paid-in	comprehensive	Retained
	income	Shares	Amounts	Shares	Amounts	capital	income	earnings	Total

	(In thousands)
Balances, December 31, 2000		1,778	$19,798	7,063	$19,032	$—	$(1,697)	$17,414	$54,547
Comprehensive loss:
Net loss	$(6,462)	—	—	—	—	—	—	(6,462)	(6,462)
Other comprehensive loss Foreign currency translation adjustment	(1,260)	—	—	—	—	—	(1,260)	—	(1,260)

Comprehensive loss	$(7,722)

Repurchase of common stock		—	—	(3)	(6)	—	—	—	(6)
Modification of stock options		—	—	—	—	13	—	—	13
Preferred stock dividends		—	—	—	—	—	—	(1,500)	(1,500)

Balances, December 31, 2001		1,778	19,798	7,060	19,026	13	(2,957)	9,452	45,332
Comprehensive loss:
Net loss	$(4,007)	—	—	—	—	—	—	(4,007)	(4,007)
Other comprehensive income Foreign currency translation adjustment	2,219	—	—	—	—	—	2,219	—	2,219

Comprehensive loss	$(1,788)

Modification of stock options		—	—	—	—	50	—	—	50
Preferred stock dividends		—	—	—	—	—	—	(1,500)	(1,500)

Balances, December 31, 2002		1,778	19,798	7,060	19,026	63	(738)	3,945	42,094
Comprehensive income:
Net income	$5,456	—	—	—	—	—	—	5,456	5,456
Other comprehensive income Foreign currency translation adjustment	2,826	—	—	—	—	—	2,826	—	2,826

Comprehensive income	$8,282

Preferred stock dividends		—	—	—	—	—	—	(1,500)	(1,500)

Balances, December 31, 2003		1,778	$19,798	7,060	$19,026	$63	$2,088	$7,901	$48,876

See accompanying notes to consolidated financial statements.

TRM CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2001, 2002 and 2003

	2001	2002	2003

	(In thousands)
Operating activities:
Net income (loss)	$(6,462)	$(4,007)	$5,456
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	9,981	9,716	9,553
Minority interest in losses of consolidated subsidiary	(1,190)	(72)	—
Loss on disposal or retirement of equipment and vehicles	1,829	2,447	791
Non-cash stock compensation	13	50	—
Changes in items affecting operations:
Restricted cash	1,780	—	—
Accounts receivable	2,053	489	44
Inventories	1,307	1,338	(48)
Income taxes receivable	(168)	269	—
Prepaid expenses and other	1,296	612	(582)
Accounts payable	(5,269)	(4,024)	(1,008)
Accrued expenses	1,273	(243)	(1,326)
Litigation settlement	—	1,788	(1,788)
Deferred income taxes	255	(468)	2,616

Total operating activities	6,698	7,895	13,708

Investing activities:
Proceeds from sale of equipment	397	1,169	553
Capital expenditures	(2,403)	(3,247)	(1,897)
Other	(862)	(207)	20

Total investing activities	(2,868)	(2,285)	(1,324)

Financing activities:	—	—
Borrowings on line of credit	16,213	20,925	8,128
Repayment of line of credit	(24,454)	(25,598)	(24,772)
Proceeds from term note	—	—	15,000
Repayment of term notes	—	—	(5,023)
Principal payments on capital lease obligations	(79)	(751)	(1,673)
Other long-term liabilities	(50)	—	—
Increase in restricted cash		(3,025)	(4,028)
Proceeds from issuance of TRM Inventory Funding Trust Note, net of $5,090 and $9,686 in repayments		3,025	3,369
Proceeds from issuance of equity in TRM Inventory Funding Trust		—	600
Repurchase of common stock	(6)	—	—
Preferred stock dividends	—	—	(375)
Purchase of minority interest	—	(60)	—

Total financing activities	(8,376)	(5,484)	(8,774)

Effect of exchange rate changes	132	403	(13)

Net increase (decrease) in cash and cash equivalents	(4,414)	529	3,597
Beginning cash and cash equivalents	6,012	1,598	2,127

Ending cash and cash equivalents	$1,598	$2,127	$5,724

Supplemental disclosure of non-cash transactions:
Disposal of assets under a non-cash sales agreement:
Current assets	$455	$31	$—
Non-current assets	1,649	3,307	—
Current liabilities	(259)	—	—
Note receivable received	69	—	—
Ownership in new entity	344	—	—
Negative goodwill recorded	—	227	—
Minority interest eliminated	—	3,565	—
Assets acquired under capital lease obligation	204	4,450	2,001
Preferred stock dividends accrued	1,500	1,500	1,125
See accompanying notes to consolidated financial statements.

TRM Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Description of Business and Summary of Significant Accounting Policies

Description of Business

      TRM Corporation (“TRM” or the “Company”) delivers convenience services to consumers in retail environments. The Company currently delivers self-service cash delivery and account balance inquiry, through ATM machines, and photocopy services.

      TRM’s services are made available in nearly 30,000 high traffic retail locations that are convenient to consumers. As of December 2003 TRM offers its services in retail locations in the United States, the United Kingdom and Canada. The Company sold substantially all of the assets of its French operation in October 2001. TRM provides the equipment, maintenance, supplies and point of sale materials required for each of its installations, while the retailer oversees the daily operation of the equipment, provides the necessary floor space and shares in the revenue generated by TRM’s offerings.

      In the first quarter of 2000 the Company formed a subsidiary, iATMglobal.net, to deliver a unique distribution channel to access the Internet initially using its existing ATMs and eventually rolling out the software capability worldwide to other ATMs. The Company owned 71.2% of iATMglobal.net at December 31, 2000 and 2001. On February 14, 2002 TRM and NCR Corporation (“NCR”) entered into an agreement to reorganize iATMglobal.net (“iATM”). Under this reorganization iATMglobal.net redeemed its shares held by the Company in exchange for the stock of Strategic Software Solutions Limited (“SSS”), a Scotland Company and subsidiary of iATMglobal.net, certain rights to the use of the software being developed by iATMglobal.net and $47,000 of cash. As a result of the reorganization, the Company no longer has an ownership position in iATMglobal.net. The results of operations of iATMglobal.net are classified as discontinued operations in the consolidated statements of operations.

Principles of Consolidation

      The consolidated financial statements include the accounts of TRM, its subsidiaries and TRM Inventory Funding Trust (see Note 4). The Company’s subsidiaries at December 31, 2003 included TRM Copy Centers (USA) Corporation, TRM Copy Centres (Canada) Ltd., TRM Copy Centres (U.K.) Limited, TRM ATM Corporation, TRM ATM (U.K.) Limited, FPC France Ltd., S-3 Corporation and Strategic Software Solutions Limited. iATMglobal.net became a 71.2% owned subsidiary of the Company in 2000, and the Company’s share of iATMglobal.net is included in the consolidated financial statements through the date of its disposition. Effective December 31, 2003, the Company has adopted the provisions of FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” and, accordingly, has consolidated the accounts of TRM Inventory Funding Trust in its December 31, 2003 consolidated balance sheet. The Company’s consolidated balance sheet as of December 31, 2002 has been restated to conform to the presentation for 2003. The consolidation of the Trust resulted in increased assets of $28,939,000, liabilities of $27,439,000 and minority interest of $1,500,000 as of December 31, 2003 ($24,911,000, $24,011,000, and $900,000, respectively as of December 31, 2002). The consolidation of the Trust did not cause any change to the Company’s previously reported revenues or expenses. The adoption of FASB Interpretation No. 46R did not affect the Company’s consolidated statements of operations, since the expenses of the Trust, which are passed through to the Company as a cost of cash held in ATMs, had previously been included in the Company’s cost of sales.

      As of October 1, 2001, the Company sold substantially all the assets of its French operation to a newly formed French corporation for $69,000 cash, a 19% ownership in the new company and a future royalty stream. Therefore, the operating results of the French operation are included in the consolidated financial statements through September 30, 2001. The investment in the new French corporation, FPC France SAS, is being recognized on a cost basis of $222,000 at December 31, 2003 ($341,000 at December 31, 2002) and is presented in the caption “Other assets” on the balance sheet. Investments in

TRM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

which the Company does not exercise significant influence (generally, when the Company has an investment of less than 20% and no representation on the company’s Board of Directors) are accounted for using the cost method.

      All significant intercompany transactions and accounts are eliminated. Assets and liabilities of foreign operations are translated into U.S. dollars at current exchange rates. Income and expense accounts are translated into U.S. dollars at average rates of exchange prevailing during the periods. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are taken directly to a separate component of shareholders’ equity.

Fair Value of Financial Instruments

      Financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable, approximate fair market value because of the short maturity for these instruments. Fair value approximates carrying value of the Company’s borrowings under its long-term debt, commercial paper and capital lease arrangements based upon interest rates available for the same or similar loans.

Cash and Cash Equivalents

      The Company considers all highly liquid investments with original maturity dates of three months or less to be cash equivalents.

Restricted Cash

      Cash owned by TRM Inventory Funding Trust (see Note 4) and held in the Company’s United States ATM network is considered to be restricted cash and classified as a noncurrent asset because the cash is only available for use in the Company’s ATM network and is not otherwise available for use by the Company.

Revenue Recognition and Accounts Receivable

      A portion of each ATM surcharge and each copy sale is retained by the retail business. The Company receives daily reports of ATM transactions electronically from its ATM network processor. Additionally, ATM transaction revenue and vault cash is settled daily by the ATM network processor and funds are deposited daily into an account owned by the TRM Inventory Funding Trust. After ensuring reimbursement of fees incurred by the Trust, TRM as “Servicer” transfers surcharge and interchange fees owed to TRM from the Trust account to a TRM owned account. On a monthly basis, the ATM transaction data is used to calculate the retailer’s applicable discount, which is generally dependent upon transaction volumes, and the Company remits the discount directly to the retailer’s bank account through electronic funds transfer. ATM revenue is recognized by the Company based on the actual monthly transactions reported by the ATM processing network. The Company invoices each photocopy retailer monthly based on usage at the program price less the applicable discount (the amount retained by the retailer). Total sales activity and discount amounts are recorded separately in the accounting records and in the consolidated statements of operations to arrive at net sales. Revenue from software development conducted for others is recognized as work is performed.

      Accounts receivable are shown net of allowance for doubtful accounts of $203,000 and $256,000 at December 31, 2002 and 2003, respectively.

TRM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Inventories

      Inventories are stated at the lower of first-in, first-out cost or market.

Long-Lived Assets

      The Company accounts for long-lived assets, primarily equipment and amortizable intangible assets, in accordance with Statement of Financial Accounting Standards No. 144 (SFAS 144), “Accounting for the Impairment or Disposal of Long-Lived Assets” which requires the Company to review the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is measured by comparing the estimated undiscounted cash flows to the carrying amount. A loss is recorded if the carrying amount of the asset exceeds the fair value of the asset.

Equipment and Vehicles

      Konica model 2223 and 2230 photocopy machines are depreciated using the units-of-production method with an estimated useful life of 500,000 copy transactions per photocopy machine with no provision for salvage value. A minimum depreciation charge of 2.5% of the photocopier cost is taken annually. In the fourth quarter of 2000, the Company changed its accounting policy and adopted the units-of-production method of depreciating its Konica model 2223 and 2230 photocopy machines. In the year of adoption, the Company had planned to replace its entire non-Konica photocopy asset base with the newer models 2223 and 2230 machines over the next two years, due to the improved technological nature of the new Konicas, which the Company anticipated would result in a longer useful life and reduced maintenance costs. The Company was provided with manufacturer’s specifications, which stated that the Konica 2223 and 2230 model machines had the capability of producing 1 million copies over the life of the machine resulting in a longer useful life. Due to the age and significant technological differences of the non-Konica machines to be replaced, the Company was unable to determine the copies per unit that could be produced over the life of the aging machines and determined that the non-Konica machines were substantially nearing the end of their useful lives. As such, it was determined that units-of-production for the non-Konica machines did not provide a more meaningful method of matching revenues and expenses. Additionally, plans to upgrade all of the Company’s non-Konica machines were subsequently delayed and reduced due to constrained access to necessary capital at the time the accounting change was made. The Company believes the units-of-production method provides better matching of revenues and expenses because revenue is based on copy volume for photocopiers, which varies by machine depending upon market conditions, customer location and time of year. Under this method, photocopy equipment is stated at cost, including the related costs to prepare and install such equipment at customer locations, less accumulated depreciation, and is depreciated beginning in the first month the equipment produces revenue generating transactions.

      Equipment and vehicles are recorded at cost plus amounts required to place equipment in service. Depreciation begins when the asset is placed in service. ATMs, furniture and fixtures, computer equipment, and vehicles are generally depreciated using the straight-line method over the estimated remaining useful lives of the related assets. Photocopy centers utilizing Konica models other than 2230 and

TRM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2223 and photocopiers from manufacturers other than Konica are also depreciated using the straight-line method. Estimated useful lives are as follows:

Konica analog photocopiers	500,000 photocopies per machine
Non-Konica analog photocopiers	10 years
Toshiba digital photocopiers	5 years
ATMs	10 years
Oracle ERP system	7 years
Computer equipment	2-5 years
Furniture and fixtures	5-7 years
Vehicles	5 years

Intangible Assets

      As of December 31, 2003, the Company has indefinite-lived intangible assets amounting to $72,000. In accordance with SFAS 142, “Goodwill and Other Intangible Assets”, these intangibles are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired. The impairment test consists of a comparison of the fair value of the intangible assets with its carrying amount and an impairment loss is recognized for the difference between the carrying value of the asset and its fair value.

Income Taxes

      The Company accounts for income taxes utilizing the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities, and are measured by applying enacted tax rates and laws to the taxable years in which such differences are expected to reverse.

Stock-Based Compensation

      The Company applies APB No. 25, “Accounting for Stock Issued to Employees,” and the related interpretations in accounting for stock-based compensation plans which are more fully described in Note 10. Accordingly, no compensation expense has been recognized for the Company’s stock-based compensation plans, except for $50,000 in 2002 and $13,000 in 2001 for the extension of the exercise period for certain executive management that had a change of employee status. The following table

TRM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 (in thousands, except per share data).

	2001	2002	2003

Net income (loss), as reported	$(6,462)	$(4,007)	$5,456
Deduct total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(528)	(162)	(248)

Pro forma net income (loss)	$(6,990)	$(4,169)	$5,208

Basic net income (loss) per share:
As reported	$(1.13)	$(.78)	$.56
Pro forma	$(1.20)	$(.80)	$.53
Diluted net income (loss) per share:
As reported	$(1.13)	$(.78)	$.54
Pro forma	$(1.20)	$(.80)	$.50

Statements of Cash Flows Supplemental Information

      Income taxes paid were approximately $474,000, $149,000, and $135,000 for fiscal years December 31, 2001, 2002, and 2003, respectively. Interest paid does not materially differ from interest expense.

Net Income (Loss) Per Share

      The Company follows the provisions of SFAS 128, “Earnings Per Share” which requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed using the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if convertible preferred shares outstanding at the beginning of each year were converted at those dates with related interest, preferred stock dividend requirements and outstanding common shares adjusted accordingly. It also assumes that outstanding common shares were increased by shares issuable upon exercise of those stock options and warrants for which market price exceeds exercise price, less shares which could have been purchased by the Company with related proceeds. The effect of preferred shares, options and warrants for 2001 and 2002 was not included in the computation of diluted earnings per share as the impact would be antidilutive. For 2003 the effect of preferred shares and warrants was not included in the computation because the impact would be antidilutive. Outstanding options to purchase 663,000 common shares were excluded from the calculation of diluted earnings per share for 2003 because the exercise prices of the stock options were equal to or greater than the average share price of the common shares, and therefore their inclusion would have been antidilutive.

Use of Estimates

      The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to customer bad debts, inventories, equipment, investments, intangible assets, income taxes, financing operations, and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of

TRM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

New Accounting Standards

      In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 142 (SFAS 142), “Goodwill and Other Intangible Assets.” SFAS 142 supersedes APB 17, “Intangible Assets”, and is effective for fiscal years beginning after December 14, 2001. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS 142 prohibit the amortization of goodwill and indefinite-lived intangible assets, and require that goodwill and indefinite-lived intangible assets be tested annually for impairment. The Company adopted the provisions of SFAS 142 in the first quarter of 2002.

      In June 2001, the FASB issued SFAS No. 143, “Accounting for Obligations Associated with the Retirement of Long-Lived Assets.” SFAS No. 143 establishes accounting standards for the recognition and measurement of asset retirement obligations and the associated asset retirement costs. The Company adopted the provisions of SFAS No. 143 in the first quarter of 2003 with no effect on its financial position, results of operations or cash flows.

      In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses the financial accounting and reporting for obligations associated with an exit activity, including restructuring. Exit activities include, but are not limited to, eliminating or reducing product lines, terminating employees and contracts and relocating plant facilities or personnel. SFAS No. 146 specifies that a company will record a liability for a cost associated with an exit or disposal activity only when that liability is incurred and can be measured at fair value. Therefore, commitment to an exit plan or a plan of disposal expresses only management’s intended future actions and, therefore, does not meet the requirement for recognizing a liability and the related expense. SFAS No. 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002, with earlier adoption encouraged. The adoption of SFAS No. 146 in 2003 did not have any effect on the Company’s financial position, results of operations or cash flows.

      In November 2002, the FASB issued Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45), which elaborates on required disclosures by a guarantor in its financial statements about obligations under certain guarantees that it has issued and clarifies the need for a guarantor to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The Company has reviewed the provisions of FIN 45 relating to initial recognition and measurement of guarantor liabilities, which are effective for qualifying guarantees entered into or modified after December 31, 2002. FIN 45 did not have any effect on the Company’s financial position, results of operations or cash flows.

      In January 2003, the FASB issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities.” FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB published a revision to FIN 46 (FIN 46R), in part to clarify certain of the provisions and implementation issues of FIN 46. FIN 46 applies immediately to variable interest entities (VIEs) created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period ending after December 15, 2003, to VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company has adopted the provisions of FIN 46 as of December 31, 2003. In accordance with FIN 46, the Company has consolidated the

TRM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

accounts of TRM Inventory Funding Trust with the accounts of the Company and its subsidiaries as of December 31, 2003. The Company’s consolidated balance sheet as of December 31, 2002 has been restated to conform to the presentation for 2003. The consolidation of the Trust resulted in increased assets of $28,939,000, liabilities of $27,439,000 and minority interest of $1,500,000 as of December 31, 2003 ($24,911,000, $24,011,000, and $900,000, respectively as of December 31, 2002). The consolidation of the Trust did not cause any change to the Company’s previously reported revenues or expenses.

      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 149 is effective for the Company prospectively for contracts entered into or modified after June 30, 2003. The Company does not have any derivative instruments, nor is it involved in any hedging activities and, therefore, the adoption of SFAS No. 149 did not have any impact on its results of operations, financial position or cash flows.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for the Company for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The application of SFAS No. 150 did not have any effect on the Company’s financial position, results of operations or cash flows.

Financial Statement Reclassifications

      Certain financial statement reclassifications have been made to prior year amounts to conform to the current year presentation. These changes had no impact on shareholders’ equity or previously reported net losses.

2.	Inventories (in thousands)

	December 31,	December 31,
	2002	2003

Parts	$934	$1,052
ATM machines held for sale	—	483
Paper, toner and developer	13	32

	$947	$1,567

TRM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Equipment

      Equipment (in thousands):

	December 31,	December 31,
	2002	2003

Konica analog photocopiers	$48,262	$50,311
Non-Konica analog photocopiers	14,356	10,864
Toshiba digital photocopiers	3,096	5,504
ATMs	26,143	27,303
Furniture and fixtures	2,242	2,505
Computer equipment	6,524	7,135
Vehicles	274	212

	100,897	103,834
Accumulated depreciation and amortization	(32,981)	(39,843)

	$67,916	$63,991

      Depreciation and amortization of equipment for the years ended December 31, 2001, 2002 and 2003 were $9,128,000, $9,185,000, and $9,097,000, respectively.

4.	Vault Cash

      On March 14, 2000, a Deposit Trust Agreement (“Agreement”) was entered into between GSS Holdings, Inc. as Depositor, Wilmington Trust Company as Owner Trustee, and TRM ATM Corporation (“Servicer”) as Administrator. By virtue of the Agreement, TRM Inventory Funding Trust (the “Trust”) was created. Neither Servicer, TRM nor any affiliates have any ownership interest in the Trust. Any risk with regard to the Trust or the ability of the Trust to repay the Trust’s debt resides with the Trust and with GSS Holdings as the Depositor (equity investor in the amount of $15,000 as of December 31, 2003 and $9,000 as of December 31, 2002) and with Autobahn Funding Company LLC (“Lender” and equity investor in the amount of $1,485,000 as of December 31, 2003 and $891,000 as of December 31, 2002), rather than with Servicer, which merely serves as an administrator and servicer of the Trust. Autobahn Funding Company LLC is related to DZ Bank AG, Deutsche Zentral-Genossenschaftsbank Frankfurt am Main (“DZ Bank”) and is independent of the Servicer and the Company. The purpose of the Trust is to provide cash to be placed in the Company’s United States ATM machines (“vault cash”), by accessing commercial paper markets.

      The Trust borrows from and makes repayments to the Lender and makes other payments pursuant to a Loan and Servicing Agreement, and engages the Servicer and other agents and contractors from time to time to perform all duties assigned under the Loan and Servicing Agreement. Borrowings from the Lender are collateralized by the assets of the Trust, principally the vault cash. The Lender issues asset-backed commercial paper notes to fund the loans to the Trust. Interest on the Trust’s borrowings from the Lender, which are evidenced by a note, is at a rate equal to 1.75% plus the interest rate of the commercial paper notes that the Lender issues to fund the loans to the Trust. The Trust also pays to the Lender an amount equal to the Lender’s equity investment in the Trust times 1.75% plus the yield rate of the commercial paper notes outstanding. The Loan and Servicing Agreement contains covenants applicable to the Company, including a minimum tangible net worth requirement. The Company is in compliance with these covenants as of December 31, 2003. A liquidity agreement with DZ Bank ensures that the Trust continues to have funds available for the term of the agreement.

TRM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      When the vault cash is placed in the ATM, the Trust has a security interest in all of the fees and charges earned or received in connection with all revenue generating transactions initiated at ATMs. The cash at all times remains the property of the Trust, and the Trust is ultimately obligated to repay the Lender. The Company maintains letters of credit totaling $1,625,000 at December 31, 2003 to guarantee the performance of the Servicer; subcontractors maintain insurance on behalf of the Trust so as to ensure the cash is safe while stored at correspondent banks, and during delivery to ATM machines and to the vault or bank storage facilities, and the Company maintains insurance on behalf of the Trust to ensure the cash is safe during its time in ATM machines.

      Because the Company is the primary beneficiary of the Trust, the accounts of the Trust have been included in the consolidated financial statements of the Company. The Trust’s vault cash, amounting to $28,939,000 at December 31, 2003 ($24,911,000 at December 31, 2002) is reported as restricted cash in the accompanying consolidated balance sheet, and the balance of the Trust’s note payable to the Lender, which totaled $27,455,000 at December 31, 2003 ($24,086,000 at December 31, 2002), is reported as a non-current liability. The Loan and Servicing Agreement matures in 2007. The expenses of the Trust, which are primarily interest and fees related to the Trust’s borrowings and bank charges, were $1,106,000 in 2001, $1,027,000 in 2002 and $1,290,000 in 2003, and are included in cost of sales in the accompanying statements of operations.

      The Lender issues commercial paper notes with maturities of not more than 270 days. At December 31, 2003, the outstanding commercial paper had maturities ranging from 14 to 28 days. Interest rates on the outstanding commercial paper notes ranged from 1.4% to 2.0% during 2002 and from 1.1% to 1.5% during 2003.

      Selected information on the Trust’s borrowings for the years ended December 31, 2002 and 2003 is as follows:

	2002	2003

Maximum amount outstanding at any month end	$25.1 million	$33.0 million
Average outstanding during the year	$22.9 million	$30.0 million
Weighted average interest rate at year end	3.30%	2.93%
Weighted average interest rate during the year	3.54%	3.06%

      The Company’s United Kingdom ATM business obtains vault cash under an agreement with a local bank. Vault cash obtained under the program remains the property of the bank. The Company insures against risk of loss while the cash is in or being distributed to its ATM network. During 2002 the Company accessed amounts ranging from £12.4 million ($19.9 million) to £25.6 million ($41.0 million) and paid a total of £1.0 million ($1.4 million) for use of the cash. During 2003 the Company accessed amounts ranging from £23.3 million ($41.7 million) to £42.8 million ($76.6 million) and paid a total of £1.1 million ($1.7 million) for use of the cash.

5.	Intangible Assets

      The Company adopted the provisions of SFAS Nos. 141 and 142 in the first quarter of 2002. As a result of the disposal of the Company’s interest in iATMglobal.net in February 2002, the goodwill and indefinite-lived intangibles recognized as of December 31, 2001 were eliminated from the Company’s consolidated financial statements, and the Company will no longer record related annual amortization of $280,000. The Company evaluated the useful lives of its existing other “intangible assets” which consisted primarily of customer contracts and trademarks which had been classified as “other assets” at December 31, 2001. Upon the adoption of SFAS No. 141 customer contracts continued to be classified as “other assets” while trademarks were reclassified to “intangible assets.”

TRM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Intangible assets not subject to amortization as of December 31, 2002 and 2003 were $72,000.

      Intangible asset amortization expense (in thousands):

	2001	2002	2003

Goodwill (included in discontinued operations)	$280	$—	$—
Trademarks	7	—	—

      The following table presents the impact on net loss and net loss per share had the non-amortization provision of SFAS No. 142 been in effect for the year ended December 31, 2001 (in thousands, except per share data).

2001

Net loss as reported	$(6,462)
Add back amortization:
Goodwill (included in discontinued operations)	280
Trademarks	7

Net loss as adjusted	$(6,175)

Basic and diluted net loss per share as reported	$(1.13)
Effect of amortization of goodwill and trademarks	.04

Basic and diluted net loss per share as adjusted	$(1.09)

6.	Accrued Expenses (in thousands)

	December 31,	December 31,
	2002	2003

Accrued payroll expenses	$2,402	$2,742
Customer security deposits	128	131
ATM maintenance and other expenses	3,588	2,767
Other accrued expenses	1,696	789

	$7,814	$6,429

7.	Long-Term Debt (in thousands)

	December 31,	December 31,
	2002	2003

Bank loan	$16,644	$10,000
Other long-term debt	86	64

	16,730	10,064
Less current portion of long-term debt	(21)	(3,024)

	$16,709	$7,040

      In May 2003 the Company and its primary lender (Bank of America, N.A.) executed a new loan agreement refinancing the Company’s existing revolving loan. The new facility includes a $15 million term loan maturing in March 2006 and a $4 million revolving line of credit maturing April 30, 2004. Bank of America, N.A. has issued a letter of credit in the amount of $1,625,000 to guarantee the Company’s

TRM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

performance under its agreements relating to TRM Inventory Funding Trust. This letter of credit reduces the amount available to the Company under the line of credit to $2,375,000 at December 31, 2003.

      As of December 31, 2003, the Company had a balance of $10 million outstanding pursuant to the term loan. Interest is due monthly on the term loan, and principal is payable in quarterly installments of $750,000. Interest on the term loan is at the bank’s prime rate plus 0.0% to 0.5% depending on the Company’s leverage ratio as defined in the loan agreement. The Company also has the option of electing an alternative interest rate based on the bank’s LIBOR or IBOR rates. As of December 31, 2003, interest on the term loan was 3.8%. The interest rate on the Company’s $16,644,000 loan from Bank of America, N.A. as of December 31, 2002 was 6.25%.

      Borrowings pursuant to the agreement with Bank of America, N.A. are collateralized by a first lien on TRM’s United States companies’ machinery and equipment, inventories, receivables and intangible assets, as well as a pledge of the stock of certain of the Company’s foreign subsidiaries. The agreement contains covenants that require the Company to maintain a minimum tangible net worth and certain financial ratios related to debt coverage and funded debt to earnings before interest, taxes, depreciation and amortization and contains certain cross-default provisions. The Company is in compliance with these covenants as of December 31, 2003.

      The Company’s subsidiary, S-3, has outstanding obligations to the principal bank of its Scotland based company, SSS, with a U.S. dollar equivalent of $64,000 at December 31, 2003. The debt bears interest at 7.7%, and is secured by certain assets of SSS.

      Aggregate maturities of long-term debt: 2004 — $3,024,000; 2005 — $3,022,000; and 2006 — $4,018,000.

8.	Capital Leases

      The Company leases a portion of its furniture and equipment pursuant to capital leases that expire over the next five years. Property leased under capital leases, which is included in equipment on the accompanying balance sheet, is as follows (in thousands).

	December 31,

	2002	2003

Toshiba photocopiers	$3,087	$5,504
ATMs	887	991
Computer equipment	405	435
Furniture and fixtures	271	373

	4,650	7,303
Less accumulated amortization	(255)	(1,789)

	$4,395	$5,514

TRM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Future minimum lease payments under capital leases as of December 31, 2003 are as follows (in thousands).

2004	$2,345
2005	1,875
2006	573
2007	470
2008	80

Total minimum lease payments	5,343
Less amount representing interest	(446)

Present value of net minimum lease payments	4,897
Less current portion	2,113

$2,784

9.	Income Taxes

      Income (loss) from continuing operations before income taxes is as follows (in thousands).

	2001	2002	2003

United States	$(2,404)	$1,550	$5,794
Foreign	(408)	(6,752)	2,384

	$(2,812)	$(5,202)	$8,178

      The components of income tax expense (benefit) are as follows (in thousands).

	2001	2002	2003

Current:
Federal	$—	$(670)	$153
State	104	40	—
Foreign	—	(130)	41
Deferred:
Federal	548	1,662	1,806
State	(239)	(2,054)	135
Foreign	93	(307)	587

	$506	$(1,459)	$2,722

TRM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Deferred tax assets (liabilities) are comprised of the following components (in thousands).

	December 31,	December 31,
	2002	2003

Current:
Accrued liabilities	$699	$453
Litigation settlement	420	—
Accounts receivable allowance	(243)	(30)

	$876	$423

Noncurrent:
Deferred compensation	$478	$460
Litigation settlement	271	—
Net operating losses	7,601	5,835
Valuation allowance	(579)	(350)
Tax depreciation in excess of book depreciation	(9,974)	(10,227)

	$(2,203)	$(4,282)

      The deferred tax asset valuation allowance at December 31, 2002 and 2003 is related to the deferred tax assets of the Company’s Canadian subsidiary. The Company’s United Kingdom subsidiaries’ non-current deferred taxes at December 31, 2003 net to an asset of $2,767,000 ($3,370,000 at December 31, 2002) while the non-current deferred taxes of TRM Corporation and its United States subsidiaries net to a liability of $7,049,000 ($5,573,000 at December 31, 2002). Because the non-current assets and liabilities arise in different jurisdictions, they are shown separately on the Company’s balance sheet.

      The effective tax rate for income (loss) from continuing operations differs from the federal statutory tax rate as follows:

	2001	2002	2003

Statutory federal rate	(34.0)%	(34.0)%	34.0%
State taxes, net of federal benefit	2.3	(4.8)	2.5
Tax on foreign earnings	34.7	5.0	(.7)
Nondeductible expenses	3.0	.4	1.8
Deferred tax asset valuation allowance	11.5	4.6	(2.9)
Other	.5	.8	(1.4)

	18.0%	(28.0)%	33.3%

      The low effective tax rate for 2001 as compared to 2002 and 2003 is due to the valuation allowance in 2001 related to subsidiary company net operating losses and to the write-off of net operating losses in 2001 as a result of amended tax returns for foreign source income for which credits will not be obtained. The effective tax rate for 2001 would have been a 26.6% benefit exclusive of these two items. Non-deductible expenses consist of 50% of meals and entertainment that are not deductible for United States tax purposes. Additionally, there are other non-deductible expenses under foreign tax laws.

      No income tax benefit or expense is attributable to discontinued operations.

      The Company has net operating loss carryforwards available to offset future taxable income for United States federal income tax purposes expiring as follows: 2020 – $2,760,000; 2021 – $4,217,000; and 2022 – $2,405,000. The Company’s foreign subsidiaries have net operating loss carryforwards, that do not

TRM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expire, available to offset future taxable income of $4,151,000 in the United Kingdom and $1,109,000 in Canada.

10.	Shareholders’ Equity

Preferred Stock

      On June 24, 1998, the Company issued and sold 1,777,778 Series A Preferred Shares and warrants to purchase 500,000 shares of common stock for net proceeds of approximately $19.8 million. Each share of preferred stock has one vote, and votes together with the common stock as a single class on all matters. Each share is convertible at any time at the option of the holder into ..7499997 of a share of common stock. In addition, each share of preferred stock is automatically converted into ..7499997 shares of common stock if the price of common stock is at least $20.00 for a period of 90 consecutive days. The conversion ratio and exercise prices are adjusted for any combination or subdivision of shares, stock dividend, stock split or recapitalization. Dividends on the Series A Preferred Shares are cumulative from the date of original issuance and are payable quarterly in March, June, September and December of each year, commencing June 1998, at the rate of 7 1/2% per annum. In the event of any liquidation, dissolution or winding up of the affairs of the Company, each holder of Series A Preferred Shares shall be paid the aggregate Liquidation Value, $11.25 per share, plus all accumulated and unpaid dividends to the date of liquidation, dissolution or winding up of affairs before any payment to holders of junior securities. The Company paid Series A Preferred Stock dividends aggregating $750,000 ($.42 per Series A Preferred share) in October 2003 and in January 2004 for the third and fourth quarters of 2003, but did not pay preferred dividends for 2001, 2002 or for the first two quarters of 2003. At December 31, 2003, the Company had $4,502,000 ($2.53 per Series A Preferred share) in accrued Series A Preferred Stock dividends, including the $375,000 paid in January 2004.

      The Company’s amended loan agreement prohibits the payment of preferred dividends except dividends payable in the form of additional preferred shares of the Company’s stock. The Company obtained waivers from its bank for the payment of the preferred dividends for the third and fourth quarters of 2003. The Company does not anticipate the payment of preferred dividends in the form of additional shares of preferred stock.

Repurchase of Common Stock

      In 1997 the Company’s Board of Directors authorized the repurchase of up to 500,000 shares of common stock. Since 1997, 79,000 shares have been repurchased. In 2001, the Company repurchased 3,000 shares at an average price of $1.92 per share. No shares were repurchased in 2002 or 2003.

Issuance of Common Stock

      No shares of common stock were issued in 2001, 2002 or 2003 pursuant to the Employee Stock Purchase Plan.

Common Stock Warrants

      On June 24, 1998, the Company granted warrants to the purchasers of the Series A Preferred Stock which allow the purchase of 500,000 shares of common stock at $15.00 per share. The warrants are exercisable in whole or in increments of at least 75,000 shares. Warrants representing 200,000 shares expired on June 24, 2001, three years after the date of grant, and warrants representing 300,000 shares expire June 24, 2005, seven years after the date of grant. The warrants may be exercised by the payment of cash, by payment in shares of common stock, or on a cashless basis whereby the Company will issue

TRM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the number of shares of common stock equal in value to the difference between the fair market value of the warrant shares and the exercise price.

Common Stock Options

      The Company reserved 1,300,000 shares of common stock for issuance under an incentive and nonqualified stock option plan established in 1986 (the “1986 Plan”). In October 1996, the 1996 Stock Option Plan (the “1996 Plan”) was approved by shareholders of the Company, which provided for the granting of a maximum of 700,000 options to purchase common shares to key employees of the Company. In June 1998, the shareholders of the Company approved a proposal to increase the maximum options in the 1996 Plan from 700,000 to 1,200,000, and in May of 1999, the shareholders of the Company approved a proposal to further increase the maximum options in the 1996 Plan from 1,200,000 to 1,700,000, thus bringing the total shares of common stock eligible for issuance under all stock option plans to 3,000,000. Under both plans (the “Plans”), incentive stock options are granted at no less than 100% of the fair market value per share of the common stock. On October 26, 2001 the Company reserved 100,000 of its authorized common shares for issuance under a nonqualified stock option plan effective May 28, 2001 (the “2001 Nonqualified Stock Option Plan”). Nonqualified stock options under the 1986 Plan and the 2001 Nonqualified Stock Option Plan were granted at prices determined by the Board of Directors, while grants under the 1996 Plan are granted at no less than 100% of fair market value. The options are exercisable over a period of ten years from the date of grant. The options vest over various schedules ranging up to five years.

      A summary of stock option activity follows:

				Weighted
	Shares			Average
	Under			Exercise
	Option	Price Range		Price

Balance, December 31, 2000	2,145,900	$2.00 –	$10.375	$7.07
Options granted	295,000	$1.25 –	$5.50	$1.50
Options exercised	—
Options canceled	(643,751)	$1.60 –	$10.00	$5.55

Balance, December 31, 2001	1,797,149	$1.25 –	$10.375	$6.70
Options granted	122,500	$1.15 –	$1.29	$1.22
Options exercised	—
Options canceled	(443,399)	$1.15 –	$10.00	$4.87

Balance, December 31, 2002	1,476,250	$1.15 –	$10.375	$6.24
Options granted	600,500	$1.80 –	$3.53	$1.82
Options exercised	—
Options canceled	(141,250)	$1.60 –	$10.375	$5.82

Balance, December 31, 2003	1,935,500	$1.15 –	$10.375	$4.89

      Options exercisable at year end:

	Options	Weighted Average
	Exercisable	Exercise Price

December 31, 2001	1,130,148	$7.54
December 31, 2002	1,192,124	$6.46
December 31, 2003	1,300,738	$6.40

TRM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of stock options outstanding follows:

	Options Outstanding			Options Exercisable

	Number			Number
	Outstanding at	Weighted Average		Exercisable at
	December 31,	Remaining	Weighted Average	December 31,	Weighted Average
Range of Exercise Price	2003	Contractual Life	Exercise Price	2003	Exercise Price

$ 1.15 to $4.538	1,219,000	5.46	$2.53	584,916	$3.33
$4.539 to $9.075	342,500	4.40	$7.64	341,822	$7.65
$9.076 to $10.375	374,000	3.05	$10.06	374,000	$10.06

$1.150 to $10.375	1,935,500	4.80	$4.89	1,300,738	$6.40

      For purposes of the pro forma calculations in Note 1, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing method. The weighted average fair value of options granted for the fiscal years ended December 31, 2001, 2002 and 2003 as calculated by the Black-Scholes model, and the assumptions used are shown in the following table.

	2001	2002	2003

Weighted average fair value of options:	$1.22	$.83	$1.70
Dividend yield:	—	—	—
Expected volatility:	100.59%	140.91%	144.38% – 145.24%
Risk-free interest rate:	4.27%	2.81%	2.10% – 3.28%
Expected life:	5.8 years	5 years	5 – 10 years

      Using the Black-Scholes model, the total value of options granted during 2001, 2002 and 2003 was $347,000, $105,000 and $1,012,000, respectively, which would be amortized on a pro forma basis over the vesting periods of the options. The weighted average fair value of options granted during 2001, 2002 and 2003 was $1.18, $.86 and $1.70, respectively.

11.	Benefit Plans

     Profit Sharing Retirement Plan

      On January 1, 1990, the Company established a profit sharing retirement plan for eligible United States employees. The Plan has profit sharing and 401(k) components. The Company’s contribution under the profit sharing portion of the Plan is discretionary. Under the 401(k) part of the Plan, each employee may contribute, on a pre-tax basis, up to 20% of the employee’s gross earnings, subject to certain limitations.

      The Company also has supplemental retirement plans in Canada and the United Kingdom. The Company established a Retirement Savings Plan for its eligible Canadian employees in January 1999. The plan has profit sharing and defined contribution components. The Company’s contribution under the profit sharing portion of the plan is discretionary. Under the defined contribution portion of the plan, each employee may contribute, on a pre-tax basis, up to 6% of the employee’s gross earnings, subject to certain limitations. The Company established a pension scheme for its eligible United Kingdom employees in October 1996. In October 2001, the plan was revised in accordance with the Stakeholder’s Pension Scheme Regulations as governed by the United Kingdom. The plan has profit sharing and defined contribution components. The Company’s contribution under the profit sharing portion of the plan is discretionary. Under the defined contribution portion of the plan there is a maximum employee contribution restriction based on the age and salary of the employee as defined by United Kingdom legislation.

TRM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      No amounts were accrued or paid for profit sharing for the fiscal years ended December 31, 2001, 2002 and 2003. The Company paid matching contributions of $278,000, $334,000 and $268,000 to its defined contribution plans for the years ended December 31, 2001, 2002 and 2003, respectively.

     Employee Stock Purchase Plan

      The Company’s Employee Stock Purchase Plan permits each eligible employee to purchase shares of common stock through payroll deductions, not to exceed 10% of the employee’s compensation. The purchase price of the shares is the lower of 85% of the fair market value of the stock at the beginning of each six-month offering period or 85% of the fair market value at the end of such period. Amounts accumulated through payroll deductions during the offering period are used to purchase shares on the last day of the offering period. All of the 100,000 shares authorized to be issued under the Plan have been purchased, and no shares remain available for purchase as of December 31, 2003.

12.	Commitments

      The Company leases vehicles, ATMs, and office and warehouse space in several locations under operating leases. Minimum lease payments for operating leases are as follows (in thousands).

	2004	2005	2006	2007	2008	Thereafter	Total

Office and warehouse leases	$1,211	$1,135	$1,022	$656	$597	$1,245	$5,866
Auto leases	1,605	1,080	664	90	—	—	3,439
ATM leases	526	263	—	—	—	—	789

Total	$3,342	$2,478	$1,686	$746	$597	$1,245	$10,094

      Rental expense for 2001, 2002 and 2003 was, $1,734,000, $3,851,000 and $2,956,000, respectively.

      During 2000, the Company completed a sale-leaseback on 250 of its ATMs producing total proceeds of $2.1 million and $228,000 in deferred gains. The resulting gain is being amortized over the five-year term of the lease. The lease is accounted for as an operating lease.

13.	Discontinued Operations and Related Party Transactions

      In the first quarter of 2000, the Company formed a subsidiary, iATMglobal.net (“iATM”). iATM planned to deliver a unique distribution channel to access the Internet using the Company’s existing ATMs initially and eventually rolling out the software capability worldwide to other ATMs. The Company’s investment in iATM was $5.0 million.

      In the second quarter of 2000, iATM acquired Strategic Software Solutions Limited (“SSS”), a leading developer of custom Internet solutions for ATMs for $2.7 million, most of which was recorded as goodwill. The accounting for this acquisition was treated as a business purchase combination. Strategic Software Solutions develops custom Internet and software solutions for ATMs manufactured by NCR Corporation. Strategic Software Solutions and NCR jointly market @tmLink, the only Internet-based ATM uploading and notification product for NCR-built ATMs.

      In the third quarter of 2000, NCR made a strategic equity investment in iATM. NCR invested $5 million in exchange for 24% ownership interest in iATM and agreed to enable iATM’s software on NCR ATMs.

      NCR’s 24% ownership of iATM was calculated on a fully diluted basis as if NCR’s preferred shares converted based upon the standard set forth in the Amended and Restated Certificate of Incorporation of iATM. NCR’s interest in iATM has been accounted for as minority interest. In February 2002, TRM

TRM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Corporation purchased all remaining issued and outstanding common shares of iATM from minority owners (other than NCR) for $69,000 cash and then contributed all its iATM common stock to a newly formed corporation, S-3 Corporation. iATM then repurchased all of its issued and outstanding common shares from S-3 Corporation in consideration for which iATM transferred all of the shares of SSS, a subsidiary of iATM, plus the remaining $48,000 cash of iATM after reserves for agreed upon liabilities. S-3 Corporation, a wholly-owned subsidiary of TRM Corporation, retains ownership of SSS, and certain license agreements to develop and deploy RAAP (Remote Access Application Protocol) Software in the United Kingdom exclusively for two years. In addition, S-3 received contracts from NCR. NCR became 100% owner of iATM when it exercised its right to convert its Series A Preferred Shares of iATM into common stock, making it the sole shareholder of iATM. Thus, as iATM had previously repurchased all its outstanding stock from S-3, NCR is now the 100% owner of iATM and SSS is 100% owned by TRM’s subsidiary, S-3.

      The capital structure of iATM prior to the reorganization was as follows; TRM ownership: 11,866,815 common shares; Alexander John Haddow: 400,005 common shares; Alexander Ogilvie: 400,005 common shares; NCR Corporation: 4 million Series A Preferred Shares (which preferred shares were granted one vote for each share of common stock into which each share could then be converted). The Series A Preferred Shares, voting separately as a class, were granted the right to elect two members of the Board of Directors. Mr. Haddow’s and Mr. Ogilvie’s shares were purchased by TRM as part of the reorganization in February 2002.

      The Company purchased the shares of SSS, located in Scotland, from two individuals who were unrelated to the Company and NCR. Each individual owned 50% of the shares of SSS at the time of sale. iATM bought SSS to continue to develop RAAP software and market additional products and services other than cash through this software and its ATM machines worldwide. In the third quarter of 2000, NCR made a strategic $5 million investment in Series A Preferred Stock of iATM. The preferred shares contained a conversion provision that, on a fully converted, fully diluted basis, accounted for a 24% interest in iATM. After two years, iATM had used substantially all of its cash, and the Company was no longer interested in investing more money in iATM. However, the Company was interested in retaining SSS, now a software consulting business primarily providing services to NCR. NCR was interested in continuing the research and development and marketing efforts of the RAAP technology. The Company had a remaining investment of $470,000, which was distributed to it in the reorganization in the form of cash, receivables, inventories, and equipment. NCR retained the primary RAAP technology originally acquired by iATM from SSS, the patent, and the subsequent development efforts. The Company through its new wholly owned subsidiary, S-3 Corporation, received the consulting business, including a $1.2 million development contract from NCR for continued RAAP development through the first quarter of 2003 and certain license agreements to develop and deploy RAAP software in the United Kingdom exclusively for two years. S-3 will pay NCR 8% of its net revenues from RAAP transactions for seven years and 6% of gross revenues in

TRM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the event it licenses its software to any third party. The net assets after payment of liabilities of iATM at the time of distribution to its two owners were as follows:

	iATM Balance Sheet
	Before Distribution	NCR Received	TRM (S-3) Received

Cash	$47,785	$—	$47,785
Prepaid expenses	31,271	31,271	—
Accounts receivable	380,389	—	380,389
Inventories	29,067	—	29,067
Equipment	472,273	230,910	241,363
Goodwill and other assets	3,076,063	3,076,063	—

Total assets	$4,036,848	$3,338,244	$698,604

Common stock	$5,250,000	$—
Preferred stock	5,000,000	5,000,000
Accumulated deficit	(6,213,152)	(1,661,756)

Total equity	$4,036,848	$3,338,244

      After its share of losses, the Company had a remaining balance of $472,000 of its original $5 million investment. The Company received $699,000 from the reorganization of iATM and classified the additional $227,000 as negative goodwill, which it offset against equipment distributed from iATM.

      Substantially all of the $1.1 million of revenue recorded by iATM in 2001 resulted from Internet and software development performed by SSS for NCR.

      Since the inception of its ATM business in 1999, TRM Corporation has purchased substantially all of its ATMs from NCR. In addition, NCR has provided maintenance and services for a portion of the Company’s base of installed ATMs. The Company purchased equipment, parts and services from NCR in the amount of $6.5 million in 2001. The Company purchased equipment from NCR in the amount of $2.7 million and parts and services in the amount of $5.0 million in 2002. In 2003 the Company purchased equipment from NCR in the amount of $.9 million and parts and services in the amount of $2.7 million. The Company had $1.4 million and $48,000 in accounts payable owing to NCR at December 31, 2002 and 2003, respectively.

      In the third quarter of 2000, iATM deposited $3.5 million in a cash money market account with TheBancorp.com, an Internet banking and financial services organization. The account was completely liquid and available for use by the software development business. Daniel Cohen was the Chairman of the Board of Directors of both iATM and TheBancorp.com. In addition, Mr. Cohen served as the Chairman of the Executive Committee of TRM Corporation. In connection with the sale of iATM described above, iATM used substantially all of the cash in payment of liabilities and operating expenses. Included in these amounts was $200,000 in severance payments to Mr. Cohen, which was accrued as of December 31, 2001.

      In October 2001, the Company sold substantially all of the assets of its French operation including approximately 1,500 self-service photocopiers to a newly formed French corporation, 81% owned by that operation’s former management team. Consideration for the sale included $69,000 cash, a 19% ownership interest in the new corporation and a 5% royalty on the newly formed corporation’s revenue for a period of 7 years beginning in July 2002. The sale resulted in a $1,550,000 loss on disposal of these assets. Historically, the French operation had negatively affected the earnings of the Company and the Company adopted a strategy of focusing on its more profitable units to maximize cash flow. Royalty income is not subject to a minimum or guaranteed amount. The Company’s interest in the newly formed corporation is

TRM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

accounted for under the cost method. Royalties received reduce the carrying amount of the Company’s investment in the newly formed corporation that is carried at a value of $222,000 on the Company’s consolidated balance sheet at December 31, 2003 ($341,000 at December 31, 2002).

14.	Segment Reporting

      The Company is organized into three reportable segments: Photocopy, ATM, and software development. ATM owns and operates ATM machines in retail establishments. Photocopy owns and maintains self-service photocopiers in retail establishments. The software development business develops software to deliver products and services through ATMs.

      The accounting policies of the segments are substantially the same as those described in Note 1. The Company evaluates each segment’s performance based on income or loss before interest and income taxes, excluding non-recurring charges. Information regarding the operations of these reportable segments is as follows (in thousands):

			Software
	ATM	Photocopy	Development	Total

2001:
Sales	$18,848	$59,002	$1,137	$78,987
Less discounts	2,213	10,597	—	12,810
Net sales	16,635	48,405	1,137	66,177
Cost of sales	12,588	29,236	471	42,295
Gross profit	4,047	19,169	666	23,882
Income (loss) before interest, taxes, minority interest, and cumulative effect of accounting change	(4,374)	3,572	(4,057)	(4,859)
Depreciation and amortization	2,698	6,872	411	9,981
Capital expenditures	1,379	659	365	2,403
As of December 31, 2001:
Total assets	24,606	59,197	4,892	88,695

			Software
	ATM	Photocopy	Development	Total

2002:
Sales	$27,817	$54,798	$2,628	$85,243
Less discounts	4,702	9,989	—	14,691
Net sales	23,115	44,809	2,628	70,552
Cost of sales	14,867	27,585	1,139	43,591
Gross profit	8,248	17,224	1,489	26,961
Income (loss) before interest, taxes, minority interest, and cumulative effect of accounting change	(3,792)	(318)	153	(3,957)
Depreciation and amortization	3,330	6,300	86	9,716
Capital expenditures including assets acquired under capital leases	3,558	4,139	—	7,697
As of December 31, 2002:
Total assets	52,771	55,250	833	108,854

TRM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			Software
	ATM	Photocopy	Development	Total

2003:
Sales	$41,572	$53,250	$1,029	$95,851
Less discounts	7,110	9,515	—	16,625
Net sales	34,462	43,735	1,029	79,226
Cost of sales	18,384	25,243	977	44,604
Gross profit	16,078	18,492	52	34,622
Income (loss) before interest, taxes, minority interest, and cumulative effect of accounting change	4,075	6,170	(1,032)	9,213
Depreciation and amortization	3,550	5,913	90	9,553
Capital expenditures	255	3,591	52	3,898
As of December 31, 2003:
Total assets	55,847	56,232	196	112,275

      Reconciliation of total income (loss) before interest, taxes, minority interest and cumulative effect of accounting change to consolidated income (loss) before income taxes, and discontinued operations is as follows (in thousands).

	2001	2002	2003

Income (loss) before interest, taxes, minority interest, and cumulative effect of accounting change	$(4,859)	$(3,957)	$9,213
Interest expense	(2,287)	(1,581)	(1,035)
Minority interest in losses of consolidated subsidiary	1,190	72	—
Add back loss from discontinued operations included in software development segment	3,144	264	—

Income (loss) from continuing operations before income taxes	$(2,812)	$(5,202)	$8,178

      Revenues are attributed to geographic areas based on the location of the assets producing the revenues. All revenues are attributed to external customers. No customers accounted for 10% or more of the Company’s revenue for any of the periods presented. Information about the Company’s domestic and foreign operations is presented hereafter (in thousands).

	Sales			Long Lived Assets December 31,

	2001	2002	2003	2001	2002	2003

United States	$51,339	$52,864	$55,987	$52,927	$44,581	$38,954
Foreign:
United Kingdom	22,113	28,570	35,241	18,856	21,002	20,040
Canada	3,829	3,809	4,623	4,759	4,178	6,322
France	1,706	—	—	—	—	—

	$78,987	$85,243	$95,851	$76,542	$69,761	$65,316

15.	Litigation

      On March 20, 2003, by a vote of disinterested directors, the Company determined to participate in a proposed agreement to settle all litigation brought by Frederick O. Paulsell, who was a director and shareholder of the Company, Frederick O. Paulsell III, Michael Paulsell, Leigh Ann Paulsell, and David

TRM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Paulsell (collectively, “Paulsell”) against Edward E. Cohen and Daniel G. Cohen, each of whom is a director and shareholder of the Company (collectively, the “Cohens”), ReadyCash Investment Partners, LP, which was a $20 million investor in the preferred shares of the Company, and ReadyCash GP, Inc., the general partner of ReadyCash (collectively, with Resource America, Inc., which was later named as a defendant, “ReadyCash”), as well as the litigation between TRM and Paulsell.

      Mr. Paulsell and Messrs. Cohen each requested that the Company provide certain indemnification with regard to the litigation. Subsequent to a vote of the Audit Committee, comprised of disinterested directors, the Company determined to reimburse the Cohens for certain legal expenses and at December 31, 2003 had paid $377,000 in total.

      Based on the proposed settlement agreement, as of December 31, 2002, the Company’s participation was recorded as a liability in the amount of $1,788,000 consisting of $1 million as a direct cash payment by the Company to the estate of Frederick Paulsell, $50,000 of related legal expense, and a note payable to the estate in the amount of $1 million, maturing in 5 years. In April 2003 the Company negotiated with the Paulsell estate to provide for an immediate cash payment of the Company’s portion of the settlement. The Company’s final participation was in the amount of $1,750,000 and was paid in full on April 17, 2003. Full and unconditional mutual releases were provided by all parties to the litigation in connection with the resolution. The Company has no remaining obligation to make any payments related to the litigation.

      The Company is seeking payment of all or a portion of the $1,750,000 payment from it directors’ and officers’ liability insurance carrier. Although the Company believes that it has a valid claim under its insurance policies, it is unable to provide an accurate assessment of whether the insurance carrier will pay all or any portion of the $1,750,000 payment. Therefore, no provision for any settlement from the insurance carrier has been included in the Company’s financial statements.

16.	Quarterly Financial Information (Unaudited)

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

2002:
Sales	$20,616	$21,556	$21,675	$21,396
Net sales	17,121	17,690	18,011	17,730
Gross profit	6,554	6,611	7,217	6,579
Income (loss) from continuing operations	(73)	(404)	182	(3,448)
Loss from discontinued operations	(264)	—	—	—
Net income (loss)	(337)	(404)	182	(3,448)
Basic and diluted loss per share:
From continuing operations	(.06)	(.11)	(.03)	(.54)
Net loss	(.10)	(.11)	(.03)	(.54)
2003:
Sales	$22,414	$24,366	$24,097	$24,974
Net sales	18,688	20,215	19,826	20,497
Gross profit	7,602	8,265	8,830	9,925
Net income	753	1,148	1,520	2,035
Basic net income per share	.05	.11	.16	.24
Diluted net income per share	.05	.11	.15	.21

TRM CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The results of operations for the fourth quarter of 2002 were affected by several adjustments. Certain of these adjustments affected operating income. In the fourth quarter of 2002 the Company determined that certain leased vehicles were unlikely to remain in service for the period originally estimated, and charged $400,000 to expense. Additionally, the Company recorded an allowance of $300,000 to reserve for obsolescence of non-moving inventory. Also affecting operating income is an increase to VAT expense of $299,000, related mainly to VAT receivable determined by the Company to be uncollectible and $128,000 that had been capitalized since the inception of the ATM business. In the fourth quarter of 2002, the Company determined that it was unlikely that certain copiers held in storage would be returned to service, and $2,049,000, representing the net book value of these copiers was charged to expense. Included in other expense is the litigation settlement of $1,788,000 discussed in Note 15 that was determined to be probable and charged to expense in the fourth quarter of 2002.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(in thousands)

	Balance at	Charged to	Charged to		Balance at
	Beginning of	Costs and	Other	Deductions —	End of
	Period	Expenses	Accounts	Write Offs	Period

Year ended December 31, 2001
Allowance for deferred tax liability	$765	$—	$—	$1,319	$2,084
Allowance for doubtful accounts	157	319	—	(305)	171
Allowance for sales tax deposit	300	—	—	(300)	—

Year ended December 31, 2002
Allowance for deferred tax liability	2,084	—	—	(1,505)	579
Allowance for doubtful accounts	171	204	—	(172)	203

Year ended December 31, 2003
Allowance for deferred tax liability	579	—	—	(229)	350
Allowance for doubtful accounts	203	210	—	(157)	256

4,500,000 Shares

TRM Corporation

Common Stock

PROSPECTUS

FRIEDMAN BILLINGS RAMSEY

                    , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

      The following is a list of estimated expenses in connection with the issuance and distribution of the securities being registered, with the exception of underwriting discounts and commissions:

SEC registration fee	$8,111
NASD filing fee	6,902
Nasdaq listing fee	100,000
Printing costs	125,000
Legal fees and expenses	100,000
Accounting fees and expenses	100,000
Transfer agent fees	2,500
Miscellaneous	25,000

Total	$467,513

All of the above expenses, except the SEC registration fee, NASD filing fee and the Nasdaq listing fee, are estimates.

Item 15.	Indemnification of Directors and Officers.

      Under the provisions of Sections 60.394 and 60.407 of the Oregon Business Corporation Act, the registrant is required to indemnify any present or former officer or director against expenses arising out of legal proceedings in which the director or officer becomes involved by reason of being a director or officer if the director or officer is successful in the defense of such proceedings. Section 60.391 provides that the registrant may indemnify a director or officer in connection with a proceeding in which he is not successful in defending if it is determined that he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the registrant or, in the case of a criminal action, if it is determined that he had no reasonable cause to believe his conduct was unlawful. Liabilities for which a director or officer may be indemnified include amounts paid in satisfaction of settlements, judgments, fines and other expenses (including attorneys’ fees incurred in connection with such proceedings). In a shareholder derivative action, no indemnification may be paid in respect of any claim, issue or matter as to which the director or officer has been adjudged to be liable to the registrant (except for expenses allowed by a court).

      The registrant’s restated articles of incorporation provide for indemnification of directors and officers of the registrant to the full extent permitted by applicable law. Under the provisions of the registrant’s restated bylaws, the registrant is required to indemnify officers or directors to a greater extent than under the current provisions of Section 60.414 of the Oregon Business Corporation Act. Except with respect to shareholder derivative actions, the bylaw provisions generally state that the director or officer will be indemnified against expenses, amounts paid in settlement and judgments, fines, penalties and/or other amounts incurred with respect to any threatened, pending or completed proceeding, provided that (i) such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant, and (ii) with respect to any criminal action or proceeding, such person had no reasonable cause to believe his or her conduct was unlawful.

      The foregoing standards also apply with respect to the indemnification of expenses incurred in a shareholder derivative suit. However, a director or officer may only be indemnified for settlement amounts or judgments incurred in a derivative suit to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

      In accordance with the Oregon Business Corporation Act, the registrant’s restated articles of incorporation contain a provision to limit the personal liability of the directors of the registrant for violations of their fiduciary duty. This provision eliminates each director’s liability to the registrant or its shareholders, for monetary damages except (i) for breach of the director’s duty of loyalty to the registrant or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 60.414 of the Oregon Business Corporation Act providing for liability of directors for unlawful distributions or (iv) for any transaction from which a director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

      The registrant maintains directors’ and officers’ liability insurance against any actual or alleged error, misstatement, misleading statement, act, omission, neglect or breach of duty by any director or officer of itself or any direct or indirect subsidiary, excluding certain matters including fraudulent, dishonest or criminal acts or self-dealing.

Item 16.	Exhibits and Financial Statement Schedules.

Exhibit No.		Description

1.1		Form of Underwriting Agreement(1)
2	(a)	Agreement for Sale of Business between FPC France Ltd. and FPC France, a French corporation dated September 27, 2001 (incorporated herein by reference to Exhibit 2(a) of Form 10-K for the year ended December 31, 2002)
2	(b)	Agreement of Presence between FPC France Ltd. and FPC France, a French corporation dated September 27, 2001 (incorporated herein by reference to Exhibit 2(b) of Form 10-K for the year ended December 31, 2002)
2	(c)	Stock Purchase Agreement by and between iATMglobal.net Corporation and S-3 Corporation dated February 12, 2002 (incorporated herein by reference to Exhibit 2(c) of Form 10-K for the year ended December 31, 2002)
3	.1(a)	Amendments to the Restated Articles of Incorporation (incorporated herein by reference to Exhibit 3.1(a) of Form 10-K for the fiscal year ended June 30, 1998)
3	.1(b)	Restated Articles of Incorporation (incorporated herein by reference to Exhibit 3.1(b) of Form 10-K for the fiscal year ended June 30, 1998)
3.2		Restated Bylaws (incorporated herein by reference to Exhibit 3.2 of Form 10-K for the fiscal year ended June 30, 1998)
4.1		Specimen Stock Certificate(1)
4.2		Investors’ Rights Agreement (incorporated herein by reference to Exhibit 4.1 of Form 8-K dated July 9, 1998)
4.3		Articles V, VI and VII of the Restated Articles of Incorporation, as amended (See Exhibit 3.1)
4.4		Articles I, II, V, VII and X of the Restated Bylaws (See Exhibit 3.2)
5.1		Opinion of Ledgewood Law Firm, P.C.(1)
5.2		Opinion of Perkins Coie LLP(1)
10	.1(a)	Lease dated October 14, 1991 between Pacific Realty Associates, L. P. and Registrant (for Registrant’s training facility in Portland, Oregon) (incorporated herein by reference to Exhibit 10.7 of Form S-1 dated November 8, 1991 [No. 33-43829])
10	.1(b)	Lease amendment dated February 7, 1994, between Pacific Realty Associates, L.P. and Registrant (incorporated herein by reference to Exhibit 10.7 of Form 10-K for the fiscal year ended June 30, 1994)

Exhibit No.		Description

10	.1(c)	Lease amendment dated August 10, 1994, between Pacific Realty Associates, L.P. and Registrant (incorporated herein by reference to Exhibit 10.5 of Form 10-K for the fiscal year ended June 30, 1995)
10	.1(d)	Lease dated August 10, 1994 between Pacific Realty Associates, L.P. and Registrant (for the Registrant’s corporate headquarters in Portland, Oregon) (incorporated herein by reference to Exhibit 10.4 of Form 10-K for the fiscal year ended June 30, 1995)
10	.1(e)	Lease amendment dated March 31, 2003 between Pacific Realty Associates, L.P. and Registrant (for the Registrant’s training facility in Portland, Oregon) (incorporated herein by reference to Exhibit 10.2(e) of Form 10-K for the fiscal year ended December 31, 2003)
10.2		Restated 1986 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.8 of Form 10-K for the fiscal year ended June 30, 1994)
10.3		1996 Stock Option Plan, as amended (incorporated herein by reference to Exhibit 10.5 of Form 10-K for the fiscal year ended June 30, 1998)
10.4		Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 28.1 of Form S-8 dated December 7, 1992 [No. 33-55370])
10.5		Form of Stock Option Agreements:
(a) For option grants before fiscal 1994 (incorporated herein by reference to Exhibit 10.9 of Form S-1 dated November 8, 1991 [No. 33-43829])
(b) For option grants during fiscal 1994 (incorporated herein by reference to Exhibit 10.10 of Form 10-K for the fiscal year ended June 30, 1994)
(c) For option grants during fiscal 1995 (incorporated herein by reference to Exhibit 10.8 of Form 10-K for the fiscal year ended June 30, 1995)
10.6		Employment Agreements:
(a) Employment Agreement dated February 8, 2000 with Gary Cosmer (incorporated herein by reference to Exhibit 10.8 of Form 10-K for the period ended December 31, 2000)
(b) Employment Agreement dated January 1, 2000 with Danial Tierney (incorporated herein by reference to Exhibit 10.8 of Form 10-K for the period ended December 31, 2000)
(c) Employment Agreement dated December 18, 2001 with Kenneth L. Tepper (incorporated herein by reference to Exhibit 10.8 of Form 10-K for the period ended December 31, 2001)
(d) Employment Agreement dated July 22, 2002 with Thomas W. Mann (incorporated herein by reference to Exhibit 10.8 of Form 10-Q for the period ended September 30, 2002)
(e) Employment Agreement dated as of April 1, 2004 with Ashley Dean
10.7		Preferred Stock and Warrants Purchase Agreement dated March 29, 1998 between the Company and ReadyCash Investment Partners, L.P. (incorporated herein by reference to Exhibit 10 of Form 10-Q for the quarter ended March 31, 1998)
10	.8(a)	First Amendment to Third Amended and Restated Business Loan Agreement (incorporated herein by reference to Exhibit 10.11 of Form 10-K for the fiscal year ended December 31, 2000)
10	.8(b)	Fifth Amendment to Third Amended and Restated Business Loan Agreement dated March 31, 2003 between TRM Corporation and Bank of America, N.A. (incorporated herein by reference to Exhibit 10.29 of Form 10-K for the year ended December 31, 2002)
10.9		Loan and Servicing Agreement dated March 17, 2000 by and among TRM Inventory Funding Trust, TRM ATM Corporation, Autobahn Funding Company LLC, Bank Deutsche Genossenschaftsbank AG, and Keybank National Association (incorporated herein by reference to Exhibit 10.11 of Form 10-Q for the quarter ended March 31, 2000)

Exhibit No.	Description

10.10	Third Amendment to Loan and Servicing Agreement dated April 23, 2002 among TRM Inventory Funding Trust, TRM ATM Corporation, Autobahn Funding Company, L.L.C., DZ Bank AG, Deutsche Zentral-Genossenschaftsbank Frankfurt am Main, and U.S. Bank National Association (incorporated herein by reference to Exhibit 10.9 of Form 10-Q for the quarter ended June 30, 2002)
10.11	Fourth Amendment to Loan and Servicing Agreement dated July 22, 2002 among TRM Inventory Funding Trust, TRM ATM Corporation, Autobahn Funding Company, L.L.C., DZ Bank AG, Deutsche Zentral-Genossenschaftsbank Frankfurt am Main, and U.S. Bank National Association (incorporated herein by reference to Exhibit 10.10 of Form 10-Q for the quarter ended June 30, 2002)
10.12	Agreement dated January 12, 2001 between TRM (ATM) Limited and Girobank, Plc. (incorporated herein by reference to Exhibit 10.11 of Form 10-Q for the quarter ended June 30, 2002)
10.13	Master Lease Purchase Agreement by and between TRM Copy Centres (UK) Ltd. and Barclays Mercantile Business Finance Limited dated July 19, 2002 (incorporated herein by reference to Exhibit 10.12 of Form 10-Q for the quarter ended September 30, 2002)
10.14	Rental Agreement by and between TRM (ATM) Limited and NCR Limited dated August 13, 2002 (incorporated herein by reference to Exhibit 10.14 of Form 10-Q for the quarter ended September 30, 2002)
10.15	Supplemental Agreement by and between TRM (ATM) Limited and NCR Limited dated August 13, 2002 (incorporated herein by reference to Exhibit 10.15 of Form 10-Q for the quarter ended September 30, 2002)
10.16	Form of Parent Guarantee by and between TRM Corporation and NCR Limited dated July 29, 2002 (incorporated herein by reference to Exhibit 10.16 of Form 10-Q for the quarter ended September 30, 2002)
10.17	Security Assignment by and between TRM (ATM) Limited and NCR Limited dated September 4, 2002 (incorporated herein by reference to Exhibit 10.17 of Form 10-Q for the quarter ended September 30, 2002)
10.18	Notice of Assignment from Summit Asset Management Limited to CitiCapital Ltd. dated September 9, 2002 (incorporated herein by reference to Exhibit 10.18 of Form 10-Q for the quarter ended September 30, 2002)
10.19	Fifth Amendment to Third Amended and Restated Business Loan Agreement dated March 31, 2003 between TRM Corporation and Bank of America, N.A. (incorporated herein by reference to Exhibit 10.29 of Form 10-K for the year ended December 31, 2002)
10.20	Fifth Amendment to Loan and Servicing Agreement dated April 23, 2003, among TRM Inventory Funding Trust, TRM ATM Corporation, Autobahn Funding Company, LLC, DZ Bank AG, Deutsche Zentral-Genossenschaftsbank Frankfurt am Main, and U.S. Bank National Association (incorporated herein by reference to Exhibit 10.30 of Form 10-Q for the quarter ended March 31, 2003)
10.21	Business Loan Agreement dated as of May 15, 2003, between Bank of America, N.A., and TRM Corporation (incorporated herein by reference to Exhibit 10.1 of Form 10-Q for the quarter ended June 30, 2003)
10.22	First Amendment to Business Loan Agreement dated March 25, 2004, between Bank of America, N.A. and TRM Corporation (incorporated herein by reference to Exhibit 10.1 of Form 10-Q for the quarter ended March 31, 2004).
21.1	Subsidiaries of the Registrant
23.1	Consent of Ledgewood Law Firm, P.C. (included in Exhibit 5.1)(1)
23.2	Consent of Perkins Coie LLP (included in Exhibit 5.2)(1)
23.3	Consent of PricewaterhouseCoopers LLP
24.1	Power of Attorney (included on the signature page to this registration statement)

(1)	To be filed by amendment.

Item 17.	Undertakings.

      (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on June 23, 2004.

TRM CORPORATION

By:	/s/ KENNETH L. TEPPER

Kenneth L. Tepper
President and Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kenneth L. Tepper, Danial J. Tierney and Amy B. Krallman, or any of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any additional registration statement filed pursuant to Rule 462 promulgated under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ KENNETH L. TEPPER KENNETH L. TEPPER Chief Executive Officer and Director (Principal Executive Officer)	Date: June 23, 2004

/s/ DANIEL E. O’BRIEN DANIEL E. O’BRIEN Senior Vice President, Financial Services (Principal Financial Officer)	Date: June 23, 2004

/s/ REBECCA J. DEMY REBECCA J. DEMY Principal Accounting Officer (Principal Accounting Officer)	Date: June 23, 2004

/s/ DANIEL G. COHEN DANIEL G. COHEN Chairman of the Board and Director	Date: June 23, 2004

/s/ EDWARD E. COHEN EDWARD E. COHEN Chairman of the Executive Committee and Director	Date: June 23, 2004

/s/ NANCY ALPERIN NANCY ALPERIN Director	Date: June 23, 2004

/s/ SLAVKA B. GLASER SLAVKA B. GLASER Director	Date: June 23, 2004

/s/ HERSH KOZLOV HERSH KOZLOV Director	Date: June 23, 2004

/s/ LANCE LAIFER LANCE LAIFER Director	Date: June 23, 2004

/s/ ALAN D. SCHREIBER, M.D. ALAN D. SCHREIBER, M.D. Director	Date: June 23, 2004

/s/ HARMON S. SPOLAN HARMON S. SPOLAN Director	Date: June 23, 2004

EXHIBIT INDEX

Exhibit No.		Description

1.1		Form of Underwriting Agreement(1)
2	(a)	Agreement for Sale of Business between FPC France Ltd. and FPC France, a French corporation dated September 27, 2001 (incorporated herein by reference to Exhibit 2(a) of Form 10-K for the year ended December 31, 2002)
2	(b)	Agreement of Presence between FPC France Ltd. and FPC France, a French corporation dated September 27, 2001 (incorporated herein by reference to Exhibit 2(b) of Form 10-K for the year ended December 31, 2002)
2	(c)	Stock Purchase Agreement by and between iATMglobal.net Corporation and S-3 Corporation dated February 12, 2002 (incorporated herein by reference to Exhibit 2(c) of Form 10-K for the year ended December 31, 2002)
3	.1(a)	Amendments to the Restated Articles of Incorporation (incorporated herein by reference to Exhibit 3.1(a) of Form 10-K for the fiscal year ended June 30, 1998)
3	.1(b)	Restated Articles of Incorporation (incorporated herein by reference to Exhibit 3.1(b) of Form 10-K for the fiscal year ended June 30, 1998)
3.2		Restated Bylaws (incorporated herein by reference to Exhibit 3.2 of Form 10-K for the fiscal year ended June 30, 1998)
4.1		Specimen Stock Certificate(1)
4.2		Investors’ Rights Agreement (incorporated herein by reference to Exhibit 4.1 of Form 8-K dated July 9, 1998)
4.3		Articles V, VI and VII of the Restated Articles of Incorporation, as amended (See Exhibit 3.1)
4.4		Articles I, II, V, VII and X of the Restated Bylaws (See Exhibit 3.2)
5.1		Opinion of Ledgewood Law Firm, P.C.(1)
5.2		Opinion of Perkins Coie LLP(1)
10	.1(a)	Lease dated October 14, 1991 between Pacific Realty Associates, L. P. and Registrant (for Registrant’s training facility in Portland, Oregon) (incorporated herein by reference to Exhibit 10.7 of Form S-1 dated November 8, 1991 [No. 33-43829])
10	.1(b)	Lease amendment dated February 7, 1994, between Pacific Realty Associates, L.P. and Registrant (incorporated herein by reference to Exhibit 10.7 of Form 10-K for the fiscal year ended June 30, 1994)
10	.1(c)	Lease amendment dated August 10, 1994, between Pacific Realty Associates, L.P. and Registrant (incorporated herein by reference to Exhibit 10.5 of Form 10-K for the fiscal year ended June 30, 1995)
10	.1(d)	Lease dated August 10, 1994 between Pacific Realty Associates, L.P. and Registrant (for the Registrant’s corporate headquarters in Portland, Oregon) (incorporated herein by reference to Exhibit 10.4 of Form 10-K for the fiscal year ended June 30, 1995)
10	.1(e)	Lease amendment dated March 31, 2003 between Pacific Realty Associates, L.P. and Registrant (for the Registrant’s training facility in Portland, Oregon) (incorporated herein by reference to Exhibit 10.2(e) of Form 10-K for the fiscal year ended December 31, 2003)
10.2		Restated 1986 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.8 of Form 10-K for the fiscal year ended June 30, 1994)
10.3		1996 Stock Option Plan, as amended (incorporated herein by reference to Exhibit 10.5 of Form 10-K for the fiscal year ended June 30, 1998)
10.4		Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 28.1 of Form S-8 dated December 7, 1992 [No. 33-55370])
10.5		Form of Stock Option Agreements:
(a) For option grants before fiscal 1994 (incorporated herein by reference to Exhibit 10.9 of Form S-1 dated November 8, 1991 [No. 33-43829])
(b) For option grants during fiscal 1994 (incorporated herein by reference to Exhibit 10.10 of Form 10-K for the fiscal year ended June 30, 1994)

Exhibit No.		Description

(c) For option grants during fiscal 1995 (incorporated herein by reference to Exhibit 10.8 of Form 10-K for the fiscal year ended June 30, 1995)
10.6		Employment Agreements:
(a) Employment Agreement dated February 8, 2000 with Gary Cosmer (incorporated herein by reference to Exhibit 10.8 of Form 10-K for the period ended December 31, 2000)
(b) Employment Agreement dated January 1, 2000 with Danial Tierney (incorporated herein by reference to Exhibit 10.8 of Form 10-K for the period ended December 31, 2000)
(c) Employment Agreement dated December 18, 2001 with Kenneth L. Tepper (incorporated herein by reference to Exhibit 10.8 of Form 10-K for the period ended December 31, 2001)
(d) Employment Agreement dated July 22, 2002 with Thomas W. Mann (incorporated herein by reference to Exhibit 10.8 of Form 10-Q for the period ended September 30, 2002)
(e) Employment Agreement dated as of April 1, 2004 with Ashley Dean
10.7		Preferred Stock and Warrants Purchase Agreement dated March 29, 1998 between the Company and ReadyCash Investment Partners, L.P. (incorporated herein by reference to Exhibit 10 of Form 10-Q for the quarter ended March 31, 1998)
10	.8(a)	First Amendment to Third Amended and Restated Business Loan Agreement (incorporated herein by reference to Exhibit 10.11 of Form 10-K for the fiscal year ended December 31, 2000)
10	.8(b)	Fifth Amendment to Third Amended and Restated Business Loan Agreement dated March 31, 2003 between TRM Corporation and Bank of America, N.A. (incorporated herein by reference to Exhibit 10.29 of Form 10-K for the year ended December 31, 2002)
10.9		Loan and Servicing Agreement dated March 17, 2000 by and among TRM Inventory Funding Trust, TRM ATM Corporation, Autobahn Funding Company LLC, Bank Deutsche Genossenschaftsbank AG, and Keybank National Association (incorporated herein by reference to Exhibit 10.11 of Form 10-Q for the quarter ended March 31, 2000)
10.10		Third Amendment to Loan and Servicing Agreement dated April 23, 2002 among TRM Inventory Funding Trust, TRM ATM Corporation, Autobahn Funding Company, L.L.C., DZ Bank AG, Deutsche Zentral-Genossenschaftsbank Frankfurt am Main, and U.S. Bank National Association (incorporated herein by reference to Exhibit 10.9 of Form 10-Q for the quarter ended June 30, 2002)
10.11		Fourth Amendment to Loan and Servicing Agreement dated July 22, 2002 among TRM Inventory Funding Trust, TRM ATM Corporation, Autobahn Funding Company, L.L.C., DZ Bank AG, Deutsche Zentral-Genossenschaftsbank Frankfurt am Main, and U.S. Bank National Association (incorporated herein by reference to Exhibit 10.10 of Form 10-Q for the quarter ended June 30, 2002)
10.12		Agreement dated January 12, 2001 between TRM (ATM) Limited and Girobank, Plc. (incorporated herein by reference to Exhibit 10.11 of Form 10-Q for the quarter ended June 30, 2002)
10.13		Master Lease Purchase Agreement by and between TRM Copy Centres (UK) Ltd. and Barclays Mercantile Business Finance Limited dated July 19, 2002 (incorporated herein by reference to Exhibit 10.12 of Form 10-Q for the quarter ended September 30, 2002)
10.14		Rental Agreement by and between TRM (ATM) Limited and NCR Limited dated August 13, 2002 (incorporated herein by reference to Exhibit 10.14 of Form 10-Q for the quarter ended September 30, 2002)
10.15		Supplemental Agreement by and between TRM (ATM) Limited and NCR Limited dated August 13, 2002 (incorporated herein by reference to Exhibit 10.15 of Form 10-Q for the quarter ended September 30, 2002)
10.16		Form of Parent Guarantee by and between TRM Corporation and NCR Limited dated July 29, 2002 (incorporated herein by reference to Exhibit 10.16 of Form 10-Q for the quarter ended September 30, 2002)

Exhibit No.	Description

10.17	Security Assignment by and between TRM (ATM) Limited and NCR Limited dated September 4, 2002 (incorporated herein by reference to Exhibit 10.17 of Form 10-Q for the quarter ended September 30, 2002)
10.18	Notice of Assignment from Summit Asset Management Limited to CitiCapital Ltd. dated September 9, 2002 (incorporated herein by reference to Exhibit 10.18 of Form 10-Q for the quarter ended September 30, 2002)
10.19	Fifth Amendment to Third Amended and Restated Business Loan Agreement dated March 31, 2003 between TRM Corporation and Bank of America, N.A. (incorporated herein by reference to Exhibit 10.29 of Form 10-K for the year ended December 31, 2002)
10.20	Fifth Amendment to Loan and Servicing Agreement dated April 23, 2003, among TRM Inventory Funding Trust, TRM ATM Corporation, Autobahn Funding Company, LLC, DZ Bank AG, Deutsche Zentral-Genossenschaftsbank Frankfurt am Main, and U.S. Bank National Association (incorporated herein by reference to Exhibit 10.30 of Form 10-Q for the quarter ended March 31, 2003)
10.21	Business Loan Agreement dated as of May 15, 2003, between Bank of America, N.A., and TRM Corporation (incorporated herein by reference to Exhibit 10.1 of Form 10-Q for the quarter ended June 30, 2003)
10.22	First Amendment to Business Loan Agreement dated March 25, 2004, between Bank of America, N.A. and TRM Corporation (incorporated herein by reference to Exhibit 10.1 of Form 10-Q for the quarter ended March 31, 2004).
21.1	Subsidiaries of the Registrant
23.1	Consent of Ledgewood Law Firm, P.C. (included in Exhibit 5.1)(1)
23.2	Consent of Perkins Coie LLP (included in Exhibit 5.2)(1)
23.3	Consent of PricewaterhouseCoopers LLP
24.1	Power of Attorney (included on the signature page to this registration statement)

(1)	To be filed by amendment.